SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 12, 2011

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on April 12, 2011 on the Hong Kong Stock Exchange’s website:

(i) at http://www.hkexnews.hk/listedco/listconews/sehk/20110412/LTN20110412408.pdf, with respect to the annual report of the Company for the year ended December 31, 2010;

(ii) at http://www.hkexnews.hk/listedco/listconews/sehk/20110412/LTN20110412417.pdf, with respect to the form of proxy for attending the Company’s annual general meeting (the “AGM”);

(iii) at http://www.hkexnews.hk/listedco/listconews/sehk/20110412/LTN20110412438.pdf, with respect to the reply slip for attending the AGM;

(iv) at http://www.hkexnews.hk/listedco/listconews/sehk/20110412/LTN20110412457.pdf, with respect to the notice of the Company’s AGM; and

(v) at http://www.hkexnews.hk/listedco/listconews/sehk/20110412/LTN20110412610.pdf, with respect to the notification letter and request form to non-registered shareholders of the Company regarding the AGM.

An English version of each announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/  Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: April 12, 2011

中国南方航空
CHINA SOUTHERN



China Southern Airlines Company Limited

Annual Report 2010

H Share Stock Code: 1055
A Share Stock Code: 600029
ADR Code: ZNH

Contents



China Southern Airlines Company Limited (the "Company"), together with its subsidiaries (collectively, the "Group"), is one of the largest airlines in the People's Republic of China ("China" or "the PRC"). In 2010, the Group ranked first among all Chinese airlines in terms of its fleet size, flight routes network and volume of passenger traffic. The Group has a network of flight routes with Guangzhou as the core hub and Beijing as a major hub, covering China and the rest of Asia and connecting Europe, America, Australia and Africa. The Company joined the SKYTEAM in November 2007. Up to the date of this report, the Group has established a network reaching 898 destinations globally, connecting 169 countries and regions and covering major cities around the world.

Based in Guangzhou, the Group has 15 branches, including Xinjiang, Beifang, Beijing, Shenzhen, Hainan, Heilongjiang, Jilin, Dalian, Henan, Hubei, Hunan, Guangxi, Xi'an, Taiwan, Zhuhai Helicopter, and 5 major subsidiaries, including Xiamen Airlines, Shantou Airlines, Zhuhai Airlines, Guizhou Airlines and Chongqing Airlines. The Group has set up four bases in places including Shanghai and 22 domestic offices in cities including Chengdu, Hangzhou and Nanjing. It also maintains 52 overseas offices including Tokyo, Los Angeles, Paris, Sydney, Singapore and Moscow. Apart from the above, the Company has equity interests in Sichuan Airlines Corporation Limited.

As of 31 December 2010, the Group had a fleet of 422 aircraft, consisting primarily of Boeing 737 series, 747, 757, 777, Airbus 320 series, 300, 330 etc. The average age of the Group's registered aircraft was 6.36 years as at the year end of 2010.

Corporate Information

DIRECTORS

Non-Executive Directors

Si Xian Min *(Chairman)*
Li Wen Xin
Wang Quan Hua

Executive Directors

Tan Wan Geng *(President)*
Zhang Zi Fang *(Executive Vice President)*
Xu Jie Bo *(Executive Vice President and Chief Financial Officer)*
Chen Zhen You

Independent Non-Executive Directors

Gong Hua Zhang
Lam Kwong Yu
Wei Jin Cai
Ning Xiang Dong

SUPERVISORS

Pan Fu *(Chairman of the Supervisory Committee)*
Li Jia Shi
Zhang Wei
Yang Yi Hua
Liang Zhong Gao

JOINT COMPANY SECRETARIES

Xie Bing
Liu Wei

AUTHORISED REPRESENTATIVES

Xu Jie Bo
Liu Wei

PRINCIPAL BANKERS

The Industrial & Commercial Bank of China
Bank of China
China Construction Bank
Agricultural Bank of China
China Development Bank

LEGAL ADVISERS TO THE COMPANY

DLA Piper Hong Kong
Z&T Law Firm

SHARE REGISTRAR

Hong Kong Registrars Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

BNY Mellon Shareowner Services
P.O. Box 358516
Pittsburgh, PA15252-8516
U.S.A.

China Securities Depository and Clearing Corporation
Limited Shanghai Branch
Floor 36, China Insurance Building
166 Lu Jia Zui East Road, Shanghai
PRC

CORPORATE HEADQUARTERS

278 Ji Chang Road
Guangzhou
PRC 510405
Website: www.csair.com

PLACE OF BUSINESS IN HONG KONG

Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

INTERNATIONAL AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Hong Kong

PRC AUDITORS

KPMG Huazhen
8/F, Office Tower E2
Oriental Plaza
No. 1 East Chang An Avenue
Beijing
PRC
Postcode 100738

Total Revenue 2010
RMB million


• Domestic passenger revenue 58,155 (76.0%)
• Hong Kong, Macau and Taiwan passenger revenue 1,521 (2.0%)
• International passenger revenue 9,028 (11.8%)
• Cargo & mail 5,436 (7.1%)
• Other revenue 2,355 (3.1%)

Passenger Traffic Capacity Available Seat Kilometres ("ASK") 2010
million


• Domestic 117,383 (83.5%)
• Hong Kong, Macau and Taiwan 2,353 (1.7%)
• International 20,762 (14.8%)

Passenger Traffic Revenue Passenger Kilometres ("RPK") 2010
million


• Domestic 94,014 (84.4%)
• Hong Kong, Macau and Taiwan 1,788 (1.6%)
• International 15,526 (14.0%)

The board (the "Board") of directors (the "Directors") of the Company hereby presents below the consolidated results of the Group for the year ended 31 December 2010, prepared in accordance with International Financial Reporting Standards ("IFRSs"), together with the comparative figures for the corresponding period in 2009. The following consolidated results should be read in conjunction with the financial statements and the Independent Auditor's Report contained in this annual report (the "Annual Report").

CONSOLIDATED INCOME STATEMENT

	For the year ended 31 December				2010 vs 2009 Increase/ (decrease)
	2010 RMB million	2009 RMB million	**2010 HK$ million**	**2010 US$ million**	%
Traffic revenue:					
Passenger	**68,704**	50,059	**80,743**	**10,374**	37.2
Cargo and mail	**5,436**	2,908	**6,389**	**821**	86.9
	74,140	52,967	**87,132**	**11,195**	40.0
Other operating revenue	**2,355**	1,835	**2,768**	**355**	28.3
Total operating revenue	**76,495**	54,802	**89,900**	**11,550**	39.6
Operating expenses:					
Flight operations	**38,593**	29,296	**45,356**	**5,827**	31.7
Maintenance	**5,586**	4,446	**6,565**	**843**	25.6
Aircraft and traffic servicing	**10,968**	9,169	**12,890**	**1,656**	19.6
Promotion and sales	**5,555**	4,170	**6,528**	**839**	33.2
General and administrative	**2,266**	1,844	**2,663**	**342**	22.9
Impairment on property, plant and equipment	**212**	26	**249**	**32**	715.4
Depreciation and amortisation	**7,061**	5,971	**8,298**	**1,066**	18.3
Others	**444**	429	**522**	**68**	3.5
Total operating expenses	**70,685**	55,351	**83,071**	**10,673**	27.7
Other net income	**476**	1,989	**559**	**72**	(76.1)
Operating profit	**6,286**	1,440	**7,388**	**949**	336.5


million
130,000
120,000
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
93,002
111,328
2009
2010
Passenger Traffic (RPK)


million
160000
140000
120000
100000
80000
60000
40000
20000
0
123,441
140,498
2009
2010
Passenger Capacity (ASK)


RMB
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.54
0.62
2009
2010
Yield (Yield per RPK)

	For the year ended 31 December				2010 vs 2009
	2010 RMB million	2009 RMB million	2010 HK$ million	2010 US$ million	Increase/ (decrease) %
Interest income	**93**	68	**109**	**14**	36.8
Interest expense	**(1,265)**	(1,497)	**(1,487)**	**(191)**	(15.5)
Share of associates' results	**56**	69	**66**	**8**	(18.8)
Share of jointly controlled entities' results	**112**	214	**132**	**17**	(47.7)
Gain on sale of a jointly controlled entity classified as held for sale, net	**1,078**	–	**1,267**	**163**	–
(Loss)/gain on derivatives financial instruments, net	**(30)**	45	**(35)**	**(5)**	(166.7)
Exchange gain, net	**1,746**	93	**2,052**	**264**	1,777.4
Gain on deemed disposal of a subsidiary	**17**	–	**19**	**3**	–
Profit before taxation	**8,093**	432	**9,511**	**1,222**	1,773.4
Income tax (expense)/benefit	**(1,678)**	95	**(1,972)**	**(253)**	(1,866.3)
Profit for the year	**6,415**	527	**7,539**	**969**	1,117.3
Attributable to:					
Equity shareholders of the Company	**5,795**	330	**6,810**	**875**	1,656.1
Non-controlling interests	**620**	197	**729**	**94**	214.7
Profit for the year	**6,415**	527	**7,539**	**969**	1,117.3
Earnings per share Basic and diluted	**RMB0.70**	RMB0.05	**HK$0.82**	**US$0.11**	1,300.0

Note:

(1) The above consolidated income statement has been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into Hong Kong dollars ("HK$") and United States dollars ("US$") solely for the convenience of readers have been made at the rates of HK$1.00 to RMB0.8509 and US$1.00 to RMB6.6227, respectively, being the average of the buying and selling rates as quoted by the People's Bank of China at the close of business on 31 December 2010. No representation is made that the RMB amounts could have been or could be converted into HK$ or US$ at these rates on 31 December 2010 or on any other date.

Chairman's Statement

"Turning to 2011, global economies are seen to show sluggish recovery, whereas a number of uncertainties may yet drag down its pace. Developed economies are lack of growth momentum, while emerging economies will face serious inflation; these will affect future growth of the global economies. Although it is startling evident that economic growth in China now is imbalanced, not coordinated and unsustainable, which makes the whole situation even worse with a severe inflation, it is also certain that the PRC economy will remain a relatively fast drive after its rebound. In particular, economic restructuring, income distribution reform and other measures will create favorable conditions for the rapid and health development of the domestic aviation market. On top of its assurance about aviation safety, the Group will advance the strategic transformation, strive to improve the competitiveness and profitability and enhance the service standard and brand image continuously. The Group is confident of ongoing improvement in its operating results."

Si Xian Min
Chairman



In 2010, facing slowly recovering global economies and a complicated domestic economy, China further accelerated its economic transformation and restructuring, preserving the sound trend in economic resilience and therefore ensuring a stable, rapid growth in its national economy. Facing the strong economic upturn and prosperous demand for airline operations, the Company, capitalized on market opportunities, aggressively leveraged its operation capacity, comprehensively propelled restructuring, earnestly implemented strategic transformation, successfully seized favorable opportunities arising from continuous prosperity in aviation industry and tenaciously overcame challenges brought about by restructuring in the industry and by operation of the high speed railway, thereby attaining a fruitful harvest in its overall production and operation.

During the reporting period, the Company strengthened safety surveillance and enhanced building of headquarter's safety management capacity. Notwithstanding enormous pressures posed by changing market situation, strategic transformation, and security tasks for World Expo and Asian Games, it attained safety operation throughout the whole year and achieved the best safety performance ever in the history. In 2010, the Company had realized records of 1,181,000 safe flight hours, 7,711,000 accumulated safe flight hours, 134 consecutive safe flight months, and 198 consecutive months of air security.

During the reporting period, the Company fully pushed ahead restructuring while rationalized assets and liabilities, the structure, fleet composition and routes combination; these have clearly laid a solid foundation for further shift in development mode and improvement of overall competitiveness. The Company announced its proposal on non-public issue of A Shares and H Shares in March 2010 and completed the said issuances in November 2010, raising fund of RMB10,730,000,000 through this 2010 re-finance plan. As a result, the Company's assets and liabilities structure has been largely improved, while its profitability has been greatly enhanced.

During the reporting period, the Company deepened its efforts in energy saving and emission reduction, devoted itself to special tasks and hence fulfilled its social responsibilities. The Company strived to effectuate Green Flight and speed up fleet upgrade and technical reform. In 2010, fuel consumption of the Company's civil aircraft was 4.26L for each 100 passengers per kilometer, a 4.05% decline as compared with that in 2009. For this, the Company was accredited with the "2010 National Energy Saving Contribution Award ("2010年節能中國貢獻獎")" and "The PRC Top 10 Green Responsible Enterprises Award (中國十佳綠色責任企業獎)". Moreover, the Company also took initiatives to fulfill its social responsibilities, which is demonstrated by 1,027 flights

of special tasks like chartered flight, disaster relief, and evacuation of overseas compatriots. In 2010, our Ten Cent Care Foundation donated RMB13,680,000 in total for disaster relief, study support and poverty relief. This helped the Company to have won the "Award for the PRC Preminent Enterprises in Corporate Social Responsibilities (中國企業社會責任榜傑出企業獎)" bestowed by China Business Network.

Turning to 2011, global economies are seen to show sluggish recovery, whereas a number of uncertainties may yet drag down its pace. Developed economies are lack of growth momentum, while emerging economies will face serious inflation; these will affect future growth of the global economies. The PRC economy will remain a relatively fast drive after its rebound. In particular, economic restructuring, income distribution reform and other measures will render great help to shift the PRC economic growth mode and realize a sustainable growth. However, it is startling evident that economic growth in China now is imbalanced, not coordinated and unsustainable, which makes the whole situation even worse with a severe inflation. Where the macro-economic control imposed by the state is becoming more stringent, the growth rate for the economy is expected to slow down. Confronted with an increasingly complicated domestic and overseas economic environment, the PRC aviation industry will move ahead among opportunities and challenges. On one hand, revitalization in the global economies and rapid growth of the PRC economy are seen to build a strong foothold for future development of aviation industry, increased shift in the PRC economic development mode and the endless boost in market consumption will push the aviation industry forward, while constant improvement in defects of aviation industry and continuous appreciation in RMB will improve operating results of the airlines; on the other hand, intensifying fluctuation in macro-economies, escalation of inflation, acceleration of high speed railway, and consistent increase in fuel prices will certainly pose tremendous challenges onto operating results and development of aviation industry. By virtue of these, the Company will fully utilize beneficiary conditions, such as drastic surge-ups in demand for air transportation, relatively tight transportation capacity and appreciation in RMB, so as to respond to the challenges, including operation of high speed railway and increase in fuel prices, with the following key measures:

1. **Comprehensive promotion of the application of safety management system, to improve its risk management capacity and ensure constant safety for its airlines**

   In 2011, the Company will highlight the importance of safety and comprehensively propel the application of safety management system, to collect, analyze and use the information on safety, so as to identify and manage risks effectively. It will also emphasize the building of safety management capacity, cater to the needs of the Company's strategic transformation and improve its risk management capacity, to enlarge investment in safety and solidify safety base, with a view to realize safe flight throughout the whole year.

2. **Progression of strategic transformation**

   In 2011, the Company will continue to enlarge the percentage of its international operation by emphasizing international market exploration, enhancing investment in international market, adjusting the layout of its traffic capacity and formulating international products. It will also further secure and leverage its market position by continuously constructing its hubs in Guangzhou and other regions, consolidating its transit business and reinforcing the control over its hubs. Furthermore, it will converge the operation rate of its A380 to the international standard by rationalizing flight network plan, propelling the marketing of its hubs as well as its first class and business class, fostering its branding and perfecting its international sales capacity.

3. **Innovation of brand services and continuous improvement in service quality**

   In 2011, the Company will fully implement the SKYTRAX four-star standard and meet all criteria required as we have already became a "four-star airline". On the back of promoting standardization of economy class, we will focus on enhancing service standard of high-end, first class and business class, and transit business, with a view to enhance the bridge between services and sales. In addition, it will innovate its branding, establish a complete brand management system, improve recognition and loyalty of passengers and elevate service quality of the Company, so as to make its brand a core competitiveness of us.

4. **Acceleration of freight progression and improvement in freight capacity**

   In 2011, the Company will further accelerate the internationalization of its freight business. Moreover, it will move on to improve its freight capacity by speeding up strategic allocation, perfecting freight route network, quickening the building of its freight base, integrating its freight resources in upstream and downstream business and exploring a new mode for freight operation.



During the reporting period, benefited from the rapid growth in domestic economy and boost in consumption, as well as the success in Shanghai World Expo and Guangzhou Asian Games, civil aviation industry in China enjoyed a dramatic situation that exhibited booming passenger and freight business.

Tan Wan Geng
President

During the reporting period, benefited from the rapid growth in domestic economy and boost in consumption, as well as the success in Shanghai World Expo and Guangzhou Asian Games, civil aviation industry in China enjoyed a dramatic situation that exhibited booming passenger and freight business. Facing the flourish demand for aviation transportation, the Company actively seized market opportunities, greatly propelled restructuring, largely improved production and operation capacity and successfully grasped buoyant opportunities arising from continuous prosperity in aviation industry, thereby having achieved the best record in the history in terms of safety performance and economic efficiency.

During the reporting period, the Company, capitalized on its extensive network, established an effective transformation and advancement mode, allocated concrete transformation tasks on a collective basis and conducted "Year for Implementation of the Strategic Transformation" by eyeing transit services to Australia as a key breakthrough; these have attained preliminary achievements in the current stage. The steady progression of the Company's hubs, constant upturn in the competitiveness of its transit products, full exercise of its scale advantage and network effect, and obvious improvement in the operation of its long-haul international services have together paved an effective way for its future development.

The Company staged the activities of "Year of Branded Services Promotion" during the reporting period. Through enhanced branding, it took the lead in launching a premium economy class, administered flight delays and baggage transport error and completed security tasks for the Shanghai World Expo and Guangzhou Asian Games, therefore having further promoted its brand recognition and market endorsement. Through meeting all criteria required under SKYTRAX four-star standard, it further enhanced its service standard and quality, to move up its service level to another step. Thanks to these efforts, the Company was promoted as a SKYTRAX four-star airline in January 2011.

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended 31 December 2010	2009	2010 vs 2009 Increase/ (decrease) %
Traffic			
Revenue passenger kilometres (RPK) *(million)*			
– Domestic	**94,014**	80,697	**16.5**
– Hong Kong, Macau and Taiwan	**1,788**	1,337	**33.7**
– International	**15,526**	10,968	**41.6**
Total	**111,328**	93,002	**19.7**
Revenue tonne kilometres (RTK) *(million)*			
– Domestic	**9,715**	8,342	**16.5**
– Hong Kong, Macau and Taiwan	**171**	126	**35.7**
– International	**3,218**	1,599	**101.3**
Total	**13,104**	10,067	**30.2**
Passengers carried *(thousand)*			
– Domestic	**69,727**	61,130	**14.1**
– Hong Kong, Macau and Taiwan	**1,573**	1,276	**23.3**
– International	**5,156**	3,875	**33.1**
Total	**76,456**	66,281	**15.4**
Cargo and mail carried *(thousand tonnes)*			
– Domestic	**874**	750	**16.5**
– Hong Kong, Macau and Taiwan	**12**	9	**33.3**
– International	**231**	103	**124.3**
Total	**1,117**	862	**29.6**

	For the year ended 31 December 2010	2009	2010 vs 2009 Increase/ (decrease) %
Capacity			
Available seat kilometres (ASK) *(million)*			
– Domestic	**117,383**	105,379	**11.4**
– Hong Kong, Macau and Taiwan	**2,353**	1,916	**22.8**
– International	**20,762**	16,146	**28.6**
Total	**140,498**	123,441	**13.8**
Available tonne kilometres (ATK) *(million)*			
– Domestic	**13,890**	12,425	**11.8**
– Hong Kong, Macau and Taiwan	**269**	219	**22.8**
– International	**4,981**	2,802	**77.8**
Total	**19,140**	15,446	**23.9**
Load factor			
Passenger load factor (RPK/ASK) *(%)*			
– Domestic	**80.1**	76.6	**4.6**
– Hong Kong, Macau and Taiwan	**76.0**	69.8	**8.9**
– International	**74.8**	67.9	**10.2**
Overall	**79.2**	75.3	**5.2**
Overall load factor (RTK/ATK) *(%)*			
– Domestic	**69.9**	67.1	**4.2**
– Hong Kong, Macau and Taiwan	**63.6**	57.7	**10.2**
– International	**64.6**	57.1	**13.1**
Overall	**68.5**	65.2	**5.1**
Yield			
Yield per RPK *(RMB)*			
– Domestic	**0.62**	0.53	**17.0**
– Hong Kong, Macau and Taiwan	**0.85**	0.75	**13.3**
– International	**0.58**	0.55	**5.5**
Overall	**0.62**	0.54	**14.8**

	For the year ended 31 December 2010	2009	2010 vs 2009 Increase/ (decrease) %
Yield per RTK *(RMB)*			
– Domestic	**6.20**	5.36	**15.7**
– Hong Kong, Macau and Taiwan	**9.29**	8.30	**11.9**
– International	**3.84**	4.52	**(15.0)**
Overall	**5.66**	5.26	**7.6**
Fleet			
Total number of aircraft at year end			
– Boeing	**208**	194	**7.2**
– Airbus	**191**	157	**21.7**
– McDonnell Douglas	**12**	16	**(25.0)**
– Others	**11**	11	**–**
Total	**422**	378	**11.6**
Overall utilisation rate *(hours per day)*			
– Boeing	**9.78**	9.52	**2.7**
– Airbus	**9.47**	9.37	**1.1**
– McDonnell Douglas	**9.09**	8.99	**1.1**
Overall	**9.55**	9.37	**1.9**
Cost			
– Operating cost per ATK *(RMB)*	**3.69**	3.58	**3.1**

FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company's audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB5,795 million was recorded in 2010 as compared to the profit attributable to equity shareholders of the Company of RMB330 million in 2009, owing to the Group's operating revenue increased substantially. The Group's operating revenue increased by RMB21,693 million or 39.6% from RMB54,802 million in 2009 to RMB76,495 million in 2010. Passenger load factor increased by 3.9 percentage point from 75.3% in 2009 to 79.2% in 2010. Passenger yield (in passenger revenue per RPK) increased by RMB0.08 or 14.8% from RMB0.54 in 2009 to RMB0.62 in 2010. Average yield (in traffic revenue per RTK) increased by 7.6% from RMB5.26 in 2009 to RMB5.66 in 2010. Operating expenses increased by RMB15,334 million or 27.7% from RMB55,351 million in 2009 to RMB70,685 million in 2010. As a result of the increase in operating revenue, operating profit of RMB6,286 million was recorded in 2010 as compared to operating profit of RMB1,440 million in 2009, up by RMB4,846 million.


95539



OPERATING REVENUE

	2010 Operating revenue RMB million	2010 Percentage %	2009 Operating revenue RMB million	2009 Percentage %	Changes in revenue %
Traffic revenue	74,140	96.9%	52,967	96.7%	40.0%
Including: Passenger revenue	68,704		50,059		37.2%
– Domestic	58,155		43,033		35.1%
– Hong Kong, Macau and Taiwan	1,521		1,000		52.1%
– International	9,028		6,026		49.8%
Cargo and mail revenue	5,436		2,908		86.9%
Other operating revenue	2,355	3.1%	1,835	3.3%	28.3%
Mainly including: Commission income	469		342		37.1%
Ground services income	390		320		21.9%
Expired sales in advance of carriage	664		350		89.7%
Total operating revenue	76,495	100.0%	54,802	100.0%	39.6%
Less: fuel surcharge income	(5,583)		(1,986)		
Total operating revenue excluding fuel surcharge	70,912		52,816		

Traffic revenue composition
(RMB million)


5,436 (7.3%)
68,704 (92.7%)
2010
2,908 (5.5%)
50,059 (94.5%)
2009
Cargo and Mail Revenue
Passenger Revenue

Passenger revenue composition
(RMB million)


9,028 (13.1%)
1,521 (2.2%)
58,155 (84.7%)
2010
6,026 (12.0%)
1,000 (2.0%)
43,033 (86.0%)
2009
Domestic
Hong Kong, Macau and Taiwan
International



Substantially all of the Group's operating revenue is attributable to airline and airline related operations. Traffic revenue accounted for 96.9% and 96.7% of total operating revenue in 2010 and 2009, respectively. Passenger revenue and cargo and mail revenue accounted for 92.7% and 7.3%, respectively of the total traffic revenue in 2010. The other operating revenue is mainly derived from commission income, income from general aviation operations, fees charged for ground services rendered to other Chinese airlines and income from expired sales in advance of carriage.

The increase in operating revenue was primarily due to a 37.2% increase in passenger revenue from RMB50,059 million in 2009 to RMB68,704 million in 2010. The total number of passengers carried increased by 15.4% to 76.46 million passengers in 2010. RPKs increased by 19.7% from 93,002 million in 2009 to 111,328 million in 2010, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK increased from RMB0.54 in 2009 to RMB0.62 in 2010.

Domestic passenger revenue, which accounted for 84.7% of the total passenger revenue in 2010, increased by 35.1% from RMB43,033 million in 2009 to RMB58,155 million in 2010. Domestic passenger traffic in RPKs increased by 16.5%, while passenger capacity in ASKs increased by 11.4%, resulting in an increase in passenger load factor by 3.5 percentage point from 76.6% in 2009 to 80.1% in 2010. Domestic passenger yield per RPK increased from RMB0.53 in 2009 to RMB0.62 in 2010, mainly resulted from the increase of domestic passenger revenue and fuel surcharge income during the year.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.2% of total passenger revenue, increased by 52.1% from RMB1,000 million in 2009 to RMB1,521 million in 2010. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 33.7%, while passenger capacity in ASKs increased by 22.8%, resulting in an increase in passenger load factor by 6.2 percentage points from 69.8% in 2009 to 76.0% in 2010. Passenger yield per RPK increased from RMB0.75 in 2009 to RMB0.85 in 2010, mainly resulted from the increase of Hong Kong, Macau and Taiwan passenger revenue.



International passenger revenue, which accounted for 13.1% of total passenger revenue, increased by 49.8% from RMB6,026 million in 2009 to RMB9,028 million in 2010. For international flights, passenger traffic in RPKs increased by 41.6%, while passenger capacity in ASKs increased by 28.6%, resulting in a 6.9 percentage point increase in passenger load factor from 67.9% in 2009 to 74.8% in 2010. Passenger yield per RPK increased from RMB0.55 in 2009 to RMB0.58 in 2010, mainly resulted from the increase in international passenger revenue and fuel surcharge income during the year.

Cargo and mail revenue, which accounted for 7.3% of the Group's total traffic revenue and 7.1% of total operating revenue, increased by 86.9% from RMB2,908 million in 2009 to RMB5,436 million in 2010. The increase was attributable to the increase in cargo traffic volume and fuel surcharge income.

Other operating revenue increased by 28.3% from RMB1,835 million in 2009 to RMB2,355 million in 2010. The increase was primarily due to the general growth in income from various auxiliary operations.

OPERATING EXPENSES

Total operating expenses in 2010 amounted to RMB70,685 million, representing an increase of 27.7% or RMB15,334 million over 2009, primarily due to the total effect of increases in jet fuel costs, landing and navigation fees, maintenance expenses and other operating costs. Total operating expenses as a percentage of total operating revenue decreased from 101.0% in 2009 to 92.4% in 2010.



Operating expenses	2010 RMB million	Percentage	2009 RMB million	Percentage
Flight operations	38,593	54.6%	29,296	52.9%
Mainly including: Jet fuel costs	23,492		16,390	
Operating lease charges	5,298		5,123	
Flight personnel payroll and welfare	3,420		2,622	
Maintenance	5,586	7.9%	4,446	8.0%
Aircraft and traffic servicing	10,968	15.5%	9,169	16.6%
Promotion and sales	5,555	7.9%	4,170	7.5%
General and administrative	2,266	3.2%	1,844	3.3%
Impairment on property, plant and equipment	212	0.3%	26	0.1%
Depreciation and amortisation	7,061	10.0%	5,971	10.8%
Others	444	0.6%	429	0.8%
Total operating expenses	70,685	100%	55,351	100%

Composition of operating expenses in 2010


Flight operations
Maintenance
Aircraft and traffic servicing
Promotion and sales
General and administrative
Impairment on property, plant and equipment
Depreciation and amortisation
Others

Comparison of operating expenses


(RMB million)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
2010
2009
Flight operations
Maintenance
Aircraft and traffic servicing
Promotion and sales
General and administrative
Impairment on property, plant and equipment
Depreciation and amortisation
Others


到达大厅·行李提取
南航中转
TRANSFER
到达行李转盘号
BAGGAGE RECLAIM
8

Flight operations expenses, which accounted for 54.6% of total operating expenses, increased by 31.7% from RMB29,296 million in 2009 to RMB38,593 million in 2010, primarily as a result of increase in jet fuel costs because greater consumption of jet fuel and increase in average fuel prices. Jet fuel costs, which accounted for 60.9% of flight operations expenses, increased by 43.3% from RMB16,390 million in 2009 to RMB23,492 million in 2010.

Maintenance expenses, which accounted for 7.9% of total operating expenses, increased by 25.6% from RMB4,446 million in 2009 to RMB5,586 million in 2010. The increase was mainly due to the increase in number of engines repaired and routine maintenance during the year.

Aircraft and traffic servicing expenses, which accounted for 15.5% of total operating expenses, increased by 19.6% from RMB9,169 million in 2009 to RMB10,968 million in 2010. The increase was primarily due to a 15.1% rise in landing and navigation fees from RMB6,772 million in 2009 to RMB7,792 million in 2010, resulted from the increase in number of flights.

Promotion and sales expenses, which accounted for 7.9% of total operating expenses, increased by 33.2% from RMB4,170 million in 2009 to RMB5,555 million in 2010.

General and administrative expenses, which accounted for 3.2% of the total operating expenses, increased by 22.9% from RMB1,844 million in 2009 to RMB2,266 million in 2010.

Impairment on property, plant and equipment increased by RMB186 million from RMB26 million in 2009 to RMB212 million in 2010.

Depreciation and amortisation, which accounted for 10.0% of total operating expenses, increased by 18.3% from RMB5,971 million in 2009 to RMB7,061 million in 2010, mainly due to the additional depreciation charges on aircraft delivered in 2010.

OPERATING PROFIT

Operating profit of RMB6,286 million was recorded in 2010 (2009: RMB1,440 million). The increase in profit was mainly due to the net effect of increase in operating revenue by RMB21,693 million or 39.6% in 2010 and increase in operating expenses by RMB15,334 million or 27.7%.

OTHER (EXPENSES)/INCOME

Other net income decreased from RMB1,989 million in 2009 to RMB476 million in 2010, down by 76.1%, mainly due to the receipt of Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund contributions of RMB1,328 million in 2009, and there was no such refund in 2010.

Interest expense decreased by RMB232 million from RMB1,497 million in 2009 to RMB1,265 million in 2010 was mainly due to the decrease in average effective interest rate, which ranged from 1.55% to 3.30% in 2009 while ranged from 1.13% to 1.97% in 2010.

In 2009, the Company entered into an agreement with CSAHC to dispose of its entire equity interest in MTU Maintenance Zhuhai Co., Ltd. ("MTU") with carrying amount of RMB529 million to CSAHC. As at 31 December 2009, the investment in MTU was classified as asset held for sale. The sale was completed in February 2010 and the Company recorded a gain of RMB1,078 million in 2010.

INCOME TAX (EXPENSE)/BENEFIT

Income tax expense of RMB1,678 million was recorded in 2010 as compared to an income tax benefit of RMB95 million in 2009.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2010, the Group's current liabilities exceeded its current assets by RMB16,466 million. For the year ended 31 December 2010, the Group recorded a net cash inflow from operating activities of RMB11,442 million, a net cash outflow from investing activities of RMB11,568 million and a net cash inflow from financing activities of RMB6,187 million and an increase in cash and cash equivalents of RMB6,061 million.

	2010	2009
	RMB million	RMB million
Net cash generated from operating activities	**11,442**	8,959
Net cash used in investing activities	**(11,568)**	(14,478)
Net cash from financing activities	**6,187**	5,213
Net increase/(decrease) in cash and cash equivalents	**6,061**	(306)

In 2011 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2010, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB146,702 million (2009: RMB128,175 million), of which approximately RMB39,173 million (2009: RMB50,455 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2011. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.



The analyses of the Group's borrowings are as follows:

Composition of borrowings

	2010 RMB million	2009 RMB million	Change %
Total borrowings	**55,630**	58,645	(5.1)
Fixed rate borrowings	**7,417**	7,807	(5.0)
Floating rate borrowings	**48,213**	50,838	(5.2)

Composition of borrowings


7,417 (13.3%)
48,213 (86.7%)
2010
7,807 (13.3%)
50,838 (86.7%)
2009
Floating rate borrowings (RMB million)
Fixed rate borrowings (RMB million)

Analysis of borrowings by currency

	2010 RMB million	2009 RMB million
USD	**54,787**	52,489
RMB	**843**	6,156
Total	**55,630**	58,645

Maturity analysis of borrowings

	2010 RMB million	2009 RMB million
Within 1 year	**10,978**	18,883
After 1 year but within 2 years	**12,134**	9,718
After 2 years but within 3 years	**8,370**	10,859
After 3 years but within 4 years	**3,420**	3,046
After 4 years	**20,728**	16,139
Total borrowings	**55,630**	58,645

The Group's capital structure at the end of the year is as follows:

	2010	2009	Change
Net debts (RMB million)	**64,051**	73,113	(12.4%)
Total equity (RMB million)	**30,213**	13,262	127.8%
Ratio of net debt to total equity	**212%**	551%	(61.5%)


30,213 (32.1%)
64,051 (67.9%)
2010
13,262 (15.4%)
73,113 (84.6%)
2009
Total equity (RMB million)
Net debts (RMB million)

Net debts (aggregate of bank and other loans, obligations under finance leases, trade and bills payable, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) decreased by 12.4% to RMB64,051 million at 31 December 2010, compared to RMB73,113 million at 31 December 2009.

As at 31 December 2010, total equity attributable to equity shareholders of the Company amounted to RMB26,714 million, representing an increase of RMB16,363 million from RMB10,351 million at 31 December 2009. Total equity at 31 December 2010 amounted to RMB30,213 million (2009: RMB13,262 million).

Ratio of net debts to total equity of the Group at 31 December 2010 was 212%, as compared to 551% at 31 December 2009.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People's Bank of China ("PBOC") or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases, bank and other loans and operating lease commitment are denominated in foreign currencies, principally US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

As at 31 December 2010, the Group had two outstanding forward option contracts of notional amount ranging from USD4 million to USD8 million. The contracts are to buy US Dollars by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. At 31 December 2010, the fair value of these currency forward option contracts was a total liability of approximately RMB13 million.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group's exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the CAAC in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make their own decisions as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group's exposure to fluctuation in jet fuel price.

MAJOR CHARGE ON ASSETS

As at 31 December 2010, certain aircraft and advance payments for aircraft of the Group with an aggregate carrying value of approximately RMB49,063 million (2009: RMB41,985 million) were mortgaged under certain loan and lease agreements.

COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2010, the Group had capital commitments of approximately RMB76,615 million (2009: RMB67,704 million). Of such amounts, RMB73,909 million related to the acquisition of aircraft and related flight equipment and RMB2,706 million for other projects.

As at 31 December 2010, capital commitments of a jointly controlled entity shared by the Group amounted to RMB14 million (2009: RMB42 million).

Contingent Liabilities

Details of contingent liabilities of the Group are set out in note 53 to the financial statement prepared under IFRSs.

The Board hereby presents this Annual Report and the audited financial statements for the year ended 31 December 2010 of the Group to the shareholders of the Company.

PRINCIPAL ACTIVITIES, OPERATING RESULTS AND FINANCIAL POSITION

The Group is principally engaged in airline operations. The Group also operates certain airline related businesses, including provision of aircraft maintenance and air catering services. The Group is one of the largest airlines in China. In 2010, the Group ranked first among all Chinese airlines in terms of number of passengers carried, number of scheduled flights per week, number of hours flown, number of routes and size of aircraft fleet. The Group has prepared the financial statements for the year ended 31 December 2010 in accordance with IFRSs. Please refer to pages 46 to 137 of this Annual Report for details.

FIVE-YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group prepared under IFRSs for the five-year period ended 31 December 2010 are set out on pages 140 and 141 of this Annual Report.

DIVIDENDS

No interim dividend was paid during the year ended 31 December 2010 (2009: Nil).

The Board does not recommend the payment of a final dividend in respect of the year ended 31 December 2010 (2009: Nil).

BANK LOANS AND OTHER BORROWINGS

Details of the bank loans, short term financing bills and other borrowings of the Company and the Group are set out in notes 35 and 36 to the financial statements prepared under IFRSs.

INTEREST CAPITALISATION

For the year ended 31 December 2010, RMB186 million (2009: RMB441 million) was capitalised as the cost of construction in progress and property, plant and equipment in the financial statements prepared under IFRSs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Company and the Group and movements of property, plant and equipment during the year ended 31 December 2010 are set out in note 21 to the financial statements prepared under IFRSs.

MAJOR CUSTOMERS AND SUPPLIERS

The Group's purchases from the largest supplier for the year represented approximately 20.5% of the Group's total purchases. Purchases from the five largest suppliers accounted for an aggregate of approximately 35.5% of the Group's total purchases in 2010. At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these five largest suppliers.

The Group's aggregate turnover with its five largest customers did not exceed 30% of the Group's total turnover in 2010.

TAXATION

Details of taxation of the Company and the Group are set out in notes 16 and 28 to the financial statements prepared under IFRSs.

RESERVES

Movements in the reserves of the Company and the Group during the year are set out in note 46 to the financial statements prepared under IFRSs.

EMPLOYEES AND EMPLOYEES' PENSION SCHEME

As at 31 December 2010, the Group had an aggregate of 65,085 employees (2009: 50,412). Details of the employees' retirement and housing benefits are set out in notes 12 and 48 to the financial statements prepared under IFRSs.

SUBSIDIARIES

Details of the principal subsidiaries of the Company are set out in note 58 to the financial statements prepared under IFRSs.

SHARE CAPITAL STRUCTURE

Change in Share Capital

In 2010, the Company has issued additional 1,501,500,000 A Shares and 312,500,000 H Shares, respectively, pursuant to the non-public issue of Shares. There were 9,817,567,000 issued Shares after the completion of the non-public issue of Shares. Save for the above, there was no change in the share capital of the Company.

Share Capital Structure

Type of Shares		Number of Shares	Approximate percentage of total share capital (%)
1.	A Shares with selling restrictions	2,222,650,000	22.64
2.	H Shares	2,794,917,000	28.47
3.	A Shares without selling restrictions	4,800,000,000	48.89
Total issued Shares		9,817,567,000	100.00

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2010, to the knowledge of the Directors, chief executives and Supervisors of the Company, the following persons (other than the Directors, chief executive or Supervisors of the Company) had interests and short positions in the shares and underlying shares of the Company which were required to be recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO"):

Name of shareholder	Capacity	Type of share	Number of shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAHC (Note)	Beneficial owner	A Share	4,145,050,000 (L)	59.02%	–	42.22%
	Interest in controlled corporation	H Share	1,039,000,000 (L)	–	37.17%	10.58%
		Total	*5,184,050,000 (L)*	–	–	*52.80%*
Nan Lung Holding Limited ("Nan Lung") (Note)	Beneficial Owner	H Share	1,039,000,000 (L)	–	37.17%	10.58%

Note: CSAHC was deemed to be interested in an aggregate of 1,039,000,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 5,350,000 H Shares were directly held by Asia Travel Investment Company Limited (representing approximately 0.19% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Asia Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 5,350,000 H Shares held by Asia Travel Investment Company Limited.

Save as disclosed above, as at 31 December 2010, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or Supervisors of the Company) had an interest or a short position in the shares and underlying shares of the Company recorded in the register of the Company required to be kept under section 336 of the SFO.

PARTICULAR OF SHAREHOLDERS

The total number of shareholders of the Company as at 31 December 2010 was 240,632, of whom 239,731 were shareholders of A Shares and 901 were shareholders of H Shares.

Particulars of shareholdings of the Company's 10 largest shareholders as at 31 December 2010 are as follows:

Shareholdings of 10 largest shareholders

Name of shareholders	Nature of shareholders	Percentage %	Total number of Shares	Pledged or frozen shares
CSAHC	State-owned shareholder	42.22	4,145,050,000	None
HKSCC Nominees Limited	H shareholder	17.82	1,749,455,398	Unknown
Nan Lung	H shareholder	10.53	1,033,650,000	None
Wuhu RuiJian Investment Consultation Company Limited (蕪湖瑞健投資咨詢有限公司)	A shareholder	1.98	194,200,000	Unknown
Anhui Conch Venture Investment Co., Ltd. (安徽海螺創業投資有限責任公司)	A shareholder	1.80	176,600,000	Unknown
Ping An Life Insurance Company of China – Traditional – Ordinary insurance products (中國平安人壽保險股份有限公司 – 傳統 – 普通保險產品)	A shareholder	1.62	159,000,000	Unknown
Zhao Xiao Dong (趙曉東)	A shareholder	1.62	159,000,000	Unknown
Zhong Hang Xin Gang Guarantee Co., Ltd. (中航鑫港擔保有限公司)	A shareholder	1.62	159,000,000	Unknown
Industrial Bank Co., Ltd. – Industrial Trend Investment Mixed Securities Investment Fund (興業銀行股份有限公司 – 興業趨勢投資混合型證券投資基金)	A shareholder	1.22	120,000,000	Unknown
National Social Security Fund 501 (全國社保基金五零一組合)	A shareholder	0.92	90,000,000	Unknown

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any Shares during the year ended 31 December 2010.

PRE-EMPTIVE RIGHTS

None of the provisions of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new Shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed and confirmed this Annual Report.

THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2010 complied with the Model Code (the "Model Code") for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Board, the Group has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2010.

DIRECTORS AND SUPERVISORS

The Directors and Supervisors during the year are set out as follows:

Name	Position	Gender	Age
Si Xian Min	Chairman of the Board, Non-executive Director	Male	54
Li Wen Xin	Non-executive Director	Male	61
Wang Quan Hua	Non-executive Director	Male	57
Liu Bao Heng *(Resigned on 24 November 2010)*	Executive Director	Male	61
Tan Wan Geng	Executive Director	Male	47
Zhang Zi Fang	Executive Director	Male	53
Xu Jie Bo	Executive Director	Male	46
Chen Zhen You	Executive Director	Male	59
Wang Zhi *(Retired on 29 December 2010)*	Independent Non-executive Director	Male	69
Sui Guang Jun *(Retired on 29 December 2010)*	Independent Non-executive Director	Male	50
Gong Hua Zhang	Independent Non-executive Director	Male	65
Lam Kwong Yu	Independent Non-executive Director	Male	67
Wei Jin Cai *(Appointed on 29 December 2010)*	Independent Non-executive Director	Male	61
Ning Xiang Dong *(Appointed on 30 June 2010)*	Independent Non-executive Director	Male	45
Pan Fu *(Appointed on 29 December 2010)*	Chairman of the Supervisory Committee	Male	48
Sun Xiao Yi *(Retired on 29 December 2010)*	Chairman of the Supervisory Committee	Male	57
Li Jia Shi	Supervisor	Male	50
Zhang Wei	Supervisor	Female	45
Yang Yi Hua	Supervisor	Female	51
Liang Zhong Gao	Supervisor	Male	55

Save as disclosed above, since 1 January 2011 and up to the date of this Annual Report, there has been no change to the Directors and Supervisors.

INTERESTS AND SHORT POSITIONS OF DIRECTORS AND SUPERVISORS IN THE COMPANY AND ASSOCIATED CORPORATIONS

As at 31 December 2010, none of the Directors, chief executives or Supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have taken by such Directors and Supervisors under such provisions of the SFO), or which were required to be recorded in the register maintained by the Company pursuant to section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

None of the Directors or Supervisors has entered or proposed to enter into any service contracts with the Company or its subsidiaries which are not determinable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

SUFFICIENCY OF PUBLIC FLOAT

According to the information publicly available to the Company, and within the knowledge of the Directors as at the latest practicable date prior to the issue of this Annual Report, the Company had maintained sufficient public float as required by the Listing Rules throughout the year ended 31 December 2010.

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

During the year ended 31 December 2010, none of the Directors or Supervisors had a material interest in any contract of significance to which the Company or any of its affiliates was a party.

CONNECTED TRANSACTIONS

The Company entered into certain connected transactions with CSAHC and other connected persons from time to time. Details of the connected transactions of the Company, as defined under the Listing Rules, conducted in 2010 which are required to be disclosed herein under the Listing Rules, are as follows:

(1) De-merger Agreement

The De-merger Agreement dated 25 March 1995 (such agreement was amended by the Amendment Agreement No.1 dated 22 May 1997) was entered into between CSAHC and the Company for the purpose of defining and allocating the assets and liabilities between CSAHC and the Company. Under the De-merger Agreement, CSAHC and the Company have agreed to indemnify the other party against claims, liabilities and expenses incurred by such other party relating to the businesses, assets and liabilities held or assumed by CSAHC or the Company pursuant to the De-merger Agreement.

Neither the Company nor CSAHC has made any payments in respect of such indemnification obligations from the date of the De-merger Agreement up to the date of this Annual Report.

(2) Continuing Connected Transactions between the Company and CSAHC (or their respective subsidiaries)

A *Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC*

On 10 January 2008, the Company entered into an Import and Export Agency Framework Agreement with SAIETC, pursuant to which the parties shall cooperate on the following business domains: import and export, customs clearance, customs declaration and inspection, tendering and agency, etc.. The agreement is valid from 1 January 2008 to 31 December 2010, and the annual cap for the commission should not exceed RMB90,000,000.

On 28 January 2011, the Company renewed the Import and Export Agency Framework Agreement with SAIETC. The scope of cooperation under the agreement covers import and export services, custom clearing services, customs dedaration and inspection services, and tendering and agency services etc. The agreement is effective for a period from 1 January 2011 to 31 December 2013, with the annual cap for the commission not exceeding RMB97,200,000.

For the year ended 31 December 2010, the agency fee incurred by the Group in respect of the above import and export services was RMB79,468,000.

B *Southern Airlines Culture and Media Co., Ltd. ("SACM"), which is 40% owned by the Company and 60% owned by CSAHC*

On 12 April 2007, the Company and SACM entered into an Advertising Agency Framework Agreement for a term of three years commencing from the date of the agreement. Under the agreement, SACM will produce advertisement script, graphic and music for the Company with the copyrights of such products belonging to the Company, subject to compliance with the relevant provisions of the Listing Rules. The parties have determined the various rates for providing advertising services after negotiations on an arm's length basis, and SACM has promised that the advertising fees for which they charged the Company were all based on the prevailing market prices for similar business which were accepted by the Company. As set forth in the agreement, the transaction cap for 2007, 2008 and 2009 were RMB16,000,000, RMB20,500,000 and RMB25,500,000, respectively. On 11 May 2010, the Company renewed the Media Services Framework Agreement with SACM, for a term of three years commencing from 1 January 2010. Pursuant to the agreement, the Company has appointed SACM to provide advertising agency services, production of in-flight TV and movie program agency services, public relations services relating to recruitments of airhostess, and services relating to the distribution of newspapers and magazines. The annual cap under the agreement for each year is RMB40,000,000, RMB48,000,000 and RMB58,000,000, respectively.

For the year ended 31 December 2010, the media fees incurred by the Group for the media services amounted to RMB34,305,000.

C *Southern Airlines Group Finance Company Limited ("SA Finance"), which is 66% owned by CSAHC, 21% owned by the Company and 13% owned in aggregate by four subsidiaries of the Company*

On 15 November 2007, the Company renewed the Financial Services Framework Agreement with SA Finance for a term of three years starting from 1 January 2008 to 31 December 2010.

Under such agreement, SA Finance agrees to provide to the Company deposit and loan services. SA Finance shall pay interests to the Company regularly at a rate not lower than the current deposit rates set by the People's Bank of China. The Group's deposits placed with SA Finance were re-deposited in a number of banks. SA Finance has agreed that the loans it provided to CSAHC and its subsidiaries other than the Group should not exceed the sum of SA Finance's shareholders' equity, capital reserves and total deposits received from other companies (excluding the Group). The rates should be determined on an arm's length basis and based on fair market rate, and should not be higher than those available from independent third parties. The parties agreed that the balance of the Group's deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB2,600,000,000, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5,000,000.

On 8 November 2010, the Company renewed the Financial Services Framework Agreement with SA Finance, for a term effective from 1 January 2011 to 31 December 2013. In line with the Company's business requirement, the parties agreed that deposit balance placed with SA Finance (including interest payable accrued thereon) in any day may not exceed RMB4,000,000,000, balance for provision of loan service to the Company by SA Finance (including total interests paid) in any day may not exceed the above level, and total annual amount of fees paid to SA Finance for other financial services may not exceed RMB5,000,000.

As of 31 December 2010, the Group's deposits placed with SA Finance amounted to RMB1,111,045,000.

D *China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC (the "Agents")*

The Company has entered into Ticket Agency Agreements the Agents for the sale of the Group's air tickets. The Agents charge commission with reference to the prevailing market rate. Besides, the Company has other air ticket sales agents in China who also charge commission at the same rates. The Agents also act as the ticket sales agents of other airline companies in China, and charge commission at the same rates offered to the Group.

The Company and PCACL have entered into the Framework Agreement on Expanded Businesses including the Sale of Air Tickets, the Airfreight Forwarding Services, Chartered Flight and Pallets Agency Services, Delivery Services For the Outside Storage Area and the Relevant Internal Operation Services For the Inside Storage Area of China Southern Airlines Company Limited dated 10 January 2008 (the "Freight Agency Agreement"), which is valid from 1 January 2008 to 31 December 2010. Pursuant to the Freight Agency Agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. The annual transaction cap of the sales value shall not exceed RMB250,000,000.

On 28 January 2011, the Company renewed the Sales Agency Services Framework Agreement with PCACL, by which it agreed to add "internal operation services for the inside storage area in Guangzhou, Beijing and Shanghai" to the terms of agreement. The annual cap remains at RMB250,000,000, for a term of three year, from 1 January 2011 to 31 December 2013.

For the year ended 31 December 2010, the commission expense paid to PCACL and the income relating to other services was RMB16,032,000 and RMB49,292,000, respectively.

E *Guangzhou China Southern Airlines Property Management Company Limited ("GCSAPMC"), a wholly-owned subsidiary of CSAHC*

The Company and GCSAPMC entered into a Framework Agreement for the Engagement of Property Management (the "Property Management Framework Agreement") dated 1 January 2006 to engage GCSAPMC to provide property management and improvement service for a term of three years. Pursuant to the agreement, the Company has appointed GCSAPMC to provide management and maintenance services for the Company's headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation to ensure the ideal working conditions of the Company's production and office facilities and physical environment, and the normal operation of equipment. The fee charging schedule (or charge standard) shall be determined on an arm's length basis between both parties, and shall not be higher than the one charged by any independent third parties in the similar industry. The annual cap for the Property Management Framework Agreement is set at RMB47,010,000. The Company renewed the Property Management Framework Agreement with GCSAPMC on 29 December 2008 for a term of three years from 1 January 2008 to 31 December 2011, and there is no change in the scope of services and the annual caps.

For the year ended 31 December 2010, the property management and maintenance fee incurred by the Group amounted to RMB29,849,000 pursuant to the Property Management Framework Agreement.

F *MTU Maintenance Zhuhai Co., Ltd.("Zhuhai MTU"), which is 50% owned by CSAHC*

The Company entered into an agreement relating to continuing connected transactions with CSAHC, MTU Aero Engines GmbH ("MTU GmbH") and Zhuhai MTU on 28 September 2009, by which Zhuhai MTU shall continue to provide the Company with engine repair and maintenance services subject to the international competitiveness and at the net most favourable terms, while the Company shall make relevant payment to Zhuhai MTU according to related charging standard. The agreement is effective from its date to 5 April 2031.

For the year ended 31 December 2010, the Group's engine repair and maintenance service fees incurred under the agreement relating to continuing connected transactions amounted to RMB401,130,000.

(3) Trademark Licence Agreement

The Company and CSAHC entered into a ten year trademark licence agreement dated 22 May 1997. Pursuant to which CSAHC acknowledges that the Company has the right to use the name "China Southern" and "China Southern Airlines" in both Chinese and English, and grants the Company a renewable and royalty free licence to use the kapok logo on a worldwide basis in connection with the Company's airline and airline-related businesses. Unless CSAHC gives a written notice of termination three months before the expiration of the agreement, the agreement will be automatically renewed for another ten-year term. In May 2007, the trademark licence agreement entered into by the Company and CSAHC was automatically renewed for 10 years.

(4) Leases

The Group (as lessee) and CSAHC (as lessor) entered into lease agreements as follows:

A On 19 December 2006, the Company entered into a master lease agreement with CSAHC with a term valid from 1 January 2006 to 31 December 2008 ("Lease Agreement"). The Company renewed the Lease Agreement with CSAHC on 29 December 2008. Pursuant to the Lease Agreement, CSAHC agrees to continue to lease to the Company certain parcels of land, properties, and civil aviation structures and facilities at existing locations in Guangzhou, Haikou, Wuhan, Hengyang, Jingzhou (previously known as "Shashi") and Nanyang as well as some additional locations in Beijing, Shanghai, Changsha, Shenyang, Dalian, Harbin and Changchun, etc. The Lease Agreement is valid from 1 January 2009 to 31 December 2011 and the annual rents payable to CSAHC under the Lease Agreement for 2009, 2010 and 2011 are RMB37,148,660, RMB39,006,093 and RMB40,956,397.65, respectively.

For the year ended 31 December 2010, the rent incurred by the Group amounted to RMB39,006,093 pursuant to such Lease Agreement.

B The Company and CSAHC entered into an indemnification agreement dated 22 May 1997 in which CSAHC has agreed to indemnify the Company against any loss or damage caused by or arising from any challenge of, or interference with, the Company's right to use certain lands and buildings.

C Due to the expiration on 31 December 2007 of the Land Use Rights Lease Agreement between the Company and CSAHC, the Property Lease Agreement between the Company and CSAHC, and China Northern Airlines, as well as the Property Lease Agreement between the Company and CSAHC and Xinjiang Airlines on 12 November 2004, and in order to ensure normal operation of the Company, the Company, based on the actual leasing conditions of both parties, consolidate the three agreements into two agreements by the type of the leased properties, namely the Land Lease Agreement and the Property Lease Agreement. Those two agreements were entered into between the Company and CSAHC on 10 January 2008 and effective for a period from 1 January 2008 to 31 December 2010. As provided for in the Land Lease Agreement and the Property Lease Agreement, the lease areas of the related lands and properties were changed to 1,104,209.69 square metres and 197,010.37 square metres, respectively, and their annual rentals were adjusted to RMB21,817,145.00 and RMB48,474,632.77, or an aggregate of RMB70,291,777.77 for each of the years from 2008 to 2010. The rentals were determined by reference to the market rents of the same district and on the basis that unit rental and payment terms remained unchanged.

On 14 February 2011, in order to ensure normal operation of the Company, the Company, based on the actual leasing requirement, once again reviewed the land and properties contemplated under the lease, adjusted part of these projects, and engaged a real estate appraisal company to assess the rent of land, properties, structures and pipes under the lease. It then determined the rent according to the assessment and re-entered into the Land Lease Agreement and the Property Lease Agreement. Pursuant to the Land Lease Agreement, the parties agreed that the annual rent for land from 2011 to 2013 would be RMB56,329,131 for each year. Pursuant to the Property Lease Agreement, the annual rent for properties, structures and pipes leased by the Company from CSAHC from 2011 to 2013 would be RMB42,975,542. The sum of these two amounts would be RMB99,304,673 for each year.

For the year ended 31 December 2010, the rents for land lease and property lease incurred by the Group amounted to RMB21,817,145.00 and RMB48,474,632.77, respectively pursuant to such lease agreements.

(5) Subscription

On 8 March 2010, the Board of the Company approved the placement of not more than 1,766,780,000 new A shares to not more than 10 specific investors including CSAHC, and the placement of not more than 312,500,000 new H shares to Nan Lung, a wholly-owned subsidiary of CSAHC. The above proposed placements were approved in the first Extraordinary General Meeting and the respective Class Meetings of shareholders of A shares and H shares on 30 April 2010. In November 2010, the Company completed the placements of 1,501,500,000 new A shares and 312,500,000 H shares, among which 123,900,000 new A shares were issued to CSAHC at the subscription price of RMB6.66 per share, and 312,500,000 H shares were issued to Nan Lung at the subscription price of HKD2.73 per share.

The independent non-executive Directors of the Company have confirmed to the Board that they have reviewed the non-exempt continuing connected transactions and are of the view that:

(a) those transactions were conducted in the ordinary and usual course of business of the Group;

(b) those transactions were entered into on ordinary commercial terms, or if comparable transactions were not sufficient to judge whether the terms of those transactions were on ordinary commercial terms, then in relation to the Group, those transactions were on terms no less favorable than the terms obtained from or provided (as the case may be) by independent third party; and

(c) those transactions were conducted in accordance with the relevant agreement governing them on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company have carried out the agreed upon procedures on the continuing connected transactions items (2) to (4) above (hereinafter referred to as "transactions") and issued letters to the Board, indicating that:

(a) nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company's board of directors.

(b) for transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group.

(c) nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions.

(d) with respect to the aggregate amount of the continuing connected transactions, nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements by the Company in respect of each of the disclosed continuing connected transactions.

Certain related party transactions as disclosed in note 47 of the financial statements prepared under IFRSs also constituted connected transactions under the Listing Rules required to be disclosed in accordance with Chapter 14A of the Listing Rule. The Company has complied with the disclosure requirements of Chapter 14A of Listing Rules in respect of the above connected transactions or continuing connected transactions.

DONATIONS

For the year ended 31 December 2010, the Group made donations for charitable purposes amounting to RMB8 million.

DESIGNATED DEPOSITS AND OVERDUE TIME DEPOSITS

As at 31 December 2010, the Group's deposits placed with financial institutions or other parties did not include any designated deposits, or overdue time deposits for which the Group failed to receive repayments.

LITIGATION

As at 31 December 2010, the Group was not involved in any material litigation.

AUDITORS

A resolution is to be proposed at the forthcoming annual general meeting of the Company for the reappointment of KPMG as the international auditors of the Company and of KPMG Huazhen as the PRC auditors of the Company.

By order of the Board
Si Xian Min
Chairman

Guangzhou, the PRC
28 March 2011

Report of the Supervisory Committee

Dear Shareholders,

In 2010, the Supervisory Committee of the Company diligently performed its duties in accordance with the Company Law, the Securities Law and the Articles of Association of the Company in an effort to safeguard the interests of the Company and its shareholders. Abiding by the "Working Procedures for the Supervisory Committee", members of the Supervisory Committee organised meetings of the Supervisory Committee, attended general meetings and Board meetings of the Company, and efficiently monitored major decision making process, issue of shares and connected transactions of the Company as well as the conduct of the Directors and senior management of the Company. In addition, the Supervisory Committee also reviewed and issued its opinions on regular reports of the Company.

I. PARTICULARS OF THE WORK OF THE SUPERVISORY COMMITTEE

The Supervisory Committee of the Company held ten meetings in 2010, details of which were as follows:

(I) The Supervisory Committee of the Company held a meeting on 8 March 2010, details of which were as follows:

The proposals on non-public issue of A Shares and non-public issue of H shares of the Company were reviewed and approved.

(II) The Supervisory Committee of the Company held a meeting on 31 March 2010, details of which were as follows:

(1) Report on preparation and auditing of the 2009 financial report of the Company was heard;

(2) Report on 2009 internal assessment report of the Company presented by the Audit Department was heard.

(III) The Supervisory Committee of the Company held a meeting on 12 April 2010, details of which were as follows:

(1) The 2009 annual report (full version and summary) and results announcement (including the financial statement prepared under the PRC GAAP and IFRSs) were reviewed and approved;

(2) Report of the Supervisory Committee for 2009 was reviewed and passed for approval at the general meeting;

(3) The "2009 Social Responsibility Report of China Southern Airlines Company Limited" was reviewed and approved.

(IV) The Supervisory Committee of the Company held a meeting on 23 April 2010, details of which were as follows:

The 2010 first quarterly report was reviewed.

(V) The Supervisory Committee of the Company held a meeting on 11 May 2010, details of which were as follows:

The "Media Services Framework Agreement" entered into between the Company and SACM was reviewed and approved.

(VI) The Supervisory Committee of the Company held a meeting on 16 August 2010, details of which were as follows:

The 2010 interim report was reviewed.

(VII) The Supervisory Committee of the Company held a meeting on 27 October 2010, details of which were as follows:

The 2010 third quarterly report was reviewed.

(VIII) The Supervisory Committee of the Company held a meeting on 8 November 2010, details of which were as follows:

The "Financial Services Framework Agreement" renewed by the Company and SA Finance was reviewed and approved.

(IX) The Supervisory Committee of the Company held a meeting on 10 December 2010, details of which were as follows:

The election of Pan Fu, Li Jia Shi and Zhang Wei as candidates of the shareholders' representative supervisors of the Sixth Session of the Supervisory Committee was reviewed and approved.

(X) The Supervisory Committee of the Company held a meeting on 29 December 2010, details of which were as follows:

The election of Pan Fu as the Chairman of the Sixth Session of the Supervisory Committee of the Company was reviewed and approved.

II. THE SUPERVISORY COMMITTEE'S INDEPENDENT OPINION:

(I) The Supervisory Committee of the Company considered that, the Board of the Company implemented its work in 2010 in strict compliance with the relevant laws and regulations as well as the requirements of the Articles of Association of the Company, and carried out its operation in accordance with laws to ensure that the Company would grow in a healthy, steady and sustainable manner. The Company's senior management including Directors and general manager have performed their duties diligently in accordance with laws. The Supervisory Committee is not aware of any behaviors in violation of laws, administrative regulations and the Articles of Association or which will result in an impairment of the Company's benefits and shareholders' interests in the course of their work.

(II) The Supervisory Committee of the Company is of the opinion that the financial management system and relevant internal control systems of the Company are sound and complete and implemented effectively. The preparation, review and reporting of the financial reports of the Company as well as the audit of the financial statements of the Company by its auditors were conducted effectively in accordance with laws and regulations and the various requirements of the Company. The contents of the financial reports of the Company completely and truly reflect the financial position and operating results of the Company for 2010, and there is no material omission of information and false statements. None of the personnel responsible for the preparation and auditing of the annual report of the Company was found to be in violation of relevant provisions of laws and regulations. The unqualified opinions on the financial report of the Company for 2010 issued by KPMG Huazhen Certified Public Accountants (the domestic auditor) and KPMG Certified Public Accountants (the international auditor) are objective and fair.

(III) The Supervisory Committee of the Company is of the opinion that the Company has been in compliance with the relevant stipulations of the "Management System of the Proceeds". In accordance with the use of proceeds as stated in the application document relating to the non-public issue of A shares by the Company, the deposit, use and management of proceeds were not found to be in violation of the "Management System of the Proceeds" and the "Administrative Measures for Proceeds of Companies Listed on the Shanghai Stock Exchange".

(IV) The Supervisory Committee of the Company had reviewed all the significant acquisition and disposal of assets by the Company, and was in the opinion that significant acquisition and disposal of assets by the Company had undergone corresponding approval procedures in strict compliance with the requirements of the laws, regulations and the Articles of Association. They were all disclosed strictly in accordance with the listing rules of the jurisdictions in which the Company are listed, and the pricing of those transactions was based on appraised value conducted after an arm's length negotiation. There were no insider transactions and the transactions were conducted in the interests of the shareholders, especially the medium to minority shareholders of the Company.

(V) The Supervisory Committee of the Company is of the opinion that, all connected shareholders and connected directors of the Company had abstained from voting on the related matters in general meetings and meetings of the Board of Directors. The connected transactions were conducted at fair market prices without prejudice to the interests of the Company and its medium to minority shareholders.

By Order of the Supervisory Committee
Pan Fu
Chairman of the Supervisory Committee
Guangzhou, the PRC
28 March 2011

It is the firm belief of the Company that a good and solid corporate governance framework is essential to the sustained development of the Company and the enhancement of shareholders' value. The Company has always strived to strictly comply with the regulatory requirements of the China Securities Regulatory Commission, the Shanghai Stock Exchange, the Stock Exchange, the New York Stock Exchange Inc. and the United States Securities and Exchange Commission, and is committed to attaining and maintaining high standards of corporate governance and adopts principles of corporate governance emphasizing a quality board, accountability to all stakeholders, open communication and fair disclosure.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Board has reviewed the corporate governance practices of the Company, and considers that the Company has applied the principles of and complied with the Code throughout the year ended 31 December 2010, and adopted sound governance and disclosure practices accordingly.

Below are the corporate governance practices adopted by the Company.

THE BOARD

The Board manages the Company's affairs on behalf of shareholders with the objective of enhancing the shareholder value. The Board, headed by the Chairman, is responsible for the formulation and the approval of the Group's development and business strategies and policies, approval of annual budgets and business plans, recommendation of dividend, ensuring a prudent and effective internal control system and monitoring the performance of the management in accordance with the articles of association, the rules and procedures of shareholders' general meeting and the rules and procedures of board meeting.

The major issues which were brought before the Board for their decisions included:

1. Direction of the operational strategies of the Group;

2. Setting the policies relating to key business and financial objectives of the Company;

3. Monitoring the performance of the management;

4. Approval of material acquisitions, investments, divestments, disposal of assets or any significant capital expenditure of the Group;

5. Ensuring a prudent and effective internal control system; and

6. Review of the financial performance and results of the Company.

Under the leadership of the President, the management of the Company is responsible for the day-to-day operations of the Group. The roles of the Chairman are separated from that of the President. Such division of responsibilities allows a balance of power between the Board and the management of the Group, and ensures their independence and accountability. The Chairman is the leader of the Board and he oversees the Board so that it acts in the best interests of the Group. The Chairman is responsible for deciding the agenda for each Board meeting, taking into account, where appropriate, matters proposed by other Directors for inclusion in the agenda. The Chairman has an overall responsibility for providing leadership, vision and direction in the development of the business of the Company. The President, assisted by the Executive Vice Presidents, is responsible for the day-to-day management of the business of the Group, attends to the formulation and successful implementation of policies, and assumes full accountability to the Board for all operations of the Group. Working with the Executive Vice Presidents and the executive management team of each core business division, the President ensures the effective operations and sustained development of the Group. He maintains a continuing dialogue with the Chairman and all Directors to keep them fully informed of all major business development issues. He is also responsible for building and maintaining an effective executive team to support him in his role. The Chairman and the President are not connected with each other. None of the other Directors is connected with one another.

During the year ended 31 December 2010, the members of the Board comprise three non-executive Directors, four executive Directors and four independent non-executive Directors. All of the Directors shall hold their offices until the expiry of the terms of the Sixth Session of the Board. The brief biographical details of the Directors are set out on pages 142 to 147 of this Annual Report.

The Board held 56 meetings in 2010, all of which were convened in accordance with the articles of association of the Company, and the individual attendance of each Director, on a named basis, is as follows:

Name of Directors	(No. of meetings) Attended/Eligible to attend
Non-Executive directors	
Si Xian Min (Chairman)	56/56
Li Wen Xin	56/56
Wang Quan Hua	56/56
Executive directors	
Liu Bao Heng (Resigned on 24 November 2010)	48/48
Tan Wan Geng (President)	56/56
Zhang Zi Fang (Executive Vice President)	56/56
Xu Jie Bo (Executive Vice President and Chief Financial Officer)	56/56
Chen Zhen You	56/56
Independent non-executive directors ("INED")	
Wang Zhi (Retired on 29 December 2010)	55/55
Sui Guang Jun (Retired on 29 December 2010)	55/55
Gong Hua Zhang	56/56
Lam Kwong Yu	56/56
Wei Jin Cai (Appointed on 29 December 2010)	1/1
Ning Xiang Dong (Appointed on 29 December 2010)	1/1

The experience and views of our INEDs are held in high regard and serve as an effective guidance for the operation of the Group. The INEDs provide the Group with a wide range of expertise and experience and bring in independent judgment on issues relating to the Group's strategy, performance and management process, taking into account the interests of all shareholders. The INEDs represent one-third of the Board. One INED, Gong Hua Zhang, has the appropriate professional qualifications of accounting or related financial management expertise under Rule 3.10 of the Listing Rules. Pursuant to the guidelines on independence as set out in Rule 3.13 of the Listing Rules, the Board has received an annual independence confirmation from each INED and considers that all the INEDs are independent. In addition, their extensive experience in business and finance are very important to the Company's successful development. In 2010, the INEDs expressed their views and opinions about certain matters relevant to the shareholders and the Company as a whole at board meetings.

BOARD COMMITTEES

The Company has put in place an audit committee, a remuneration and assessment committee, a nomination committee and further details of the roles and functions and the composition of each of these committees are set out below:

AUDIT COMMITTEE

The Audit Committee comprises three INEDs, one of whom, Gong Hua Zhang, possesses the appropriate professional qualifications or accounting or financial management expertise to understand financial statements. As at 31 December 2010, the Audit Committee is chaired by Gong Hua Zhang with Wei Jin Cai and Ning Xiang Dong as the members of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties and has access to independent professional advice if necessary.

The terms of reference of the Audit Committee are in compliance with the provision of C.3.3 of the Code, and applicable policies, rules and regulations that the Company is subject to. Under its terms of reference, the Audit Committee is required, amongst other things, to oversee the relationship with the external auditors, to review the Group's interim results and annual financial statements, to monitor compliance with statutory and listing requirements, to review the scope, if necessary, to engage independent legal or other advisers as it determines is necessary and to perform investigations. In addition, the Audit Committee also examines the effectiveness of the Company's internal controls, which involves regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, and takes into account their respective potential risks and severity, in order to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The scope of such examinations and reviews includes finance, operations, regulatory compliance and risk management. The Audit Committee also reviews the Company's internal audit plan, and submits relevant reports and concrete recommendations to the Board on a regular basis.

The Audit Committee held 9 meetings in 2010. The Audit Committee has performed all its obligations under their terms of reference. The attendance of each member of the Audit Committee is as follows:

Members of the Audit Committee	(No. of meetings) Attended/Eligible to attend
Gong Hua Zhang (Chairman)	9/9
Wang Zhi (Retired on 29 December 2010)	9/9
Sui Guang Jun (Retired on 29 December 2010)	9/9
Wei Jin Cai (Appointed on 29 December 2010)	0/0
Ning Xiang Dong (Appointed on 29 December 2010)	0/0

EXTERNAL AUDITORS

The Audit Committee reviewed the performance, independence and objectivity of the Company's auditors and was satisfied with the results.

The Audit Committee concludes that the independence of the auditors of the Company has not been compromised by non-audit services provided for the Group.

The following table sets forth the type of, and fees for, the principal audit services and non-audit services provided by the Company's external auditor, KPMG to the Group in 2009 and 2010:

	2010 **RMB Million**	2009 RMB Million
Audit fees	**12**	16
Non-audit fees	**2**	1
Total	**14**	17

REMUNERATION AND ASSESSMENT COMMITTEE

As at 31 December 2010, the Remuneration and Assessment Committee comprises three members and chaired by Wang Quan Wai (NED) together with Gong Hua Zhang (INED) and Ning Xiang Dong (INED) as members.

The responsibilities of the Remuneration and Assessment Committee are to make recommendations on the remuneration policy and structure for Directors and senior management of the Company, to establish regular and transparent procedures on remuneration policy development and improvement and submit the Company's "Administrative Measures on Remuneration of Directors" and "Administrative Measures on Remuneration of Senior Management". In particular, the Remuneration and Assessment Committee has the duty to ensure that the Directors or any of their associates shall not be involved in the determination of their own remuneration packages.

The Remuneration and Assessment Committee held two meetings in 2010, which was held according to its rules and procedures. The attendance of each member is as follows.

Members of Remuneration and Assessment Committee	**(No. of meetings) Attended/Eligible to attend**
Sui Guang Jun (Chairman) (Retired on 29 December 2010)	2/2
Wang Quan Hua (Chairman) (Appointed as Chairman on 29 December 2010)	2/2
Gong Hua Zhang	2/2
Ning Xiang Dong (Appointed on 29 December 2010)	0/0

The Remuneration and Assessment Committee consulted, when appropriate, the Chairman and/or the President about its proposals relating to the remuneration of other executive Directors. The Remuneration and Assessment Committee is provided with sufficient resources to discharge its duties and professional advice is available if necessary. The Remuneration and Assessment Committee is also responsible for assessing performance of executive Directors and approving the terms of executive Directors' service contracts. The Remuneration and Assessment Committee has performed all its responsibilities under its terms of reference in 2010.

NOMINATION COMMITTEE

As at 31 December 2010, the Nomination Committee consists of three members, including Si Xian Min as chairman and Gong Hua Zhang (INED) and Wei Jin Cai (INED) as members. The responsibilities of the Nomination Committee are to make recommendations to the Board in respect of the size and composition of the Board based on the operational activities, assets and shareholding structure of the Company; study the selection criteria and procedures of Directors and executives and give advice to the Board; identify qualified candidates for Directors and executives; investigate and propose candidates for Directors and managers and other senior management members to the Board.

In accordance with relevant laws and regulations as well as the provisions of the articles of association of the Company, the Nomination Committee shall study and resolve on the selection criteria, procedures and terms of office for Directors and managers with reference to the Company's actual situation. Any resolution made in this regard shall be filed and proposed to the Board for approval and shall be implemented accordingly. The Nomination Committee is provided with sufficient resources to discharge its duties and independently engage intermediate agencies to provide professional advice on its proposals if necessary.

The Nomination Committee held two meetings in 2010. The Nomination Committee has performed all its obligations under their terms of reference in 2010. The attendance of each member of the Nomination Committee is as follows:

Members of the Nomination Committee	(No. of meetings) Attended/Eligible to attend
Si Xian Min (Chairman)	2/2
Wang Zhi (Retired on 29 December 2010)	1/1
Gong Hua Zhang	2/2
Wei Jin Cai (Appointed on 29 December 2010)	1/1

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF LISTED ISSUERS

Directors' interests in the securities of the Company as of 31 December 2010 are disclosed on pages 23 to 35 of the Report of the Directors in this Annual Report. Having made specific enquiries with all the Directors and Supervisors, they confirmed that the Directors had for the year ended 31 December 2010 complied with the Model Code. The code of conduct adopted by the Company regarding securities transactions by Directors and Supervisors is no less stringent than the Model Code.

RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The following statement, which sets out the responsibilities of the Directors in relation to the financial statements, should be read in conjunction with, but distinguished from, the reports prepared by the auditors of the Company, which acknowledges the reporting responsibilities of the Group's auditors.

The Directors are responsible for the preparation of periodic accounts for each financial year which should give a true and fair view of the state of affairs, results and cash flows of the Group during that period.

The reporting responsibilities of the Company's external auditor, KPMG, are set out on pages 45 to 46. The Directors consider that in preparing the financial statements, the Group uses appropriate accounting policies that are consistently applied, and that all applicable accounting standards are followed.

The Directors are responsible for ensuring that the Group keeps accounting records which disclose with reasonable accuracy the financial position of the Group and which enable the preparation of financial statements in accordance with PRC laws and regulations and disclosure requirements of the Hong Kong Companies Ordinance and the applicable accounting standards.

INTERNAL CONTROL

The Board has an overall responsibility for the Group's internal control system and its effectiveness. The Board has existing process to identify, assess and manage major risks to which Group is exposed. It is part of the process to renew the internal control system in case of changes in operating environment or regulation.

The Board has conducted a review of, and is satisfied with the effectiveness of the Group's internal control system for the financial year ended 31 December 2010.

Independent auditor's report to the shareholders
of China Southern Airlines Company Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") set out on pages 47 to 137, which comprise the consolidated and company balance sheets as at 31 December 2010, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as at 31 December 2010 and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
The People's Republic of China

28 March 2011

Consolidated Income Statement

For the year ended 31 December 2010
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2010 RMB million	2009 RMB million
Operating revenue			
Traffic revenue	4	74,140	52,967
Other operating revenue	5	2,355	1,835
Total operating revenue		76,495	54,802
Operating expenses			
Flight operations	6	38,593	29,296
Maintenance	7	5,586	4,446
Aircraft and traffic servicing	8	10,968	9,169
Promotion and sales	9	5,555	4,170
General and administrative	10	2,266	1,844
Impairment on property, plant and equipment	21(i)	212	26
Depreciation and amortisation	11	7,061	5,971
Others		444	429
Total operating expenses		70,685	55,351
Other net income	13	476	1,989
Operating profit		6,286	1,440
Interest income		93	68
Interest expense	14	(1,265)	(1,497)
Share of associates' results	24	56	69
Share of jointly controlled entities' results	25	112	214
Gain on sale of a jointly controlled entity classified as held for sale, net	33	1,078	–
(Loss)/gain on derivative financial instruments, net		(30)	45
Exchange gain, net		1,746	93
Gain on deemed disposal of a subsidiary	23	17	–
Profit before taxation		8,093	432
Income tax (expense)/benefit	16	(1,678)	95
Profit for the year		6,415	527

Consolidated Income Statement

For the year ended 31 December 2010
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2010 RMB million	2009 RMB million
Attributable to:			
Equity shareholders of the Company	17	**5,795**	330
Non-controlling interests		**620**	197
Profit for the year		**6,415**	527
Earnings per share	20		
Basic and diluted		**RMB0.70**	RMB0.05

The notes on pages 56 to 137 form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2010
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2010 RMB million	2009 RMB million
Profit for the year		**6,415**	527
Other comprehensive income for the year (after tax and reclassification adjustments):	18		
Available-for-sale securities: net movement in the fair value reserve		**(15)**	30
Total comprehensive income for the year		**6,400**	557
Attributable to:			
Equity shareholders of the Company		**5,789**	349
Non-controlling interests		**611**	208
Total comprehensive income for the year		**6,400**	557

The notes on pages 56 to 137 form part of these financial statements.

Consolidated Balance Sheet

At 31 December 2010
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2010 RMB million	31 December 2009 RMB million
Non-current assets			
Property, plant and equipment, net	21	**80,214**	63,673
Construction in progress	22	**10,069**	18,059
Lease prepayments		**1,605**	516
Interest in associates	24	**309**	257
Interest in jointly controlled entities	25	**863**	728
Other investments in equity securities	26	**166**	166
Lease deposits		**544**	564
Available-for-sale equity securities	27	**80**	93
Deferred tax assets	28	**997**	479
Other assets	29	**526**	558
		95,373	85,093
Current assets			
Inventories	30	**1,355**	1,256
Trade receivables	31	**1,992**	1,359
Other receivables		**1,394**	1,408
Prepaid expenses and other current assets		**576**	711
Amounts due from related companies	39	**138**	51
Cash and cash equivalents	32	**10,404**	4,343
		15,859	9,128
Asset classified as held for sale	33	**–**	529
		15,859	9,657
Current liabilities			
Financial liabilities	34	**13**	44
Bank and other loans	35	**9,324**	17,452
Obligations under finance leases	36	**1,654**	1,431
Trade and bills payable	37	**1,877**	4,992
Sales in advance of carriage		**3,604**	2,196
Deferred revenue	38	**524**	316
Income tax payable		**1,985**	44
Amounts due to related companies	39	**246**	94
Accrued expenses	40	**9,330**	8,153
Other liabilities	41	**3,768**	3,376
		32,325	38,098
Net current liabilities	51	**(16,466)**	(28,441)
Total assets less current liabilities		**78,907**	56,652

At 31 December 2010
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2010 RMB million	31 December 2009 RMB million
Non-current liabilities and deferred items			
Bank and other loans	35	**31,876**	27,875
Obligations under finance leases	36	**12,776**	11,887
Deferred revenue	38	**824**	594
Provision for major overhauls	42	**1,173**	953
Provision for early retirement benefits	43	**118**	148
Deferred benefits and gains	44	**1,015**	1,080
Deferred tax liabilities	28	**912**	853
		48,694	43,390
Net assets		**30,213**	13,262
Capital and reserves			
Share capital	45	**9,818**	8,003
Reserves	46	**16,896**	2,348
Total equity attributable to equity shareholders of the Company		**26,714**	10,351
Non-controlling interests		**3,499**	2,911
Total equity		**30,213**	13,262

Approved and authorised for issue by the board of directors on 28 March 2011.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 56 to 137 form part of these financial statements.

Company Balance Sheet

At 31 December 2010
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2010 RMB million	31 December 2009 RMB million
Non-current assets			
Property, plant and equipment, net	21	**66,064**	52,012
Construction in progress	22	**8,606**	15,460
Lease prepayments		**1,389**	403
Interest in subsidiaries	23	**2,131**	2,140
Investments in associates	24	**146**	143
Investments in jointly controlled entities	25	**483**	450
Other investments in equity securities	26	**100**	100
Lease deposits		**476**	485
Available-for-sale equity securities	27	**33**	23
Deferred tax assets	28	**946**	502
Other assets	29	**471**	512
		80,845	72,230
Current assets			
Inventories	30	**1,063**	1,003
Trade receivables	31	**1,696**	1,125
Other receivables		**1,260**	1,301
Prepaid expenses and other current assets		**425**	588
Amounts due from subsidiaries and other related companies	39	**172**	69
Cash and cash equivalents	32	**7,336**	3,184
		11,952	7,270
Asset classified as held for sale	33	**–**	261
		11,952	7,531
Current liabilities			
Financial liabilities	34	**13**	44
Bank and other loans	35	**8,429**	15,862
Obligations under finance leases	36	**1,608**	1,386
Trade and bills payable	37	**1,259**	4,577
Sales in advance of carriage		**3,248**	1,970
Deferred revenue	38	**471**	276
Income tax payable		**1,713**	(5)
Amounts due to subsidiaries and other related companies	39	**1,382**	915
Accrued expenses	40	**7,388**	6,282
Other liabilities	41	**3,259**	2,907
		28,770	34,214
Net current liabilities		**(16,818)**	(26,683)
Total assets less current liabilities		**64,027**	45,547

Company Balance Sheet

At 31 December 2010
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	31 December 2010 RMB million	31 December 2009 RMB million
Non-current liabilities and deferred items			
Bank and other loans	35	**26,251**	24,496
Obligations under finance leases	36	**11,877**	10,913
Deferred revenue	38	**752**	541
Provision for major overhauls	42	**913**	729
Provision for early retirement benefits	43	**115**	144
Deferred benefits and gains	44	**968**	1,062
		40,876	37,885
Net assets		**23,151**	7,662
Capital and reserves			
Share capital	45	**9,818**	8,003
Reserves	46	**13,333**	(341)
Total equity		**23,151**	7,662

Approved and authorised for issue by the board of directors on 28 March 2011.

Si Xian Min	**Tan Wan Geng**	**Xu Jie Bo**
Director	*Director*	*Director*

The notes on pages 56 to 137 form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31 December 2010
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company							
	Share capital RMB million	Share premium RMB million	Fair value reserves RMB million	Other reserves RMB million (Note (a))	(Accumulated losses)/ retained profits RMB million	Total RMB million	Non-controlling interests RMB million	Total equity RMB million
Balance at 1 January 2009	6,561	3,138	18	753	(3,449)	7,021	2,458	9,479
Changes in equity for 2009:								
Profit for the year	-	-	-	-	330	330	197	527
Other comprehensive income	-	-	19	-	-	19	11	30
Total comprehensive income	-	-	19	-	330	349	208	557
Issuance of shares (Note 45(a))	1,442	1,538	-	-	-	2,980	-	2,980
Paid in capital from non-controlling equity holders of subsidiaries	-	-	-	-	-	-	261	261
Liquidation of subsidiaries	-	-	-	-	-	-	(6)	(6)
Distributions to non-controlling shareholders	-	-	-	-	-	-	(10)	(10)
Government contributions (Note 46(c))	-	-	-	1	-	1	-	1
Balance at 31 December 2009 and 1 January 2010	**8,003**	**4,676**	**37**	**754**	**(3,119)**	**10,351**	**2,911**	**13,262**
Changes in equity for 2010:								
Profit for the year	-	-	-	-	**5,795**	**5,795**	**620**	**6,415**
Other comprehensive income	-	-	**(6)**	-	-	**(6)**	**(9)**	**(15)**
Total comprehensive income	-	-	**(6)**	-	**5,795**	**5,789**	**611**	**6,400**
Issuance of shares (Note 45(a))	**1,815**	**8,757**	-	-	-	**10,572**	-	**10,572**
Decrease in non-controlling interests as a result of loss of control of a subsidiary (Note 23)	-	-	-	-	-	-	**(2)**	**(2)**
Distributions to non-controlling shareholders	-	-	-	-	-	-	**(6)**	**(6)**
Acquisition of equity interest of a subsidiary from a non-controlling shareholder (Note (b))	-	-	-	-	-	-	**(15)**	**(15)**
Government contributions (Note 46(c))	-	-	-	**2**	-	**2**	-	**2**
Balance at 31 December 2010	**9,818**	**13,433**	**31**	**756**	**2,676**	**26,714**	**3,499**	**30,213**

Note (a): Other reserves represent statutory surplus reserve, discretionary surplus reserve and others. Details are set out in Note 46.

Note (b): In June 2010, China Southern Airlines Group Air Catering Company Limited ("CSA Catering"), a subsidiary of the Company, acquired 49% equity interest in its subsidiary, Xinjiang Air Catering Company Limited ("Xinjiang Catering"), from the non-controlling shareholder of Xinjiang Catering at a consideration of RMB15 million. Xinjiang Catering became a wholly-owned subsidiary of CSA Catering since then.

The notes on pages 56 to 137 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2010
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	2010 RMB million	2009 RMB million
Operating activities			
Cash generated from operations	32(b)	**13,024**	11,232
Interest received		**84**	68
Interest paid		**(1,473)**	(2,131)
Income tax paid		**(193)**	(210)
Net cash generated from operating activities		**11,442**	8,959
Investing activities			
Proceeds from disposal of property, plant and equipment		**364**	320
Proceeds from sale of available-for-sale equity securities		**–**	138
Proceeds from sale of a jointly controlled entity		**1,607**	–
Net cash settlement of derivative financial instruments		**(61)**	(27)
Dividends received from associates		**–**	47
Dividends received from a jointly controlled entity		**10**	–
Dividends received from other investments		**13**	14
Refund of the investment in an associate		**4**	–
Payment of lease deposits		**(16)**	(10)
Payment for available-for-sale equity securities		**(5)**	–
Refund of lease deposits		**19**	8
Capital expenditures		**(13,469)**	(15,007)
Decrease in pledged bank deposits		**–**	51
Payment for the investment in an associate, jointly controlled entities and a subsidiary		**–**	(6)
Liquidation of subsidiaries		**–**	(6)
Acquisition of equity interest of a subsidiary from a non-controlling shareholder		**(15)**	–
Deemed disposal of a subsidiary	50(b)	**(19)**	–
Net cash used in investing activities		**(11,568)**	(14,478)
Financing activities			
Proceeds from issue of shares	45(a)	**10,572**	2,980
Proceeds from bank and other loans		**22,100**	37,146
Repayment of bank and other loans		**(24,976)**	(31,396)
Repayment of short-term financing bills		**–**	(2,000)
Repayment of principal under finance lease obligations		**(1,505)**	(1,750)
Capital contributions received from government	46(c)	**2**	1
Paid in capital from non-controlling equity holders of subsidiaries		**–**	242
Dividends paid to non-controlling shareholders		**(6)**	(10)
Net cash from financing activities		**6,187**	5,213
Net increase/(decrease) in cash and cash equivalents		**6,061**	(306)
Cash and cash equivalents at 1 January		**4,343**	4,649
Cash and cash equivalents at 31 December		**10,404**	4,343

The notes on pages 56 to 137 form part of these financial statements.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

1 BASIS OF PRESENTATION

China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") are principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

The Company was established in the People's Republic of China (the "PRC" or "China") on 25 March 1995 as a joint stock limited company as part of the reorganisation (the "Reorganisation") of the Company's holding company, China Southern Air Holding Company ("CSAHC"). CSAHC is a state-owned enterprise under the supervision of the PRC central government.

The Company's H Shares and American Depositary Receipts ("ADR") (each ADR representing 50 H Shares) have been listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, respectively since July 1997. In July 2003, the Company issued 1,000,000,000 A Shares which are listed on the Shanghai Stock Exchange.

The 2007 bonus share issue of 2,187,089,000 shares, by the conversion of share premium to share capital, was implemented in August 2008.

On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung Holdings Ltd. ("Nan Lung"), a wholly-owned subsidiary of CSAHC, respectively.

On 29 October 2010, the Company issued 123,900,000 A shares and 1,377,600,000 A shares to CSAHC and certain third party investors, respectively. On 1 November 2010, the Company issued 312,500,000 H shares to Nan Lung.

2 PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards ("IFRSs"), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and Interpretations issued by the International Accounting Standards Board (the "IASB"). These financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note 3 provides information on the impact of the new and revised IFRSs and interpretations that are first effective for the current accounting period and the changes in accounting policies for the current and prior accounting periods reflected in these financial statements.

(b) Basis of preparation of the financial statements

At 31 December 2010, the Group's current liabilities exceeded its current assets by RMB16,466 million, which includes bank and other loans repayable within one year of RMB9,324 million. In preparing the financial statements, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short-term obligations and capital expenditure requirements. Accordingly, the financial statements have been prepared on a basis that the Group will be able to continue as a going concern. Further details are set out in Note 51(a).

The consolidated financial statements for the year ended 31 December 2010 comprise the Company and its subsidiaries and the Group's interest in associates and jointly controlled entities.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(b) Basis of preparation of the financial statements (cont'd)

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

– Derivative financial instruments (Note 2(g)); and

– Available-for-sale equity securities (Note 2(f)).

Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell (Note 2(cc)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in Note 56.

(c) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Non-controlling interests (previously known as "minority interest") represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group measures non-controlling interests at their proportionate share of the subsidiary's net identifiable assets.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(c) Subsidiaries and non-controlling interests (cont'd)

Non-controlling interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company. Loans from holders of non-controlling interests and other contractual obligations towards these holders are presented as financial liabilities in accordance with Notes 2(o) or (p) depending on the nature of the liability.

Changes in the Group's interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate or jointly controlled entity (Note 2(d)).

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (Note 2(l)), unless the investment is classified as held for sale (Note 2(cc)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or the Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or the Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activities of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(cc)). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group's share of the acquisition-date fair values of the investee's identifiable net assets over the cost of the investment (if any). Thereafter, the investment is adjusted for the post acquisition change in the Group's share of the investee's net assets and any impairment loss relating to the investment (Notes 2(e) and (l)). Any acquisition-date excess over cost, the Group's share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the investees' other comprehensive income is recognised in the consolidated statement of comprehensive income.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(d) Associates and jointly controlled entities (cont'd)

When the Group's share of losses exceeds its interest in the associate or the jointly controlled entity, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group's interest is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate or the jointly controlled entity.

Unrealised profits and losses arising from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

When the Group ceases to have significant influence over an associate or joint control over a jointly controlled entity, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(f)) or, when appropriate, the cost on initial recognition of an investment in an associate (Note 2(d)).

In the Company's balance sheet, investments in associates and jointly controlled entities are stated at cost less impairment losses (Note 2(l)), unless classified as held for sale (Note 2(cc)).

(e) Goodwill

Goodwill represents the excess of

(i) the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group's previously held equity interest in the acquiree; over

(ii) the Group's interest in the net fair value of the acquiree's identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(l)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(f) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries, associates and jointly controlled entities, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Available-for-sale equity securities are those non-derivative financial assets that are designated as available for sale. At the end of each reporting period the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve, except foreign exchange gains and losses resulting from changes in the amortised cost of monetary items which are recognised directly in profit or loss. Dividend income from these investments is recognised in profit or loss in accordance with the policy set out in Note 2(v)(iv). When these investments are derecognised or impaired (Note 2(l)), the cumulative gain or loss is reclassified from equity to profit or loss.

The Group's other investments in equity securities represent unlisted equity securities of companies established in the PRC. They do not have a quoted market price in an active market and their fair values cannot be reliably measured. Accordingly, they are recognised in the balance sheet at cost less impairment losses (Note 2(l)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(g) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(h) Property, plant and equipment

(i) Investment property

Investment properties are land and/or buildings which are owned or held under a leasehold interest (Note 2(j)) to earn rental income and/or for capital appreciation.

Investment properties are stated at cost, less accumulated depreciation and impairment losses (Note 2(l)). Depreciation is calculated to write off the cost of items of investment property, less their estimated residual value, if any, using the straight line method over their estimated useful lives. Rental income from investment properties is accounted for as described in Note 2(v)(iii).

(ii) Other property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (Note 2(l)).

The cost of self-constructed items of property, plant and equipment includes the cost of materials, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (Note 2(y)).

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(h) Property, plant and equipment (cont'd)

(ii) Other property, plant and equipment (cont'd)

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

Buildings	30 to 35 years
Owned and leased aircraft	15 to 20 years
Other flight equipment	
– Jet engines	15 to 20 years
– Others, including rotable spares	3 to 15 years
Machinery and equipment	4 to 10 years
Vehicles	6 to 8 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and equipment pending installation, and is stated at cost less impairment losses (Note 2(l)). Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use, notwithstanding any delay in the issue of the relevant commissioning certificates by the relevant PRC authorities.

No depreciation is provided in respect of construction in progress.

(j) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, except for land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(j) Leased assets (cont'd)

(ii) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset, as set out in Note 2(h)(ii). Impairment losses are accounted for in accordance with the accounting policy as set out in Note 2(l). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(iii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the respective periods of lease terms which ranges from 30 to 70 years, except where the property is classified as an investment property (Note 2(h)(i)).

(iv) Sale and leaseback transactions

Gains or losses on sale and leaseback transactions which result in finance leases are deferred and amortised over the terms of the related leases. Gains or losses on other aircraft sale and leaseback transactions which result in operating leases are recognised immediately if the transactions are established at fair value. If the sale price is at or below fair value then the gain or loss is recognised immediately. However, if a loss is compensated for by future rentals at a below-market price, then the loss is deferred and amortised over the period that the aircraft is expected to be used. If the sale price is above fair value, then any gain is deferred and amortised over the useful life of the assets.

(k) Deferred expenditure

Lump sum housing benefits payable to employees of the Group are deferred and amortised on a straight-line basis over a period of 10 years, which represents the benefit vesting period of the employees.

Deferred expenditure is stated at cost less impairment losses (Note 2(l)).

(l) Impairment of assets

(i) Impairment of investments in equity securities and other receivables

Investments in equity securities (other than investments in subsidiaries: (Note 2(l)(ii)) and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale equity securities are reviewed at the end of each reporting period to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(i) Impairment of investments in equity securities and other receivables (cont'd)

- significant financial difficulty of the debtor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;
- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and
- a significant or prolonged declined in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For investments in associates and jointly controlled entities recognised using the equity method (Note 2(d)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with Note 2(l)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with Note 2(l)(ii).
- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.
- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

  If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.
- For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(i) Impairment of investments in equity securities and other receivables (cont'd)

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses are written off against the corresponding asset directly, except for impairment losses recognised in respect of trade and other receivables, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade and other receivables directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

– Property, plant and equipment;

– Construction in progress;

– Lease deposits;

– Lease prepayments;

– Deferred expenditure;

– Investments in subsidiaries; and

– Goodwill.

If any such indication exists, the asset's recoverable amount is estimated. For goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

– Calculation of recoverable amount
  The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(l) Impairment of assets (cont'd)

(ii) Impairment of other assets (cont'd)

– Recognition of impairment losses

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (Notes 2(l)(i) and (ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or loss.

(m) Inventories

Inventories, which consist primarily of expendable spare parts and supplies, are stated at cost less any applicable provision for obsolescence, and are charged to profit or loss when used in operations. Cost represents the average unit cost.

Inventories held for disposal are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(n) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of bad and doubtful debts (Note 2(l)), except where the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of bad and doubtful debts.

(o) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with Note 2(r)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(r) Financial guarantees issued, provisions and contingent liabilities (cont'd)

(ii) Provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Defeasance of long-term liabilities

Where long-term liabilities have been defeased by the placement of security deposits, those liabilities and deposits (and income and charge arising therefrom) are netted off in order to reflect the overall commercial effect of the arrangements. Such netting off has been effected where a right is held by the Group to insist on net settlement of the liability and deposit including in all situations of default and where that right is assured beyond doubt.

(t) Deferred benefits and gains

In connection with the acquisitions or operating leases of certain aircraft and engines, the Group receives various credits. Such credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring the aircraft and engines, resulting in a reduction of future depreciation, or amortised as a reduction of rental expense for aircraft and engines under operating leases.

(u) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to business combinations, or items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(u) Income tax (cont'd)

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exception to the recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(v) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Passenger, cargo and mail revenues

Passenger, cargo and mail revenues are recognised at the fair value of the consideration received when the transportation is provided. Ticket sales for transportation not yet provided are included in current liabilities as sales in advance of carriage. Revenues from airline-related business are recognised when services are rendered. Revenue is stated net of sales tax.

(ii) Frequent flyer revenue

The Group maintains two frequent flyer award programmes, namely, the China Southern Airlines Sky Pearl Club and the Egrets Mileage Plus, which provide travel and other awards to members based on accumulated mileages.

Revenue received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileages earned by members of the Group's frequent flyer award programmes. The value attributed to the awarded mileages is deferred as a liability, within deferred revenue, until the mileages are ultimately utilised.

Revenue received from third parties for the issue of mileages under the frequent flyer award programmes is also deferred as a liability, within deferred revenue.

As members of the frequent flyer award programmes redeem mileages for an award, revenue is recorded in profit or loss. Revenue in relation to flight awards is recognised when the transportation is provided. Revenue is recognised at the point of redemption where non-flight rewards are selected.

The value attributed to mileages that are expected to expire is recognised as revenue, based on the number of mileages that have been redeemed relative to the total number expected to be redeemed.

(iii) Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivables.

(iv) Dividend income is recognised when the shareholder's right to receive payment is established.

(v) Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(v) Revenue recognition (cont'd)

(vi) Interest income is recognised as it accrues using the effective interest method.

(w) Traffic commissions

Traffic commissions are expensed in profit or loss when the transportation is provided and the related revenue is recognised. Traffic commissions for transportation not yet provided are recorded on the balance sheet as a prepaid expense.

(x) Maintenance and overhaul costs

Routine maintenance, repairs and overhauls are charged to profit or loss as and when incurred.

In respect of owned and finance leased aircraft, components within the aircraft subject to replacement during major overhauls are depreciated over the average expected life between major overhauls. When each major overhaul is performed, its cost is recognised in the carrying amount of property, plant and equipment and is depreciated over the estimated period between major overhauls. Any remaining carrying amount of cost of previous major overhaul is derecognised and charged to profit or loss.

In respect of aircraft held under operating leases, the Group has responsibility to fulfil certain return conditions under relevant lease agreements. In order to fulfil these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls are accrued and charged to profit or loss over the estimated period between overhauls. After the aircraft has completed its last overhaul cycle prior to being returned, expected cost of overhaul to be incurred at the end of the lease is estimated and accrued over the remaining period of the lease. Differences between the estimated costs and the actual costs of overhauls are charged to profit or loss in the period when the overhaul is performed.

(y) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use are interrupted or complete.

(z) Short term employee benefits and contributions to defined contribution retirement schemes

Salaries, annual bonuses and contributions to defined contribution retirement schemes are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(aa) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(bb) Translation of foreign currencies

Foreign currencies transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China ("PBOC") prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the PBOC exchange rates prevailing at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into Renminbi at the PBOC exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Renminbi at the PBOC exchange rates prevailing at the dates the fair value was determined.

(cc) Non-current assets held for sale

A non-current asset is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset is available for sale in its present condition.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all the assets and liabilities of that subsidiary are classified as held for sale when the above criteria for classification as held for sale are met, regardless of whether the Group will retain a non-controlling interest in the subsidiary after the sale.

Immediately before classification as held for sale, the measurement of the non-current assets is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, financial assets (other than investments in subsidiaries, associates and jointly controlled entities) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in Note 2.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, the non-current asset is not depreciated or amortised.

(dd) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

2 PRINCIPAL ACCOUNTING POLICIES (cont'd)

(dd) Related parties (cont'd)

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(ee) Segmental reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

3 CHANGES IN ACCOUNTING POLICIES

The IASB has issued two revised IFRSs, a number of amendments to IFRSs and one new interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group's financial statements:

- IFRS 3 (revised 2008), *Business combinations*
- Amendments to IAS 27, *Consolidated and separate financial statements*
- Improvements to IFRSs (2009)

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3 CHANGES IN ACCOUNTING POLICIES (cont'd)

These developments resulted in changes in accounting policies but none of these changes in policies have a material impact on the current or comparative periods, for the following reasons:

- The impact of the majority of the revisions to IFRS 3 and IAS 27 have not yet had a material effect on the Group's financial statements as these changes will first be effective as and when the Group enters into a relevant transaction (for example, a business combination) and there is no requirement to restate the amounts recorded in respect of previous such transactions.

- The impact of IAS 27 (in respect of loss of control of a subsidiary and allocation of losses to non-controlling interests (previously known as minority interests) in excess of their equity interest) have had no material impact as there is no requirement to restate amounts recorded in previous periods.

- The amendment introduced by the *Improvements to IFRSs (2009)* omnibus standard in respect of IAS 17, Leases, have had no material impact as the Group considers current classification of interests in leasehold land as operating leases remains appropriate.

Further details of these changes in accounting policies are as follows:

- As a result of the adoption of IFRS 3 (revised 2008), any business combination acquired on or after 1 January 2010 will be recognised in accordance with the new requirements and detailed guidance contained in IFRS 3 (revised 2008). These include the following changes in accounting policies:

  - Transaction costs that the Group incurs in connection with a business combination, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, will be expensed as incurred, whereas previously they were accounted for as part of the cost of the business combination and therefore impacted the amount of goodwill recognised.

  - If the Group holds interests in the acquiree immediately prior to obtaining control, these interests will be treated as if disposed of and re-acquired at fair value on the date of obtaining control. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

  - Contingent consideration will be measured at fair value at the acquisition date. Subsequent changes in the measurement of that contingent consideration unrelated to facts and circumstances that existed at the acquisition date will be recognised in profit or loss, whereas previously these changes were recognised as an adjustment to the cost of the business combination and therefore impacted the amount of goodwill recognised.

  - If the acquiree has accumulated tax losses or other temporary deductible differences and these fail to meet the recognition criteria for deferred tax assets at the date of acquisition, then any subsequent recognition of these assets will be recognised in profit or loss, rather than as an adjustment to goodwill as was previously the policy.

(Expressed in Renminbi)

3 CHANGES IN ACCOUNTING POLICIES (cont'd)

- In addition to the Group's existing policy of measuring the non-controlling interests (previously known as the "minority interests") in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets, in future the Group may elect, on a transaction by transaction basis, to measure the non-controlling interest at fair value.

In accordance with the transitional provisions in IFRS 3 (revised 2008), these new accounting policies are applied prospectively to any business combinations in the current or future periods. The new policy in respect of recognition in the movement of deferred tax assets is also applied prospectively to accumulated tax losses and other temporary deductible differences acquired in previous business combinations. No adjustments have been made to the carrying values of assets and liabilities that arose from business combinations whose acquisition dates preceded the application of this revised standard.

- As a result of the adoption of IAS 27 (amended 2008), the following changes in policies are applied as from 1 January 2010:

  - If the Group acquires an additional interest in a non-wholly owned subsidiary, the transaction will be accounted for as a transaction with equity shareholders (the non-controlling interests) in their capacity as owners and therefore no goodwill will be recognised as a result of such transactions. Similarly, if the Group disposes of part of its interest in a subsidiary but still retains control, this transaction will also be accounted for as a transaction with equity shareholders (the non-controlling interests) in their capacity as owners and therefore no profit or loss will be recognised as a result of such transactions. Previously, the Group treated such transactions as step-up transactions and partial disposals, respectively.

  - If the Group's non-wholly owned subsidiaries incur losses, these losses incurred will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Previously, if the allocation of losses to the non-controlling interests would have resulted in a deficit balance, the losses were only allocated to the non-controlling interests if the non-controlling interests were under a binding obligation to make good the losses. In accordance with the transitional provisions in IAS 27, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

  In accordance with the transitional provisions in IAS 27, these new accounting policies are applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

- In order to be consistent with the above amendments to IFRS 3 and IAS 27, and as a result of amendments to IAS 28, *Investments in associates*, and IAS 31, *Interests in joint ventures*, the following policies are applied as from 1 January 2010:

  - If the Group holds interests in the acquiree immediately prior to obtaining significant influence or joint control, these interests will be treated as if disposed of and re-acquired at fair value on the date of obtaining significant influence or joint control. Previously, the step-up approach would have been applied, whereby goodwill was computed as if accumulated at each stage of the acquisition.

3 CHANGES IN ACCOUNTING POLICIES (cont'd)

- If the Group loses significant influence or joint control, the transaction will be accounted for as a disposal of the entire interest in that investee, with any remaining interest being recognised at fair value as if re-acquired. Previously, such transactions were treated as partial disposals.

Consistent with the transitional provisions in IFRS 3 and IAS 27, these new accounting policies are applied prospectively to transactions in current or future periods and therefore previous periods have not been restated.

- As a result of the amendment to IAS 17, *Leases*, arising from the *Improvements to IFRSs (2009)* omnibus standard, the Group has re-evaluated the classification of its interests in leasehold land as to whether, in the Group's judgement, the lease transfers substantially all the risks and rewards of ownership of the land such that the Group is in a position economically similar to that of a purchaser. The Group has concluded that the classification of such leases as operating leases remains appropriate as the leases do not transfer substantially all the risks and rewards of ownership of the land to the Group.

4 TRAFFIC REVENUE

	2010 RMB million	2009 RMB million
Passenger	68,704	50,059
Cargo and mail	5,436	2,908
	74,140	52,967

Pursuant to various sales tax rules and regulations, the Group is required to pay sales tax (mainly including business tax) to national and local tax authorities at the rate of approximately 3% of the traffic revenue in respect of domestic flights and international, Hong Kong, Macau and Taiwan flights.

Pursuant to the "Notice of exemption of business tax on international traffic revenue" issued jointly by the PRC Ministry of Finance and the State Administration of Taxation in 2010, the Group is exempted from business tax on international (including Hong Kong, Macau and Taiwan) traffic revenue from 1 January 2010.

Pursuant to the "Notice of exemption of business tax on fuel surcharge for airline companies" issued jointly by the PRC Ministry of Finance and the State Administration of Taxation, the Group is exempted from business tax on fuel surcharge income received during the period from 1 January 2008 to 31 December 2010.

Sales tax incurred by the Group during the year ended 31 December 2010, netted off against revenue, amounted to RMB1,851 million (2009: RMB1,532 million). Traffic revenue is stated net of sales tax.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

5 OTHER OPERATING REVENUE

	2010 RMB million	2009 RMB million
Commission income	469	342
General aviation income	283	197
Ground services income	390	320
Air catering income	132	112
Rental income	122	116
Expired sales in advance of carriage	664	350
Aircraft lease income	–	83
Others	295	315
	2,355	1,835

6 FLIGHT OPERATIONS EXPENSES

	2010 RMB million	2009 RMB million
Jet fuel costs	23,492	16,390
Operating lease charges		
– Aircraft and flight equipment	4,821	4,740
– Land and buildings	477	383
Air catering expenses	1,808	1,392
Aircraft insurance	206	188
Flight personnel payroll and welfare	3,420	2,622
Training expenses	628	556
Civil Aviation Administration of China ("CAAC") Infrastructure Development Fund contributions	1,622	1,418
Others	2,119	1,607
	38,593	29,296

7 MAINTENANCE EXPENSES

	2010 RMB million	2009 RMB million
Repair and maintenance charges	4,985	3,903
Maintenance materials	601	543
	5,586	4,446

8 AIRCRAFT AND TRAFFIC SERVICING EXPENSES

	2010 RMB million	2009 RMB million
Landing and navigation fees	7,792	6,772
Ground service and other charges	3,176	2,397
	10,968	9,169

9 PROMOTION AND SALES EXPENSES

	2010 RMB million	2009 RMB million
Sales commissions	3,232	2,539
Ticket office expenses	1,373	1,055
Computer reservation services	446	327
Advertising and promotion	147	46
Others	357	203
	5,555	4,170

10 GENERAL AND ADMINISTRATIVE EXPENSES

	2010 RMB million	2009 RMB million
General corporate expenses	2,158	1,760
Auditors' remuneration	14	16
Other taxes and levies	94	68
	2,266	1,844

11 DEPRECIATION AND AMORTISATION

	2010 RMB million	2009 RMB million
Depreciation		
– Owned assets	5,724	4,702
– Assets acquired under finance leases	1,301	1,260
Amortisation of deferred benefits and gains	(71)	(71)
Other amortisation	107	80
	7,061	5,971

12 STAFF COSTS

	2010 RMB million	2009 RMB million
Salaries, wages and welfare	**7,713**	5,887
Retirement scheme contributions	**808**	567
Early retirement benefits (Note 43)	**29**	6
	8,550	6,460

Staff costs relating to flight operations, maintenance, aircraft and traffic servicing, promotion and sales and general and administrative expenses are also included in the respective total amounts disclosed separately in Notes 6 to 10 above.

13 OTHER NET INCOME

	2010 RMB million	2009 RMB million
Refund of CAAC infrastructure development fund	**–**	1,328
Government subsidies	**553**	541
(Loss)/gain on sale of property, plant and equipment, net		
– Aircraft and spare engines	**(8)**	14
– Other property, plant and equipment	**(1)**	17
Gain on sale of available-for-sale equity securities (Note 18(b))	**–**	78
Others	**(68)**	11
	476	1,989

Pursuant to the "Notice of refund of CAAC infrastructure development fund" jointly issued by CAAC and the Ministry of Finance of the PRC in 2009, RMB1,328 million of CAAC infrastructure development fund paid for the period from 1 July 2008 to 30 June 2009 was refunded in 2009. There was no such refund during the year.

14 INTEREST EXPENSE

	2010 RMB million	2009 RMB million
Interest on bank and other loans wholly repayable within five years	**777**	1,333
Interest on other loans	**263**	120
Finance charges on obligations under finance leases	**403**	471
Other interest expense (Note 43)	**8**	14
Less: borrowing costs capitalised	**(186)**	(441)
	1,265	1,497

The borrowing costs have been capitalised at rates ranging from 1.13% to 1.87% per annum in 2010 (2009: 1.55% to 3.30% per annum).

15 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

(a) Directors' and supervisors' emoluments

Details of directors' and supervisors' emoluments for the year ended 31 December 2010 are set out below:

Name	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Non-executive directors					
Si Xian Min (Note (i) and (vii))	–	–	–	–	–
Li Wen Xin (Note (i) and (vii))	–	–	–	–	–
Wang Quan Hua (Note (i) and (vii))	–	–	–	–	–
Executive directors					
Liu Bao Heng (Note (ii) and (vii))	–	–	–	–	–
Tan Wan Geng	–	817	150	61	1,028
Zhang Zi Fang	–	778	150	60	988
Xu Jie Bo	–	706	100	60	866
Chen Zhen You	–	706	100	59	865
Supervisors					
Pan Fu (Note (iv) and (vii))	–	–	–	–	–
Sun Xiao Yi (Note (iii) and (vii))	–	–	–	–	–
Li Jia Shi	–	708	100	58	866
Zhang Wei (Note (vii))	–	–	–	–	–
Yang Yi Hua	–	368	20	56	444
Liang Zhong Gao	–	373	20	57	450
Independent non-executive directors					
Wang Zhi (Note (iii))	–	–	–	–	–
Sui Guang Jun (Note (iii))	100	–	–	–	100
Gong Hua Zhang	100	–	–	–	100
Lam Kwong Yu	87	–	–	–	87
Wei Jin Cai (Note (iv))	–	–	–	–	–
Ning Xiang Dong (Note (iv))	–	–	–	–	–
	287	4,456	640	411	5,794

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

15 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

(a) Directors' and supervisors' emoluments (cont'd)

Details of directors' and supervisors' emoluments for the year ended 31 December 2009 are set out below:

Name	Directors' fees RMB'000	Salaries, allowances and benefits in kind RMB'000	Discretionary bonuses RMB'000	Retirement scheme contributions RMB'000	Total RMB'000
Executive directors					
Si Xian Min (Note (vii))	–	698	–	40	738
Li Wen Xin (Note (vii))	–	608	–	40	648
Wang Quan Hua (Note (vii))	–	550	–	40	590
Liu Bao Heng (Note (vii))	–	550	–	40	590
Tan Wan Geng	–	672	–	38	710
Xu Jie Bo	–	572	–	38	610
Chen Zhen You	–	572	–	38	610
Zhang Zi Fang (Note (v))	–	590	–	38	628
Supervisors					
Sun Xiao Yi (Note (vii))	–	550	–	40	590
Yang Guang Hua (Note (vi))	–	407	–	17	424
Zhang Wei (Note (vii))	–	345	–	40	385
Yang Yi Hua	–	266	–	38	304
Liang Zhong Gao	–	269	–	38	307
Li Jia Shi (Note (v))	–	118	–	19	137
Independent non-executive directors					
Wang Zhi	50	–	–	–	50
Sui Guang Jun	100	–	–	–	100
Gong Hua Zhang	100	–	–	–	100
Lam Kwong Yu	88	–	–	–	88
	338	6,767	–	504	7,609

Notes:

(i) These three directors were appointed as non-executive directors on 29 December 2010.

(ii) Resigned on 24 November 2010.

(iii) Resigned on 29 December 2010.

(iv) Appointed on 29 December 2010.

(v) Appointed on 30 June 2009.

(vi) Resigned on 30 June 2009.

(vii) These directors or supervisors do not receive any remunerations for their services in the capacity of the directors or supervisors of the Company. They also held management positions in CSAHC and their salaries were borne by CSAHC.

15 EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT (cont'd)

(b) Individuals with highest emoluments

One of the directors (2009: none), whose emoluments are reflected in the above analysis, was among the five highest paid individuals in the Group for 2010. The aggregate emoluments in respect of the four (2009: five) individuals during the year are as follows:

	2010 RMB'000	2009 RMB'000
Salaries, allowances and benefits in kind	**4,478**	4,460
Retirement scheme contributions	**243**	347
	4,721	4,807

The emoluments of the four (2009: five) individuals with the highest emoluments are within the following bands:

	2010 Number of individuals	2009 Number of individuals
HK$1,000,000 to HK$1,500,000 (RMB870,800 to RMB1,306,200 equivalent)	**2**	5
HK$1,500,000 to HK$2,000,000 (RMB1,306,200 to RMB1,741,600 equivalent)	**2**	–

16 INCOME TAX EXPENSE/(BENEFIT)

(a) Income tax expense/(benefit) in the consolidated income statement

	2010 RMB million	2009 RMB million
PRC income tax		
Provision for the year	**2,134**	90
Deferred tax (Note 28)		
Origination and reversal of temporary differences	**(92)**	327
Utilisation of unused tax losses and deductible temporary differences not recognised in prior year (Note 16(b))	**(364)**	(512)
	(456)	(185)
Income tax expense/(benefit)	**1,678**	(95)

16 INCOME TAX EXPENSE/(BENEFIT) (cont'd)

(a) Income tax expense/(benefit) in the consolidated income statement (cont'd)

In respect of majority of the Group's overseas airline activities, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for such overseas airline activities both the current and prior years.

The Corporate Income Tax Law of the PRC ("new tax law") took effect on 1 January 2008 and the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from 1 January 2008.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively.

(b) Reconciliation between actual tax expense/(benefit) and calculated tax based on accounting profit at applicable tax rates

	2010 RMB million	2009 RMB million
Profit before taxation	8,093	432
Notional tax on profit before taxation, calculated at the rates applicable to profit in the tax jurisdictions concerned (Note i)	1,974	87
Adjustments for tax effect of:		
Non-deductible expenses	112	63
Non-taxable income		
– Share of results of associates and jointly controlled entities	(42)	(76)
– Others	(2)	(20)
Recognition of taxable temporary difference on asset classified as held for sale	–	67
Unused tax losses not recognised	–	216
Utilisation of unused tax losses and deductible temporary differences not recognised in prior years (Notes 16(a) and (ii))	(364)	(512)
Difference in tax rates (Note ii)	–	81
Others	–	(1)
Actual tax expense/(benefit)	1,678	(95)

Notes:

(i) The headquarters of the Company and its branches are taxed at rates ranging from 22% to 25% (2009: 20% to 25%). The subsidiaries of the Group are taxed at rates ranging from 15% to 25% (2009: 15% to 25%).

(ii) The Company increased its retained profits under PRC Accounting Standards for Business Enterprises ("PRC GAAP") as a result of changes in accounting policies in 2003 and 2007. As at 31 December 2008, the Company recognised deferred tax liabilities of RMB498 million and an income tax payable of RMB112 million in respect of the increase in retained profits of RMB3,320 million in 2003 and RMB627 million in 2007, respectively in the financial statements prepared under IFRSs. In 2009, the Company agreed with the local tax authority that the above deferred tax liabilities and income tax payable would be settled from 2009 to 2011.

17 PROFIT/(LOSS) ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit/(loss) attributable to equity shareholders of the Company for the year ended 31 December 2010 includes a profit of RMB4,895 million (2009: a loss of RMB115 million) which has been dealt with in the financial statements of the Company.

18 OTHER COMPREHENSIVE INCOME

(a) Tax effects relating to other comprehensive income

	2010			2009		
	Before-tax amount RMB million	**Tax benefit RMB million**	**Net-of-tax amount RMB million**	Before-tax amount RMB million	Tax expense RMB million	Net-of-tax amount RMB million
Available-for-sales securities: net movement in fair value reserve	**(18)**	**3**	**(15)**	39	(9)	30

(b) Reclassification adjustments relating to components of other comprehensive income

	2010 RMB million	2009 RMB million
Available-for-sale securities:		
Changes in fair value recognised during the year	**(18)**	117
Reclassification adjustment for amount transferred to profit or loss:		
– gain on disposal (Note 13)	**–**	(78)
Net deferred tax credited/(debited) to other comprehensive income (Note 28(a))	**3**	(9)
Net movement in the fair value reserve during the year recognised in other comprehensive income	**(15)**	30

19 DIVIDENDS

The board of directors of the Company does not recommend the payment of a dividend in respect of the year ended 31 December 2010.

No dividend was paid in respect of the year ended 31 December 2009.

20 EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2010 is based on the profit attributable to equity shareholders of the Company of RMB5,795 million (2009: RMB330 million) and the weighted average of 8,314,100,000 shares in issue during the year (2009: 7,084,842,000 shares).

	2010 Million shares	2009 Million shares
Issued ordinary shares at 1 January	8,003	6,561
Effect of issuance of A shares (Note 45)	259	263
Effect of issuance of H shares (Note 45)	52	261
Weighted average number of ordinary shares at 31 December	8,314	7,085

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both the current and prior years.

21 PROPERTY, PLANT AND EQUIPMENT, NET

(a) The Group

			Aircraft				
	Investment properties RMB million	Buildings RMB million	Owned RMB million	Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost:							
At 1 January 2009	776	6,185	42,687	22,122	11,119	3,727	86,616
Additions	–	67	4,490	2,326	1,067	402	8,352
Transfer from construction in progress (Note 22)	–	356	7,603	102	150	104	8,315
Reclassification on exercise of purchase options	–	–	2,586	(2,586)	–	–	–
Reclassification to lease prepayments	(12)	–	–	–	–	–	(12)
Disposals	–	(36)	(1,209)	(37)	(480)	(109)	(1,871)
Other reclassifications	(181)	179	(77)	–	77	2	–
At 31 December 2009	583	6,751	56,080	21,927	11,933	4,126	101,400
At 1 January 2010	583	6,751	56,080	21,927	11,933	4,126	101,400
Additions	–	18	4,921	3,552	1,368	405	10,264
Transfer from construction in progress (Note 22)	–	700	12,665	–	359	41	13,765
Disposals	–	(81)	(1,294)	(11)	(202)	(246)	(1,834)
Other reclassifications	28	(28)	(41)	–	41	–	–
At 31 December 2010	611	7,360	72,331	25,468	13,499	4,326	123,595

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(a) The Group (cont'd)

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2009	136	1,193	18,606	4,069	6,924	2,451	33,379
Depreciation charge for the year	19	234	3,260	1,260	844	345	5,962
Reclassification on exercise of purchase options	–	–	1,354	(1,354)	–	–	–
Reclassification to lease prepayments	(1)	–	–	–	–	–	(1)
Disposals	–	(11)	(970)	(37)	(428)	(93)	(1,539)
Other reclassifications	(32)	31	(66)	–	66	1	–
Impairment losses for the year (Note (i))	–	–	–	–	26	–	26
Impairment losses written off on disposal	–	–	(97)	–	(3)	–	(100)
At 31 December 2009	122	1,447	22,087	3,938	7,429	2,704	37,727
At 1 January 2010	**122**	**1,447**	**22,087**	**3,938**	**7,429**	**2,704**	**37,727**
Depreciation charge for the year	**18**	**248**	**4,226**	**1,301**	**872**	**360**	**7,025**
Disposals	**–**	**(28)**	**(967)**	**(11)**	**(186)**	**(233)**	**(1,425)**
Other reclassifications	**(2)**	**2**	**(35)**	**–**	**35**	**–**	**–**
Impairment losses for the year (Note (i))	**–**	**–**	**189**	**–**	**22**	**1**	**212**
Impairment losses written off on disposal	**–**	**–**	**(156)**	**–**	**(2)**	**–**	**(158)**
At 31 December 2010	**138**	**1,669**	**25,344**	**5,228**	**8,170**	**2,832**	**43,381**
Net book value:							
At 31 December 2010	**473**	**5,691**	**46,987**	**20,240**	**5,329**	**1,494**	**80,214**
At 31 December 2009	461	5,304	33,993	17,989	4,504	1,422	63,673

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(b) The Company

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Cost							
At 1 January 2009	264	3,952	33,190	20,885	9,996	2,768	71,055
Additions	–	26	4,300	2,326	928	257	7,837
Transfer from construction in progress (Note 22)	–	322	6,007	102	–	12	6,443
Reclassification on exercise of purchase options	–	–	2,586	(2,586)	–	–	–
Reclassification to lease prepayments	(4)	–	–	–	–	–	(4)
Disposals	–	(30)	(1,027)	(37)	(181)	(79)	(1,354)
Other reclassifications	(42)	42	(77)	–	77	–	–
At 31 December 2009	218	4,312	44,979	20,690	10,820	2,958	83,977
At 1 January 2010	218	4,312	44,979	20,690	10,820	2,958	83,977
Additions	–	11	4,866	3,552	1,212	297	9,938
Transfer from construction in progress (Note 22)	–	621	9,231	–	297	35	10,184
Disposals	–	(18)	(1,240)	(11)	(87)	(176)	(1,532)
Other reclassifications	27	(27)	(41)	–	41	–	–
At 31 December 2010	245	4,899	57,795	24,231	12,283	3,114	102,567

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(b) The Company (cont'd)

	Investment properties RMB million	Buildings RMB million	Aircraft: Owned RMB million	Aircraft: Acquired under finance leases RMB million	Other flight equipment, including rotables RMB million	Machinery, equipment and vehicles RMB million	Total RMB million
Accumulated depreciation and impairment losses:							
At 1 January 2009	77	664	15,495	3,949	6,183	1,807	28,175
Depreciation charge for the year	10	161	2,575	1,172	743	254	4,915
Reclassification on exercise of purchase options	–	–	1,354	(1,354)	–	–	–
Reclassification to lease prepayments	(1)	–	–	–	–	–	(1)
Disposals	–	(9)	(788)	(37)	(146)	(70)	(1,050)
Other reclassifications	(12)	12	(66)	–	66	–	–
Impairment losses for the year (Note (i))	–	–	–	–	26	–	26
Impairment losses written off on disposal	–	–	(97)	–	(3)	–	(100)
At 31 December 2009	74	828	18,473	3,730	6,869	1,991	31,965
At 1 January 2010	**74**	**828**	**18,473**	**3,730**	**6,869**	**1,991**	**31,965**
Depreciation charge for the year	**8**	**173**	**3,352**	**1,216**	**767**	**259**	**5,775**
Disposals	–	**(8)**	**(913)**	**(11)**	**(76)**	**(173)**	**(1,181)**
Other reclassifications	**(2)**	**2**	**(35)**	–	**35**	–	–
Impairment losses for the year (Note (i))	–	–	**80**	–	**22**	–	**102**
Impairment losses written off on disposal	–	–	**(156)**	–	**(2)**	–	**(158)**
At 31 December 2010	**80**	**995**	**20,801**	**4,935**	**7,615**	**2,077**	**36,503**
Net book value:							
At 31 December 2010	**165**	**3,904**	**36,994**	**19,296**	**4,668**	**1,037**	**66,064**
At 31 December 2009	144	3,484	26,506	16,960	3,951	967	52,012

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(c) Most of the Group's buildings are located in the PRC. The Group was formally granted the rights to use the thirty-two parcels of land in Guangzhou, Shenzhen, Zhuhai, Beihai, Changsha, Shantou, Haikou, Zhengzhou, Jilin, Guiyang and Wuhan, etc. by the relevant PRC authorities for periods of 30 to 70 years, which expire between 2020 and 2073. For other land in the PRC on which the Group's buildings are erected, the Group was formally granted the rights to use such land for periods of one to three years pursuant to various lease agreements between the Company and CSAHC. In this connection, rental payments in respect of land use rights totaling RMB22 million were paid to CSAHC during 2010 (2009: RMB22 million) in respect of these leases.

(d) As at 31 December 2010, certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB46,194 million and RMB38,096 million, respectively (2009: RMB34,384 million and RMB29,022 million, respectively) were mortgaged under certain loan and lease agreements (Notes 35 and 36).

(e) The Group leased out investment properties and certain flight training facilities under operating leases. The leases typically run for an initial period of one to fourteen years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals. In this connection, rental income totalling RMB74 million (2009: RMB62 million) was received by the Group during the year in respect of the leases.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	2010	2009
	RMB million	RMB million
Within 1 year	**76**	56
After 1 year but within 5 years	**97**	182
After 5 years	**1**	111
	174	349

As at 31 December 2010, the net book value of the aircraft and flight training facilities leased out by the Group and the Company under operating leases amounted to RMB43 million and RMB735 million, respectively (2009: RMB52 million and RMB801 million, respectively).

(f) The investment properties are located in the PRC, where comparable market transactions are infrequent. In the absence of the current or recent prices in an active market and alternative reliable estimates of fair value (for example, discounted cash flow projection) are not available, the Group could not reliably determine the fair value of the investment properties.

(Expressed in Renminbi)

21 PROPERTY, PLANT AND EQUIPMENT, NET (cont'd)

(g) The Company entered into two separate arrangements (the "Arrangements") with certain independent third parties during each of 2002 and 2003. Under each of the Arrangements, the Company sold an aircraft and then immediately leased back the aircraft for an agreed period. The Company has an option to purchase the aircraft at a pre-determined date. In the event that the lease agreement is early terminated by the Company, the Company is liable to pay a pre-determined penalty to the lessor. Provided that the Company complies with the lease agreements, the Company is entitled to the continued possession and operation of the aircraft. Since the Company retains substantially all risks and rewards incidental to ownership of the aircraft and enjoys substantially the same rights to their use as before the Arrangements, no adjustment has been made to the property, plant and equipment.

(h) As at 31 December 2010 and up to the date of approval of these financial statements, the Group is in the process of applying for the land use right certificates and property title certificates in respect of the properties located in Guangzhou (including Guangzhou Baiyun International Airport), Xiamen, Heilongjiang, Hainan, Jilin, Dalian, Hunan, Xinjiang, Henan, Shenzhen, Beijing, Shanghai, Sanya, Zhuhai and Shenyang, in which the Group has interests and for which such certificates have not been granted. As at 31 December 2010, the carrying value of such properties of the Group and the Company amounted to RMB3,271 million and RMB2,284 million, respectively (2009: RMB2,638 million and RMB1,696 million, respectively). The directors of the Company are of the opinion that the use of and the conduct of operating activities at the properties referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates.

(i) In 2009, in view of the age of the Group's fleet of ATR72 aircraft, the Group determined to dispose of these aircraft and commenced its process of seeking buyers for these aircraft. As a result, the Group assessed the recoverable amounts of these aircraft and related fleet assets. The carrying amount of the related fleet assets was written down by RMB26 million. The estimates of recoverable amounts were based on the assets' fair value less costs to sell, determined by reference to the recent observable market prices for the aircraft and related fleet assets.

During the year, in view of the age of 4 Boeing 757-200 aircraft in Xiamen Airlines Company Limited ("Xiamen Airlines")'s fleet of Boeing 757-200 aircraft, Xiamen Airlines determined to dispose of these aircraft and commenced its process of seeking buyers for these aircraft. As a result, Xiamen Airlines assessed the recoverable amounts of these aircraft and the carrying amount of these aircraft was written down by RMB109 million. The estimates of recoverable amounts were based on the assets' fair value less cost to sell, determined by reference to the recent observable market prices for the aircraft fleet and related fleet assets.

In prior years, the Group determined to dispose of the Group's fleet of Boeing 777-200A, MD90 and ATR72 aircraft and these aircraft and related assets' carrying amounts were written down to their recoverable amounts. The recoverable amounts of these aircraft and related assets as at 31 December 2010 were reviewed by the Group and the carrying amounts of the aircraft and related assets were further written down by RMB102 million. The estimates of recoverable amounts were based on the assets' fair value less costs to sell, determined by reference to the recent observable market prices for the aircraft fleet and related fleet assets.

22 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**18,059**	17,321	**15,460**	14,987
Additions	**6,068**	9,070	**3,568**	6,927
Transferred to property, plant and equipment (Note 21)	**(13,765)**	(8,315)	**(10,184)**	(6,443)
Transferred to lease prepayments and other assets upon completion of development	**(293)**	(17)	**(238)**	(11)
At 31 December	**10,069**	18,059	**8,606**	15,460

The construction in progress as at 31 December 2010 mainly related to advance payments for acquisition of aircraft and flight equipment and progress payments for other construction projects at the Fuzhou Linpu base, Xiamen Yuan Quan pilot apartment, Dalian and Fuzhou airports and Shenyang aircraft maintenance warehouse.

As at 31 December 2010, advance payments for acquisition of aircraft of the Group and the Company of approximately RMB2,869 million and RMB2,869 million, respectively (2009: RMB7,601 million and RMB7,435 million, respectively) were mortgaged under certain loan agreements (Note 35).

23 INTEREST IN SUBSIDIARIES

	The Company	
	2010	2009
	RMB million	RMB million
Unlisted shares/capital contributions, at cost	**2,174**	2,183
Less: Impairment loss	**(43)**	(43)
	2,131	2,140

During the year, the management assessed the recoverable amounts of the loss-making subsidiaries and determined that the carrying amounts of the investments in these subsidiaries exceeded their recoverable amounts by approximately RMB43 million (2009: RMB43 million). Accordingly, a provision for impairment loss of RMB43 million was recorded on 31 December 2010 (2009: RMB43 million).

23 INTEREST IN SUBSIDIARIES (cont'd)

Details of the Group's principal subsidiaries are set out in Note 58. Major changes in investment in subsidiaries during the year are summarised below:

- During the year, a third party company injected certain capital to China Southern West Australian Flying College Pty Ltd. ("Flying College"). This diluted the Company's interest in Flying College from 91% to 48.12%. Flying College became a jointly controlled entity of the Company since then.

  The retained non-controlling equity interest in Flying College is remeasured to its fair value at the date when control was lost and a gain on deemed disposal of a subsidiary of RMB17 million is recorded during the year.

- During the year, the Company set up a wholly-owned subsidiary, namely Guangdong China Southern Airlines Tian He Information Technology Co., Ltd. ("THITC"), with a paid in capital of RMB20 million.

  THITC's principal activities are the provision of information technology services and it has not yet commence business as at 31 December 2010.

24 INTEREST IN ASSOCIATES

	The Group	
	2010	2009
	RMB million	RMB million
Share of net assets	**309**	257

	The Company	
	2010	2009
	RMB million	RMB million
Unlisted capital contributions, at cost	**435**	439
Less: impairment losses	**(289)**	(296)
	146	143

In the Company's balance sheet, a provision for impairment losses of RMB289 million (2009: RMB296 million) was recorded on 31 December 2010 in respect of investments in certain associates in which their carrying amounts were determined to be not fully recoverable.

During the year, CSAHC injected capital of RMB39 million to Southern Airlines Culture and Media Co., Ltd. ("SACM"), which diluted the Company's equity interests in SACM from 50% to 40%.

24 INTEREST IN ASSOCIATES (cont'd)

The details of the Group's principal associates are set out in Note 59, all of which are unlisted corporate entities.

Summary of financial information on associates:

	100 Percent		Group's effective interest	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Non-current assets	**13,026**	11,190	**4,909**	4,210
Current assets	**4,802**	3,597	**1,275**	986
Non-current liabilities	**(6,975)**	(7,347)	**(2,718)**	(2,861)
Current liabilities	**(9,993)**	(6,837)	**(3,286)**	(2,229)
Net assets	**860**	603	**180**	106
Net liabilities not shared by the Group			**129**	151
			309	257
Revenue	**9,924**	7,123	**3,843**	2,750
Expenses	**(9,706)**	(7,009)	**(3,765)**	(2,715)
Profit for the year	**218**	114	**78**	35
Net (profit)/loss not shared by the Group			**(22)**	34
The Group's share of associates' results			**56**	69

During the year, an associate of the Group was in a net liability position. The Group only shared its accumulated losses up to the Group's investment cost in the associate.

25 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2010	2009
	RMB million	RMB million
Share of net assets	**863**	728

	The Company	
	2010	2009
	RMB million	RMB million
Unlisted capital contributions, at cost	**483**	450

The details of the Group's principal jointly controlled entities are set out in Note 59, all of which are unlisted corporate entities. During the year, the Company's equity interests in Flying College with a carrying amount of RMB33 million was reclassified as interest in jointly controlled entity (Note 23).

Summary of financial information on jointly controlled entities:

	Group's effective interest	
	2010	2009
	RMB million	RMB million
Non-current assets	**806**	812
Current assets	**691**	547
Non-current liabilities	**(207)**	(231)
Current liabilities	**(427)**	(400)
Net assets	**863**	728
Revenue	**943**	1,973
Expenses	**(831)**	(1,759)
Profit for the year	**112**	214

26 OTHER INVESTMENTS IN EQUITY SECURITIES

	The Group		The Company	
	2010	2009	2010	2009
	RMB million	RMB million	RMB million	RMB million
Unlisted equity securities, at cost	166	166	100	100

Dividend income from unlisted securities of the Group amounted to RMB11 million during the year ended 31 December 2010 (2009: RMB10 million).

27 AVAILABLE-FOR-SALE EQUITY SECURITIES

	The Group		The Company	
	2010	2009	2010	2009
	RMB million	RMB million	RMB million	RMB million
Available-for-sale equity securities				
– Listed in the PRC	80	93	33	23
Market value of listed securities	80	93	33	23

Dividend income from listed securities of the Group amounted to RMB2 million during the year ended 31 December 2010 (2009: RMB2 million).

28 DEFERRED TAX ASSETS/(LIABILITIES)

(a) Movements of net deferred tax assets/(liabilities) are as follows:

	The Group		The Company	
	2010	2009	2010	2009
	RMB million	RMB million	RMB million	RMB million
At 1 January	(374)	(594)	502	123
Credited to profit or loss (Note 16(a))	456	185	446	336
Credited/(charged) to other comprehensive income (Note 18(b))	3	(9)	(2)	(1)
Transferred to income tax payable	–	44	–	44
At 31 December	85	(374)	946	502

28 DEFERRED TAX ASSETS/(LIABILITIES) (cont'd)

(b) The components of deferred tax assets/(liabilities) recognised are analysed as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Deferred tax assets:				
Accrued expenses	**802**	490	**654**	370
Deferred revenue	**334**	118	**305**	118
Provision for impairment losses	**127**	109	**93**	91
Others	**61**	52	**52**	42
Total deferred tax assets	**1,324**	769	**1,104**	621
Deferred tax liabilities:				
Accrued expenses	**(390)**	(334)	**–**	–
Depreciation allowances in excess of the related depreciation	**(781)**	(672)	**(109)**	(62)
Change in fair value of available-for-sale equity securities	**(14)**	(17)	**(6)**	(4)
Asset classified as held for sale	**–**	(67)	**–**	–
Others	**(54)**	(53)	**(43)**	(53)
Total deferred tax liabilities	**(1,239)**	(1,143)	**(158)**	(119)
Net deferred tax assets/(liabilities)	**85**	(374)	**946**	502

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Net deferred tax asset recognised on the balance sheet	**997**	479	**946**	502
Net deferred tax liability recognised on the balance sheet	**(912)**	(853)	**–**	–
	85	(374)	**946**	502

28 DEFERRED TAX ASSETS/(LIABILITIES) (cont'd)

(c) Deferred tax assets not recognised

At 31 December 2010, deferred tax assets were not recognised in relation to certain unused tax losses and other deductible temporary differences. The unrecognised unused tax losses and deductible temporary differences are analysed as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Tax losses	**574**	1,720	**–**	823
Other deductible temporary differences:				
– Accrued expenses	**168**	499	**150**	475
– Provision for impairment losses	**1,861**	1,916	**1,861**	1,916
	2,029	2,415	**2,011**	2,391
	2,603	4,135	**2,011**	3,214

At 31 December 2010, the Group's and the Company's deductible temporary differences amounting to RMB2,029 million (2009: RMB2,415 million) and RMB2,011 million (2009: RMB2,391 million) respectively have not been recognised as deferred tax assets as it was determined by management that it is not probable that future taxable profits will be available for these deductible temporary differences to reverse in the foreseeable future.

Tax losses in the PRC are available for carry forward to set off future assessable income for a maximum period of five years. The Group's and the Company's unused tax losses of RMB574 million (2009: RMB1,720 million) and nil (2009: RMB823 million) respectively have not been recognised as deferred tax assets, as it was determined by management that it is not probable that future taxable profits against which the losses can be utilised will be available before they expire. The expiry dates of unrecognised unused tax losses are analysed as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Expiring in:				
2011	**23**	309	**–**	–
2012	**13**	92	**–**	–
2013	**370**	373	**–**	73
2014	**168**	946	**–**	750
	574	1,720	**–**	823

29 OTHER ASSETS

Other assets of the Group and the Company mainly include lump sum housing benefits (Note 48(b)(ii)), computer software used for airline operation and prepayment for exclusive use right of an airport terminal.

Movements of lump sum housing benefits, computer software and prepayment for exclusive use right of an airport terminal are as follows:

	The Group and the Company		
	Lump sum housing benefits	Computer software	Prepayment for exclusive use right of an airport terminal
	RMB million	RMB million	RMB million
At 1 January 2009	93	109	150
Additions	–	32	150
Amortisation for the year	(26)	(45)	–
At 31 December 2009	67	96	300
At 1 January 2010	**67**	**96**	**300**
Additions	**–**	**6**	**–**
Transferred from construction in progress (Note 22)	**–**	**39**	**–**
Amortisation for the year	**(26)**	**(48)**	**(10)**
At 31 December 2010	**41**	**93**	**290**

30 INVENTORIES

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Expendable spare parts and maintenance materials	**1,219**	1,112	**989**	924
Other supplies	**136**	144	**74**	79
	1,355	1,256	**1,063**	1,003

30 INVENTORIES (cont'd)

The analysis of the amount of inventories recognised as an expense and included in profit or loss is as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Consumption	**1,040**	887	**838**	755
Write-down of inventories	**8**	30	**8**	28
	1,048	917	**846**	783

Inventories have been written down as a result of fleet adjustments during the current and prior year.

31 TRADE RECEIVABLES

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Trade receivables	**2,022**	1,389	**1,723**	1,152
Allowance for doubtful debts	**(30)**	(30)	**(27)**	(27)
	1,992	1,359	**1,696**	1,125

(a) Ageing analysis

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**1,829**	1,191	**1,614**	1,002
More than 1 month but less than 3 months	**134**	147	**78**	115
More than 3 months but less than 12 months	**29**	21	**4**	8
	1,992	1,359	**1,696**	1,125

All of the trade receivables are expected to be recovered within one year.

31 TRADE RECEIVABLES (cont'd)

(b) Impairment of trade receivables

Impairment loss in respect of trade receivables is recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly.

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**30**	31	**27**	27
Impairment loss recognised	**–**	14	**–**	13
Impairment loss written back	**–**	(13)	**–**	(11)
Uncollectible amounts written off	**–**	(2)	**–**	(2)
At 31 December	**30**	30	**27**	27

(c) Trade receivables that are not impaired

The ageing analysis of trade receivables that is neither individually nor collectively considered to be impaired is as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Neither past due nor impaired	**1,963**	1,338	**1,692**	1,117

Trade receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

32 CASH AND CASH EQUIVALENTS

(a) Cash and cash equivalents comprise:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Deposits with banks	**7,445**	1,116	**4,807**	401
Cash at bank and in hand	**2,959**	3,227	**2,529**	2,783
Cash and cash equivalents in the balance sheet	**10,404**	4,343	**7,336**	3,184

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

32 CASH AND CASH EQUIVALENTS (cont'd)

(a) Cash and cash equivalents comprise: (cont'd)

Southern Airlines Group Finance Company Limited ("SA Finance") is a PRC authorised financial institution controlled by CSAHC and is an associate of the Group. In accordance with the financial agreement dated 22 May 1997, as revised subsequently on 31 December 2004 and 15 November 2007 between the Company and SA Finance, all of the Group's deposits accepted by SA Finance would be simultaneously placed with several designated major PRC banks by SA Finance. As at 31 December 2010, the Group's and the Company's deposits with SA Finance amounted to RMB1,111 million and RMB998 million, respectively (2009: RMB862 million and RMB765 million, respectively) (Note 47(d)).

(b) Reconciliation of profit before taxation to cash generated from operations:

	Note	2010 RMB million	2009 RMB million
Profit before taxation		8,093	432
Depreciation of property, plant and equipment	21(a)	7,025	5,962
Other amortisation	11	107	80
Amortisation of deferred benefits and gains	11	(71)	(71)
Impairment losses on property, plant and equipment	21(i)	212	26
Share of associates' results	24	(56)	(69)
Share of jointly controlled entities' results	25	(112)	(214)
Loss/(gain) on sale of property, plant and equipment, net	13	9	(31)
Gain on sale of available-for-sale equity securities	13	–	(78)
Gain on sale of a jointly controlled entity	33	(1,078)	–
Gain on deemed disposal of equity interest in a subsidiary	23	(17)	–
Interest income		(93)	(68)
Interest expense	14	1,265	1,497
Loss/(gain) on derivative financial instruments, net		30	(45)
Dividend income from other investments in equity securities		(13)	(14)
Unrealised exchange gain, net		(1,673)	(70)
Increase in inventories		(107)	(27)
Increase in trade receivables		(647)	(42)
Decrease/(increase) in other receivables		14	(15)
Decrease/(increase) in prepaid expenses and other current assets		130	(91)
Increase/(decrease) in net amounts due to related companies		74	(48)
(Decrease)/increase in trade and bills payable		(3,109)	3,639
Increase/(decrease) in sales in advance of carriage		1,408	(48)
Increase/(decrease) in accrued expenses		1,199	(49)
(Decrease)/increase in other liabilities		(200)	353
Increase in deferred revenue		438	204
Increase in provision for major overhauls		220	8
Decrease in provision for early retirement benefits		(30)	(31)
Increase in deferred benefits and gains		6	42
Cash generated from operations		13,024	11,232

33 ASSET CLASSIFIED AS HELD FOR SALE

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Share of net assets	**–**	529	**–**	–
Unlisted capital contributions, at cost	**–**	–	**–**	261

In 2009, the Company entered into an agreement with CSAHC to dispose of its entire equity interest in MTU Maintenance Zhuhai Co., Ltd. ("MTU") with carrying amount of RMB529 million to CSAHC. As at 31 December 2009, the investment in MTU was classified as asset held for sale. The sale was completed in February 2010 and the Company recorded a gain of RMB1,078 million in 2010.

34 FINANCIAL LIABILITIES

	The Group and the Company	
	2010	2009
	RMB million	RMB million
Foreign exchange forward option contracts	**13**	44

Further disclosure of the financial derivative instruments are set out in Notes 51(c) and (f).

35 BANK AND OTHER LOANS

(a) At 31 December 2010, bank and other loans were repayable as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Within 1 year or on demand	**9,324**	17,452	**8,429**	15,862
After 1 year but within 2 years	**10,533**	8,223	**9,179**	7,407
After 2 years but within 5 years	**11,432**	12,038	**9,443**	10,519
After 5 years	**9,911**	7,614	**7,629**	6,570
	31,876	27,875	**26,251**	24,496
	41,200	45,327	**34,680**	40,358

35 BANK AND OTHER LOANS (cont'd)

(b) At 31 December 2010, bank and other loans are analysed as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Short-term bank loans	**3,568**	11,012	**3,560**	9,958
Long-term bank and other loans due within one year (classified as current liabilities)	**5,756**	6,440	**4,869**	5,904
	9,324	17,452	**8,429**	15,862
Long-term bank and other loans due after one year (classified as non-current liabilities)	**31,876**	27,875	**26,251**	24,496
	41,200	45,327	**34,680**	40,358
Representing:				
Bank loans	**41,197**	45,324	**34,680**	40,358
Other loans	**3**	3	**–**	–
	41,200	45,327	**34,680**	40,358

(c) As at 31 December 2010, the Group's and the Company's weighted average interest rates on short-term borrowings were 1.78% and 1.78% per annum, respectively (2009: 1.18% and 1.20% per annum, respectively).

35 BANK AND OTHER LOANS (cont'd)

(d) Details of bank and other loans with original maturity over one year are as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Renminbi denominated loans				
Non-interest bearing loan from a municipal government authority	**3**	3	**–**	–
Floating interest rate 90% of benchmark interest rate (stipulated by PBOC) as at 31 December 2010, with maturities through 2013	**832**	5,660	**–**	4,800
United States Dollars denominated loans				
Fixed interest rates ranging from 3.00% to 7.20% per annum as at 31 December 2010, with maturities through 2017	**1,347**	772	**572**	686
Floating interest rates ranging from 1-month LIBOR + 0.50% to 2.20% per annum as at 31 December 2010, with maturities through 2020	**4,677**	4,681	**4,676**	4,681
Floating interest rates ranging from 3-month LIBOR + 0.50% to 2.20% per annum as at 31 December 2010, with maturities through 2020	**21,376**	13,937	**20,671**	13,572
Floating interest rates ranging from 6-month LIBOR + 0.30% to 3.15% per annum as at 31 December 2010, with maturities through 2020	**9,397**	9,262	**5,201**	6,661
	37,632	34,315	**31,120**	30,400
Less: loans due within one year classified as current liabilities	**(5,756)**	(6,440)	**(4,869)**	(5,904)
	31,876	27,875	**26,251**	24,496

35 BANK AND OTHER LOANS (cont'd)

(e) The remaining contractual maturities at the end of the reporting period of the Group's and the Company's bank and other loans, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates, or if floating, based on rates current at the end of the reporting period) and the earliest date the Group and the Company can be required to pay, are as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Contractual undiscounted cash flows				
Within 1 year	**9,974**	18,141	**8,927**	16,467
After 1 year but within 2 years	**10,997**	8,640	**9,521**	7,772
After 2 years but within 5 years	**12,201**	12,461	**9,984**	10,884
After 5 years	**10,294**	7,866	**7,882**	6,796
	43,466	47,108	**36,314**	41,919
Balance sheet carrying amounts	**41,200**	45,327	**34,680**	40,358

(f) As at 31 December 2010, bank and other loans of the Group and the Company totalling RMB22,060 million and RMB16,718 million, respectively (2009: RMB17,677 million and RMB14,834 million, respectively) were secured by mortgages over certain of the Group's and the Company's aircraft and advance payments for aircraft with aggregate carrying amount of RMB28,823 million and RMB21,669 million, respectively (2009: RMB23,996 million and RMB19,497 million, respectively).

(g) **As at 31 December 2010, certain bank and other loans were guaranteed by the following parties:**

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Guarantors				
Export-Import Bank of the United States	**21**	149	**21**	63
CSAHC (Note 47(e))	**364**	512	**364**	512
	385	661	**385**	575

(h) As at 31 December 2010, loans to the Group and the Company from SA Finance amounted to RMB520 million and nil, respectively (2009: RMB819 million and RMB429 million, respectively) (Note 47(d)).

(i) The Group has significant bank and other loans balances as well as obligations under finance leases (Note 36) which are denominated in US dollars as at 31 December 2010. The net exchange gain of RMB1,746 million (2009: RMB93 million) recorded by the Group was mainly attributable to the exchange gain arising from retranslation and settlement of bank and other loans balances and finance lease obligations denominated in US dollars. The foreign currency risk is further discussed in Note 51(c).

(j) As at 31 December 2010, a long-term loan of RMB10 million (2009: RMB10 million) was granted by SA Finance to a subsidiary of the Company. The loan was secured by the trade receivables of the subsidiary due from the Company during the loan period. As at 31 December 2010, the balance of the trade receivables of the subsidiary due from the Company amounted to RMB28 million (2009: RMB21 million).

36 OBLIGATIONS UNDER FINANCE LEASES

The Group and the Company have commitments under finance lease agreements in respect of aircraft and related equipment. The majority of these leases have terms of 10 to 12 years expiring during the years 2011 to 2022. As at 31 December 2010, future payments under these finance leases are as follows:

	The Group					
	2010			2009		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	1,654	2,015	361	1,431	1,972	541
After 1 year but within 2 years	1,601	1,916	315	1,495	1,970	475
After 2 years but within 5 years	5,043	5,701	658	4,240	5,274	1,034
After 5 years	6,132	6,289	157	6,152	6,596	444
	14,430	15,921	1,491	13,318	15,812	2,494
Less: balance due within one year classified as current liabilities	(1,654)			(1,431)		
	12,776			11,887		

	The Company					
	2010			2009		
	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million	Present value of the minimum lease payments RMB million	Total minimum lease payments RMB million	Interest RMB million
Within 1 year	1,608	1,924	316	1,386	1,878	492
After 1 year but within 2 years	1,553	1,825	272	1,449	1,877	428
After 2 years but within 5 years	4,886	5,429	543	4,085	4,994	909
After 5 years	5,438	5,534	96	5,379	5,721	342
	13,485	14,712	1,227	12,299	14,470	2,171
Less: balance due within one year classified as current liabilities	(1,608)			(1,386)		
	11,877			10,913		

36 OBLIGATIONS UNDER FINANCE LEASES (cont'd)

Details of obligations under finance leases are as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
United States Dollars denominated obligations				
Fixed interest rates ranging from 4.24% to 6.01% per annum as at 31 December 2010	**6,067**	7,035	**5,122**	6,016
Floating interest rates ranging from 3 month LIBOR + 0.55% to 3% per annum as at 31 December 2010	**4,796**	2,172	**4,796**	2,172
Floating interest rates ranging from 6 month LIBOR + 0.03% to 1.05% per annum as at 31 December 2010	**3,567**	4,111	**3,567**	4,111
	14,430	13,318	**13,485**	12,299

Certain lease financing arrangements comprised finance leases between the Company and certain of its subsidiaries, and corresponding borrowings between such subsidiaries and certain banks. The Company has guaranteed the subsidiaries' obligations under the bank borrowing arrangements and accordingly, the relevant leased assets and obligations are recorded in the Company's balance sheet as owned assets and bank loans, respectively, to reflect the substance of these transactions.

Under the terms of the leases, the Group has an option to purchase, at or near the end of the lease term, certain aircraft and related equipment at either fair market value or a percentage of the respective lessor's defined cost.

Security, including charges over the assets concerned and relevant insurance policies, is provided to the lessors. As at 31 December 2010, certain of the Group's and the Company's aircraft with carrying amounts of RMB20,240 million and RMB19,296 million (2009: RMB17,989 million and RMB16,960 million) were mortgaged to secure finance lease obligations totalling RMB14,430 million and RMB13,485 million, respectively (2009: RMB13,318 million and RMB12,299 million, respectively).

37 TRADE AND BILLS PAYABLE

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Bills payable	**104**	3,207	**–**	3,191
Trade payables	**1,773**	1,785	**1,259**	1,386
	1,877	4,992	**1,259**	4,577

The following is the ageing analysis of trade and bills payable:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Within 1 month	**1,261**	1,873	**893**	1,649
More than 1 month but less than 3 months	**337**	1,545	**197**	1,404
More than 3 months but less than 6 months	**240**	1,566	**165**	1,524
More than 6 months but less than 1 year	**12**	8	**–**	–
More than 1 year	**27**	–	**4**	–
	1,877	4,992	**1,259**	4,577

38 DEFERRED REVENUE

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Current portion	**524**	316	**471**	276
Non-current portion	**824**	594	**752**	541
	1,348	910	**1,223**	817

Deferred revenue represents the unredeemed frequent flyer revenue.

39 AMOUNTS DUE FROM/TO SUBSIDIARIES AND OTHER RELATED COMPANIES

(a) Amounts due from subsidiaries and other related companies

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
CSAHC and its affiliates (Note 47(c))	**12**	6	**12**	6
An associate (Note 47(c))	**16**	14	**13**	13
Jointly controlled entities (Note 47(c))	**110**	31	**110**	31
Subsidiaries	**–**	–	**37**	19
	138	51	**172**	69

The amounts due from subsidiaries and other related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be recovered within one year.

(b) Amounts due to subsidiaries and other related companies

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
CSAHC and its affiliates (Note 47(c))	**139**	43	**138**	43
An associate (Note 47(c))	**27**	–	**27**	–
Jointly controlled entities (Note 47(c))	**80**	51	**79**	47
Subsidiaries	**–**	–	**1,138**	825
	246	94	**1,382**	915

The amounts due to subsidiaries and related companies are unsecured, interest free and have no fixed terms of repayment. They are expected to be settled within one year.

40 ACCRUED EXPENSES

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Jet fuel costs	**1,727**	1,368	**1,385**	992
Air catering expenses	**150**	115	**263**	199
Salaries and welfare	**1,970**	1,545	**1,566**	1,249
Repairs and maintenance	**1,959**	1,827	**1,702**	1,542
Provision for major overhauls (Note 42)	**223**	503	**173**	388
Provision for early retirement benefits (Note 43)	**52**	57	**51**	55
Landing and navigation fees	**2,295**	1,899	**1,462**	1,161
Computer reservation services	**545**	518	**413**	399
Interest expense	**123**	146	**104**	123
Others	**286**	175	**269**	174
	9,330	8,153	**7,388**	6,282

41 OTHER LIABILITIES

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
CAAC Infrastructure Development Fund, airport construction surcharge and airport tax payable	**760**	1,052	**669**	974
Construction cost payable	**714**	154	**682**	134
Advance payments on chartered flights	**73**	71	**72**	68
Sales agent deposits	**282**	224	**241**	183
Other taxes payable	**493**	611	**335**	483
Others	**1,446**	1,264	**1,260**	1,065
	3,768	3,376	**3,259**	2,907

42 PROVISION FOR MAJOR OVERHAULS

Details of provision for major overhauls in respect of aircraft held under operating leases are as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**1,456**	1,354	**1,117**	1,072
Provision for the year	**462**	398	**386**	307
Provision utilised during the year	**(522)**	(296)	**(417)**	(262)
At 31 December	**1,396**	1,456	**1,086**	1,117
Less: current portion included in accrued expenses (Note 40)	**(223)**	(503)	**(173)**	(388)
	1,173	953	**913**	729

43 PROVISION FOR EARLY RETIREMENT BENEFITS

Details of provision for early retirement benefits in respect of obligations to early retired employees are as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
At 1 January	**205**	247	**199**	238
Provision for the year (Note 12)	**29**	6	**29**	6
Financial cost (Note 14)	**8**	14	**8**	13
Payments made during the year	**(75)**	(80)	**(73)**	(76)
Effect of changes in discount rate	**3**	18	**3**	18
At 31 December	**170**	205	**166**	199
Less: current portion included in accrued expenses (Note 40)	**(52)**	(57)	**(51)**	(55)
	118	148	**115**	144

The Group has implemented an early retirement plan for certain employees. The benefits of the early retirement plan are calculated based on factors including the remaining number of years of services from the date of early retirement to the normal retirement date and the salary amount on the date of early retirement of the employees. The present value of the future cash flows expected to be required to settle the obligations is recognised as provision for early retirement benefits.

44 DEFERRED BENEFITS AND GAINS

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Leases rebates (Note (i))	**723**	801	**723**	801
Gains on sale and leaseback (Note (ii))	**197**	222	**197**	222
Others	**95**	57	**48**	39
	1,015	1,080	**968**	1,062

Notes:

(i) The Company was granted certain cash rebates by the lessors under certain lease arrangements when it fulfilled certain requirements. The rebates were deferred and amortised using the straight line method over the residual lease terms.

(ii) The Company entered into sale and leaseback transactions which result in operating leases with certain third parties. The gains were deferred and amortised over the lease terms of these aircraft.

45 SHARE CAPITAL AND CAPITAL MANAGEMENT

(a) Share capital

	The Group and the Company	
	2010	2009
	RMB million	RMB million
Registered, issued and paid up capital:		
845,050,000 domestic state-owned shares with selling restrictions of RMB1.00 each (2009: 4,021,150,000 shares of RMB1.00 each)	**845**	4,021
3,300,000,000 domestic state-owned shares of RMB1.00 each (2009: nil)	**3,300**	–
1,377,600,000 A shares with selling restrictions of RMB1.00 each (2009: nil)	**1,378**	–
1,500,000,000 A shares of RMB1.00 each (2009: 1,500,000,000 shares of RMB1.00 each)	**1,500**	1,500
2,794,917,000 H shares of RMB1.00 each (2009: 2,482,417,000 shares of RMB1.00 each)	**2,795**	2,482
	9,818	8,003

(Expressed in Renminbi)

45 SHARE CAPITAL AND CAPITAL MANAGEMENT (cont'd)

(a) Share capital (cont'd)

On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung, a wholly-owned subsidiary of CSAHC, for net cash considerations of RMB2,259 million and RMB721 million, respectively (Note 47(c)(xii)). The A shares and H shares are subject to a lock-up period to 20 August 2012 and 21 August 2010, respectively.

The 3,300,000,000 domestic state-owned shares were subjected to a lock-up period to August 2010 and became listed and tradable since then.

On 29 October 2010, the Company issued 123,900,000 A shares to CSAHC and 1,377,600,000 A shares to certain third party investors for net cash considerations of RMB812 million and RMB9,026 million, respectively. The A shares issued to CSAHC and certain third party investors are subject to a lock-up period to 1 November 2013 and 1 November 2011, respectively.

On 1 November 2010, the Company issued 312,500,000 H shares to Nan Lung, for a net cash consideration of RMB734 million.

All the domestic state-owned, H and A shares rank pari passu in all material respects.

(b) Capital management

The Group's primary objectives in managing capital are to safeguard its ability to continue as a going concern, and to generate sufficient profit to maintain growth and provide returns to its shareholders, by securing access to finance at a reasonable cost.

The Group manages the amount of capital in proportion to risk and managing its debt portfolio in conjunction with projected financing requirements. The Group monitors capital on the basis of the debt to equity ratio, which is calculated as net debt as a percentage of the total equity where net debt is represented by the aggregate of bank and other loans, obligations under finance leases, trade and bills payable, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents.

There was no change in the Group's approach to capital management during 2010 as compared with previous years. Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements. The Group's debt to equity ratio decreased to 212% at 31 December 2010 (2009: 551%) which is mainly because of the issuance of shares during the year.

46 RESERVES

	The Group		The Company	
	2010	2009	2010	2009
	RMB million	RMB million	RMB million	RMB million
Share premium				
At 1 January	4,676	3,138	4,676	3,138
Issue of shares (Note 45)	8,757	1,538	8,757	1,538
At 31 December	13,433	4,676	13,433	4,676
Fair value reserve				
At 1 January	37	18	11	7
Change in fair value of available-for-sale equity securities	(6)	19	8	4
At 31 December	31	37	19	11
Statutory surplus reserve (Note (a))				
At 1 January and at 31 December	526	526	526	526
Discretionary surplus reserve				
At 1 January and at 31 December	77	77	77	77
Other reserve				
At 1 January	151	150	144	143
Government contributions (Note (c))	2	1	2	1
At 31 December	153	151	146	144
Retained profits/(accumulated losses)				
At 1 January	(3,119)	(3,449)	(5,775)	(5,721)
Profit for the year	5,795	330	4,907	(54)
At 31 December	2,676	(3,119)	(868)	(5,775)
Total	16,896	2,348	13,333	(341)

(Expressed in Renminbi)

46 RESERVES (cont'd)

(a) According to the PRC Company Law and the Articles of Association of the Company and certain of its subsidiaries, the Company and the relevant subsidiaries are required to transfer 10% of their annual net profits after taxation, as determined under the PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders and when there are retained profits at the financial year end.

Statutory surplus reserve can be used to offset prior years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Dividend distributions may be proposed at the discretion of the Company' board of directors, after consideration of the transfers of reserves referred to above and making up cumulative prior years' losses. Pursuant to the Articles of Association of the Company, the net profit of the Company for the purpose of profit distribution is deemed to be the lesser of (i) the net profit determined in accordance with the PRC accounting rules and regulations, and (ii) the net profit determined in accordance with IFRSs. As at 31 December 2010, the Company did not have any distributable reserves (2009: Nil).

(c) Pursuant to the "Notice of approval for funds to be used specifically for the reconstruction" issued by the CAAC, national funds amounted to RMB2 million were contributed during the year ended 31 December 2010 by the PRC government to the Company. Such funds are to be used specifically for the reconstruction of Nanyang Airport.

Pursuant to the "Notice of approval for funds to be used specifically for the purchase of snow handling equipment" issued by the CAAC, national fund amounting to RMB1 million was contributed during the year ended 31 December 2009 by the PRC government to the Company. Such fund is to be used specifically for the maintenance of safety condition of airports located at Zhengzhou, Luoyang and Nanyang.

Pursuant to the requirements of the relevant notices, the national funds were designated as capital contributions and vested solely by the PRC government. They can be converted to share capital of the entities receiving the funds upon approval by their shareholders and completion of specified procedures.

47 MATERIAL RELATED PARTY TRANSACTIONS

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors and certain of the highest paid employees as disclosed in Note 15, is as follows:

	2010	2009
	RMB'000	RMB'000
Short-term employees benefits	**14,277**	13,991
Post-employment benefits	**1,009**	922
	15,286	14,913

	2010	2009
	RMB'000	RMB'000
Directors and supervisors (Note 15)	**5,794**	7,609
Senior management	**9,492**	7,304
	15,286	14,913

Total remuneration is included in "staff costs" (Note 12).

(b) Contributions to post-employment benefit plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. Details of the Group's employee benefits plan are disclosed in Note 48.

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group

The Group obtained various operational services provided by the CSAHC Group and the associates and jointly controlled entities of the Group during the normal course of its business.

Details of the significant transactions carried out by the Group are as follows:

	Note	2010 RMB million	2009 RMB million
Income received from the CSAHC Group			
Charter flight and pallet income	(i)	36	39
Cargo handling income	(i)	14	13
Commission income	(ii)	4	2
Expenses paid to the CSAHC Group			
Handling charges	(iii)	79	68
Commission expense	(iv)	16	6
Lease charges for land and buildings	(v)	109	107
Property management fee	(vi)	30	19
Expenses paid to jointly controlled entities and an associate			
Ground service expenses	(vii)	–	36
Repairing charges	(viii)	1,341	1,344
Flight simulation service charges	(ix)	198	172
Advertising expenses	(x)	34	21
Training expenses	(xi)	63	–
Income received from a jointly controlled entity			
Rental income	(ix)	37	47
Issuance of A shares to CSAHC	(xii)	825	2,279
Issuance of H shares to Nan Lung	(xii)	736	721
Disposal to the CSAHC Group			
Consideration for disposal of equity interest in MTU (Note 33)		1,608	–

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group (cont'd)

(i) China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC, purchases cargo spaces and charters flight from the Group. In addition, cargo handling income is earned by the Group in connection with provision of cargo handling service to PCACL.

(ii) The Group provided certain website resources to SA Finance to sell air insurance to passengers.

(iii) The Group acquires aircraft, flight equipment and other airline-related facilities through Southern Airlines (Group) Import and Export Trading Company Limited ("SAIETC"), a wholly-owned subsidiary of CSAHC and pays handling charges to SAIETC.

(iv) Commission is earned by certain subsidiaries of CSAHC in connection with the air tickets sold by them on behalf of the Group. Commission is calculated based on the rates stipulated by the CAAC and International Air Transportation Association.

(v) The Group leases certain land and buildings in the PRC from CSAHC. Rental payments for land and buildings were paid or payable to CSAHC.

(vi) Guangzhou China Southern Airlines Property Management Co., Ltd., a subsidiary of CSAHC, provides property management services to the Group.

(vii) Beijing Southern Airlines Ground Services Company Limited ("Beijing Ground Services"), a former jointly controlled entity of the Group, provides airport ground service to the Group. In June 2009, the Company acquired 50% equity interests in Beijing Ground Services from the other venture of Beijing Ground Services and it became a wholly-owned subsidiary of the Company.

(viii) Guangzhou Aircraft Maintenance Engineering Company Limited ("GAMECO"), a jointly controlled entity of the Group, and MTU, a former jointly controlled entity which was disposed of to CSAHC, provide comprehensive maintenance services to the Group. In February 2010, the Group disposed of all equity interest in MTU and MTU ceased to be a related party of the Group. The repairing charges paid or payable to MTU for the full year is RMB487 million.

(ix) Zhuhai Xiang Yi Aviation Technology Company Limited ("Zhuhai Xiang Yi"), a jointly controlled entity of the Group, provides flight simulation services to the Group. In addition, the Group entered into operating lease agreements to lease certain flight training facilities and buildings to Zhuhai Xiang Yi.

(x) Southern Airlines Culture and Media Co., Ltd., an associate of the Group, provides advertising services to the Group.

(xi) Flying College, a former subsidiary of the Company, provides training services to the Group. Flying College became a jointly controlled entity of the Company since June 2010.

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(c) Transactions with CSAHC and its affiliates (the "CSAHC Group"), and the associates and jointly controlled entities of the Group (cont'd)

(xii) On 29 October 2010 and 1 November 2010, the Company issued 123,900,000 A shares to CSAHC and 312,500,000 H shares to Nan Lung, for cash considerations of RMB825 million and RMB736 million, respectively.

On 20 August 2009 and 21 August 2009, the Company issued 721,150,000 A shares to CSAHC and 721,150,000 H shares to Nan Lung, a wholly-owned subsidiary of CSAHC, for cash considerations of RMB2,279 million and RMB721 million, respectively.

In addition to the above, certain subsidiaries of CSAHC also provided hotel and other services to the Group during the year. The total amount involved is not material to the results of the Group for the year.

Details of amounts due from/to the CSAHC Group, and the associates and jointly controlled entities of the Group:

	Note	2010 RMB million	2009 RMB million
Receivables:			
The CSAHC Group		**12**	6
An associate		**16**	14
Jointly controlled entities		**110**	31
	39	**138**	51
Payables:			
The CSAHC Group		**139**	43
An associate		**27**	–
Jointly controlled entities		**80**	51
	39	**246**	94

The amounts due from/to the CSAHC Group, the associates and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(d) Loans from and deposits placed with SA Finance

(i) Loans from SA Finance

At 31 December 2010, loans from SA Finance to the Group amounted to RMB520 million (2009: RMB819 million).

The unsecured loans were repayable as follows:

	Note	2010 RMB million	2009 RMB million
Within 1 year		320	400
After 1 year but within 2 years		60	–
After 2 years but within 5 years		140	419
	35	520	819

Interest expense paid on such loans amounted to RMB27 million (2009: RMB71 million) and the interest rates ranged from 4.86% to 5.27% per annum during the year ended 31 December 2010 (2009: 1.25% to 7.56% per annum).

(ii) Deposits placed with SA Finance

At 31 December 2010, the Group's deposits with SA Finance amounted to RMB1,111 million (2009: RMB862 million). The applicable interest rates are determined in accordance with the rates published by the PBOC.

Interest income received on such deposits amounted to RMB17 million (2009: RMB11 million) during the year ended 31 December 2010.

(e) Guarantees from CSAHC

Certain bank loans of the Group amounting to RMB364 million (2009: RMB512 million) were guaranteed by CSAHC.

(f) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions with the CSAHC Group, and the associates and jointly controlled entities of the Group as disclosed in Notes 47(c), (d) and (e) above, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Ancillary and social services; and
- Financial services arrangement.

47 MATERIAL RELATED PARTY TRANSACTIONS (cont'd)

(f) Transactions with other state-controlled entities (cont'd)

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	2010 RMB million	2009 RMB million
Jet fuel cost	21,345	15,260
Interest income	66	56
Interest expense	808	1,249

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	2010 RMB million	2009 RMB million
Cash and deposits at bank	7,899	3,174
Short-term bank loans and current portion of long-term bank loans	8,956	16,068
Long-term bank loans, less current portion	31,152	26,646

48 RETIREMENT AND HOUSING BENEFITS

(a) Retirement benefits

Employees of the Group participate in several defined contribution retirement schemes organised separately by the PRC municipal governments in regions where the major operations of the Group are located. The Group is required to contribute to these schemes at the rates ranging from 8% to 25% (2009: 10% to 25%) of salary costs including certain allowances. A member of the retirement schemes is entitled to pension benefits from the Local Labour and Social Security Bureau upon his/her retirement. The retirement benefit obligations of all retired staff of the Group are assumed by these schemes.

In addition, the Group has established a supplementary defined contribution retirement scheme for the benefit of employees in accordance with relevant regulations in the PRC. In this connection, employees of the Group participate in a supplementary defined contribution retirement scheme whereby the Group is required to make contributions not exceeding one-twelfth of the prior year's total salaries.

48 RETIREMENT AND HOUSING BENEFITS (cont'd)

(b) Housing benefits

The Group contributes on a monthly basis to housing funds organised by municipal and provincial governments based on certain percentages of the salaries of employees. The Group's liability in respect of these funds is limited to the contributions payable in each year.

In addition to the housing funds, certain employees of the Group are eligible to one of the following housing benefit schemes:

(i) Pursuant to a staff housing benefit scheme effective on September 2002, the Group agreed to pay lump sum housing allowances to certain employees who have not received quarters from CSAHC or the Group according to the relevant PRC housing reform policy, for subsidising their purchases of houses. An employee who quits prior to the end of the vesting benefit period is required to pay back a portion of the lump sum housing benefits determined on a pro rata basis of the vesting benefit period. The Group has the right to effect a charge on the employee's house and to enforce repayment through selling the house in the event of default in repayment. Any shortfall in repayment would be charged to profit or loss.

(ii) The Group also pays cash housing subsidies on a monthly basis to eligible employees. The monthly cash housing subsidies are charged to profit or loss.

49 SEGMENTAL REPORTING

(a) Business segments

The Group's network passenger and cargo operations are managed as a single business unit. The Group's chief operating decision maker makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the "airline business".

Financial results from other operating segments are below the quantitative threshold for determining reportable operating segments and consist primarily of business segments of aviation repair services, ground services, air catering and other miscellaneous services. These other operating segments are combined and reported as "all other segments". Inter-segment sales are based on prices set on an arm's length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group's chief operating decision maker monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under PRC GAAP. As such, the amount of each material reconciling items from the Group's reportable segment revenue, profit or loss, assets and liabilities arising from different accounting policies are set out in Note 49(c).

49 SEGMENTAL REPORTING (cont'd)

(a) Business segments (cont'd)

Information regarding the Group's reportable segments as provided to the Group's chief operating decision maker for the purposes of resource allocation and assessment of segment performance for the years ended 31 December 2010 and 2009 is set out below.

	Airline business		All other segments		Eliminations		Unallocated*		Total	
	2010 RMB million	2009 RMB million	2010 RMB million	2009 RMB million	2010 RMB million	2009 RMB million	2010 RMB million	2009 RMB million	2010 RMB million	2009 RMB million
Revenue from external customers	77,394	55,708	394	335	–	–	–	–	77,788	56,043
Inter-segment sales	–	–	861	674	(861)	(674)	–	–	–	–
Reportable segment revenue	77,394	55,708	1,255	1,009	(861)	(674)	–	–	77,788	56,043
Reportable segment profit before taxation	6,742	27	81	56	–	–	1,275	374	8,098	457
Reportable segment assets	108,222	91,322	1,757	1,776	(191)	(159)	1,441	1,797	111,229	94,736
Addition to non-current segment assets during the year	17,188	17,558	38	66	–	–	5	13	17,231	17,637
Reportable segment liabilities	80,033	80,435	1,168	1,202	(191)	(159)	–	–	81,010	81,478
Other segment information										
Interest income	91	65	2	3	–	–	–	–	93	68
Interest expenses	1,222	1,446	43	51	–	–	–	–	1,265	1,497
Depreciation and amortisation for the year	7,050	5,954	83	85	–	–	–	–	7,133	6,039
Impairment losses (including impact on PP&E, allowance for doubtful debts and provision for inventories)	220	57	–	–	–	–	–	–	220	57

* Unallocated assets primarily include investments in associates and jointly controlled entities, available-for-sale securities and other investments. Unallocated results primarily include the share of results of associates and jointly controlled entities and the gain on disposal of a jointly controlled entity classified as held for sale (Note 33).

49 SEGMENTAL REPORTING (cont'd)

(b) Geographic information

	2010 RMB million	2009 RMB million
Domestic	**63,850**	47,645
Hong Kong, Macau and Taiwan	**1,589**	1,067
International*	**12,349**	7,331
	77,788	56,043

* Asian market accounted for approximately 57% (2009: 74%) of the Group's total international traffic revenue for the year ended 31 December 2010. The remaining portion was mainly derived from the Group's flights to/from European, North American regions and Australia.

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is employed across its worldwide route network. The chief operating decision maker considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(c) Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies

	Note	2010 RMB million	2009 RMB million
Revenue			
Reportable segment revenue		**78,649**	56,717
Elimination of inter-segment revenues		**(861)**	(674)
Reclassification of expired sales in advance of carriage	(i)	**664**	350
Reclassification of business tax	(ii)	**(1,957)**	(1,591)
Consolidated revenue		**76,495**	54,802

49 SEGMENTAL REPORTING (cont'd)

(c) Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (cont'd)

	Note	2010 RMB million	2009 RMB million
Profit			
Reportable segment profit before taxation		6,823	83
Unallocated amounts		1,275	374
Losses on lump sum housing benefits	(iii)	(26)	(26)
Revaluation of land use rights	(iv)	4	4
Adjustments arising from business combinations under common control	(v)	(1)	(7)
Capitalisation of exchange difference of specific loans	(vi)	17	3
Government grants	(vii)	1	1
Consolidated profit before taxation		8,093	432

	Note	2010 RMB million	2009 RMB million
Assets			
Reportable segment assets		109,979	93,098
Elimination of inter-segment balances		(191)	(159)
Other unallocated amounts		1,441	1,797
Losses on lump sum housing benefits	(iii)	40	66
Revaluation of land use rights	(iv)	(138)	(142)
Adjustments arising from business combinations under common control	(v)	–	1
Capitalisation of exchange difference of specific loans	(vi)	128	111
Government grants	(vii)	(38)	(39)
Effect of the above adjustments on taxation		11	17
Consolidated total assets		111,232	94,750

49 SEGMENTAL REPORTING (cont'd)

(c) Reconciliations of reportable segment revenue, profit, assets and liabilities arising from different accounting policies (cont'd)

	2010 RMB million	2009 RMB million
Liabilities		
Reportable segment liabilities	**81,201**	81,637
Elimination of inter-segment balances	**(191)**	(159)
Effect of the above adjustments on taxation	**9**	10
Consolidated total liabilities	**81,019**	81,488

Notes:

(i) In accordance with the PRC GAAP, expired sales in advance of carriage are recorded under non-operating income. Under IFRSs, such income is recognised as other operating income.

(ii) In accordance with the PRC GAAP, business tax and surcharge is separately disclosed rather than deducted from revenue under IFRSs.

(iii) In accordance with the PRC accounting rules and regulations, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement, which are spread over the vesting benefit periods stipulated by the relevant contracts.

(iv) In accordance with the PRC accounting rules and regulations, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002, and accordingly, the unamortised surplus on revaluation of land use rights was reversed against shareholders' equity.

(v) In accordance with the PRC GAAP, business combinations under common control should be accounted for by applying the pooling-of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(vi) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(vii) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are deducted from the cost of the related fixed assets.

50 SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Non cash transactions – acquisition of aircraft

During the year ended 31 December 2010, aircraft acquired under finance leases amounted to RMB3,056 million (2009: RMB2,171 million).

(b) Effect of the deemed disposal of Flying College

During the year, a third party company injected capital amounting to RMB37 million to Flying College. This diluted the Company's interest in Flying College from 91% to 48.12%. Flying College became a jointly controlled entity of the Company since 2 June 2010. Details are as follows:

	RMB million
Assets deemed disposed of:	
Property, plant and equipment, net	46
Inventories	8
Trade receivables	14
Cash and cash equivalents	19
Others	20
	107
Liabilities deemed disposed of:	
Trade payables	6
Advance from customers	85
Other liabilities	1
	92
Net identifiable assets	15

(Expressed in Renminbi)

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Exposure to liquidity, interest rate, currency, credit risks arises and jet fuel price risk in the normal course of the Group's business. The Group's exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a) Liquidity risk

As at 31 December 2010, the Group's current liabilities exceeded its current assets by RMB16,466 million. For the year ended 31 December 2010, the Group recorded a net cash inflow from operating activities of RMB11,442 million, a net cash outflow from investing activities of RMB11,568 million and a net cash inflow from financing activities of RMB6,187 million, and resulted in a net increase in cash and cash equivalents of RMB6,061 million.

In 2011 and thereafter, the liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2010, the Group had banking facilities with several PRC commercial banks for providing loan finance up to approximately RMB146,702 million (2009: RMB128,175 million), of which approximately RMB39,173 million (2009: RMB50,455 million) was utilised. The directors of the Company believe that sufficient financing will be available to the Group.

The directors of the Company have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2011. Based on such forecast, the directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

As at 31 December 2010, the Group's recognised financial liabilities, bank and other loans, obligations under finance leases, trade and bills payables and amounts due to related companies as disclosed in Notes 34, 35, 36, 37 and 39 respectively, are not materially different from the amount determined based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period). During the year ended 31 December 2010, the Group had derivatives settled gross in respect of the forward foreign exchange contracts, of which the outflow amounted to RMB467 million (2009: RMB426 million) and inflow amounted to RMB406 million (2009: RMB399 million).

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(b) Interest rate risk

The interest rates and maturity information of the Group's bank and other loans and obligations under finance lease are disclosed in Notes 35 and 36 respectively.

At 31 December 2010, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group's profit after tax and retained profits by approximately RMB220 million (2009: would have decreased/increased Group's profit after tax and increased/decreased accumulated losses by approximately RMB238 million). Other components of consolidated equity would not be affected (2009: Nil) by the changes in interest rates.

The sensitivity analysis above indicates the instantaneous change in the Group's profit after tax (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the end of the reporting period and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the reporting period. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the reporting period, the impact on the Group's profit after tax (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. The analysis is performed on the same basis for 2009.

(c) Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the PBOC or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group's obligations under finance leases (Note 36), bank and other loans (Note 35) and operating lease commitment (Note 52(b)) are denominated in foreign currencies, principally US dollars. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group's results significantly because the Group's foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

The Group also has exposure to foreign currency risk in respect of net cash inflow denominated in Japanese Yen from ticket sales in overseas branch office after payment of expenses. As at 31 December 2010, the Group had two outstanding forward option contracts of notional amount ranging from USD4 million to USD8 million (2009: USD34 million to USD68 million). The contracts are to buy USD1 million and USD1.5 million respectively (or USD2 million and USD3 million respectively if the spot exchange rate at settlement date is below certain specified strike rates) by selling Japanese Yen at certain specified rates on monthly settlement dates until the maturity of the contracts in 2011. Both contracts have a knock-out clause where the contracts early terminate upon the exchange rate of Japanese Yen to US dollar reaching a certain knock-out level. For the year ended 31 December 2010, a net gain of approximately RMB31 million (2009: a gain of RMB72 million) arising from changes in the fair value of these foreign exchange forward option contracts has been recognised in profit or loss. At 31 December 2010, the fair value of these forward option contracts was financial liabilities of approximately RMB13 million (2009: RMB44 million).

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(c) Foreign currency risk (cont'd)

As at 31 December 2010, it is estimated that if an appreciation/depreciation of 1.5% (2009:3.4%) in exchange rate of US dollar against Japanese Yen, with all other variables held constant, would have increased/decreased the Group's profit after tax and retained profits by approximately RMB0.4 million/RMB2 million (2009: would have increased/decreased the Group's profit after tax and decreased/increased the Group's accumulated losses by approximately RMB15 million/ RMB16 million), respectively.

The exchange rate of Renminbi to US dollar was set by the PBOC and had fluctuated within a narrow band prior to 21 July 2005. Since then, a managed floating exchange rate regime based on market supply and demand with reference to a basket of foreign currencies has been used and the US dollar exchange rate has gradually declined against the Renminbi.

The following table indicates the instantaneous change in Group's profit after tax (and retained profits) that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant.

	2010		2009	
	Appreciation/ (depreciation) of Renminbi against foreign currency	**Decrease/ (increase) on profit after tax and retained profits RMB million**	Appreciation/ (depreciation) of Renminbi against foreign currency	Decrease/ (increase) on profit after tax and increase/ (decrease) on accumulated losses RMB million
United States Dollars	**2%**	**(798)**	2%	(764)
	(2%)	**798**	(2%)	764

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities' profit or loss after tax and equity measured in the respective functional currencies, translated into Renminbi at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis is performed on the same basis for 2009.

(Expressed in Renminbi)

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(d) Credit risk

The Group's credit risk is primarily attributable to cash and cash equivalents and trade receivables.

Substantially all of the Group's cash and cash equivalents are deposited with PRC financial institutions, which management believes are of high credit quality.

A significant portion of the Group's air tickets are sold by agents participating in the Billing and Settlement Plan ("BSP"), a clearing scheme between airlines and sales agents organised by International Air Transportation Association which has insignificant credit risk to the Group. As at 31 December 2010, the balance due from BSP agents amounted to RMB909 million (2009: RMB631 million). The credit risk exposure to BSP and the remaining trade receivables balance are monitored by the Group on an ongoing basis and the allowance for impairment of doubtful debts is within management's expectations. Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade receivables is set out in Note 31.

(e) Jet fuel price risk

The Group's results of operations may be significantly affected by fluctuations in fuel prices which is a significant expense for the Group. A reasonable possible increase or decrease of 10% (2009: 10%) in jet fuel price, with volume of fuel consumed and all other variables held constant, would have increased/decreased the fuel costs by approximately RMB2,349 million (2009: RMB1,639 million). The sensitivity analysis indicates the instantaneous change in the Group's fuel cost that would arise assuming that the change in fuel price had occurred at the end of the reporting period.

(f) Fair value

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the end of financial period across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

– Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

– Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

– Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(f) Fair value (cont'd)

(i) Financial instruments carried at fair value (cont'd)

	The Group				The Company			
	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total RMB million
2010								
Assets								
Available-for-sale equity securities:								
– Listed	**80**	**–**	**–**	**80**	**33**	**–**	**–**	**33**
Liabilities								
Derivative financial instruments:								
– Foreign exchange forward option contracts	**–**	**13**	**–**	**13**	**–**	**13**	**–**	**13**
2009								
Assets								
Available-for-sale equity securities:								
– Listed	93	–	–	93	23	–	–	23
Liabilities								
Derivative financial instruments:								
– Foreign exchange forward option contracts	–	44	–	44	–	44	–	44

During the years ended 31 December 2010 and 2009, there were no significant transfers between instruments in Level 1 and Level 2.

Fair value of available-for-sale securities is based on quoted market prices at the end of the reporting period without any deduction for transaction costs.

(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

51 FINANCIAL RISK MANAGEMENT AND FAIR VALUES (cont'd)

(f) Fair value (cont'd)

(i) Financial instruments carried at fair value (cont'd)

The fair value of forward exchange contracts is estimated by using Black Scholes Pricing Model, taking into account the terms and conditions of the forward exchange contracts. The major inputs used in estimation process include implied volatility, benchmark interest rates and foreign exchange spot and forward rates, which can be obtained from observable markets.

(ii) Other non-current investments represent unlisted equity securities of companies established in the PRC. There is no quoted market price for such equity securities and accordingly a reasonable estimate of the fair value could not be measured reliably.

(iii) Amounts due from/to related companies are unsecured, interest-free and have no fixed terms of repayment. Given these terms, it is not meaningful to disclose fair values of these balances.

(iv) Loans, trade and other payables and bills payable are carried at amounts not materially different from their fair values as at 31 December 2010 and 31 December 2009.

52 COMMITMENTS

(a) Capital commitments

Capital commitments outstanding at 31 December 2010 not provided for in the financial statements were as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Commitments in respect of aircraft and flight equipment				
– authorised and contracted for	**73,909**	57,890	**56,627**	40,993
– authorised but not contracted for	**–**	7,953	**–**	7,953
	73,909	65,843	**56,627**	48,946
Other commitments				
– authorised and contracted for	**757**	462	**354**	421
– authorised but not contracted for	**1,949**	1,399	**1,475**	1,296
	2,706	1,861	**1,829**	1,717
	76,615	67,704	**58,456**	50,663

52 COMMITMENTS (cont'd)

(a) Capital commitments (cont'd)

As at 31 December 2010, the Group had on order 193 aircraft and certain flight equipment, scheduled for deliveries in 2011 to 2016, and deposits of RMB7,979 million have been made towards the purchase of these aircraft and related equipment. As at 31 December 2010, the approximate total future payments, including estimated amounts for price escalation through anticipated delivery dates for these aircraft and flight equipment are as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
2010	**–**	16,404	**–**	13,273
2011	**20,445**	17,482	**17,039**	14,853
2012	**20,033**	17,421	**16,725**	13,933
2013	**15,980**	9,845	**12,910**	6,887
2014	**10,720**	4,691	**7,224**	–
2015 and afterwards	**6,731**	–	**2,729**	–
	73,909	65,843	**56,627**	48,946

As at 31 December 2010, the Group's and the Company's attributable share of the capital commitments of jointly controlled entities was as follows:

	2010	2009
	RMB million	RMB million
Authorised and contracted for	**14**	2
Authorised but not contracted for	**–**	40
	14	42

52 COMMITMENTS (cont'd)

(b) Operating lease commitments

As at 31 December 2010, the total future minimum lease payments under non-cancellable operating leases in respect of properties, aircraft and flight equipment were payable as follows:

	The Group		The Company	
	2010	2009	**2010**	2009
	RMB million	RMB million	**RMB million**	RMB million
Payments due				
Within 1 year	**4,068**	4,028	**3,283**	3,416
After 1 year but within 5 years	**13,713**	15,107	**10,546**	12,023
After 5 years	**8,196**	11,231	**6,706**	9,256
	25,977	30,366	**20,535**	24,695

53 CONTINGENT LIABILITIES

(a) The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC's rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group's right to use the certain properties and buildings.

(b) The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB249,972,000 (2009: RMB292,586,000) to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2010, an aggregate of personal bank loans of RMB151 million (2009: RMB60 million), under these guarantees, were drawn down from the banks. During the year, the Group has made repayments of RMB2,000,000 due to the default of payments of certain pilot trainees.

54 NON-ADJUSTING POST BALANCE SHEET EVENTS

On 20 December 2010, the Company, Xiamen Jianfa Group Co., Ltd. ("Xiamen Jianfa"), a non-controlling shareholder of Xiamen Airlines, and Hebei Aviation Investment Group Corporation Limited ("Hebei Investment") entered into an agreement. Pursuant to the agreement, Hebei Investment agreed to inject a cash capital of RMB1,460 million into Xiamen Airlines. Upon the completion of the capital injections, Hebei Investment will own 15% equity interest in Xiamen Airlines. The Company's equity interest in Xiamen Airlines will decrease from 60% to 51%. Xiamen Airlines will remain a subsidiary of the Company.

Up to the date of this report, Hebei Investment has injected cash capital of RMB1,460 million to Xiamen Airlines as agreed.

55 IMMEDIATE AND ULTIMATE CONTROLLING PARTY

As at 31 December 2010, the directors of the Company consider the immediate parent and ultimate controlling party of the Group to be CSAHC, a state-owned enterprise established in the PRC. CSAHC does not produce financial statements available for public use.

(Expressed in Renminbi)

56 ACCOUNTING JUDGEMENTS AND ESTIMATES

The Groups' financial position and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in condition and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a) Impairment of long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, this asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The recoverable amount is the greater of the fair value less costs to sell and value in use. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to the level of traffic revenue and the amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions for projections of traffic revenue and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives, after taking into account the estimated residual value. The Group reviews the estimated useful lives of assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

57 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2010

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, interpretations and the new standard which are not yet effective for the year ended 31 December 2010 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, interpretations and one new standard is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following developments are expected to result in amended disclosures in the financial statements, including restatement of comparative amounts in the first period of adoption:

	Effective for accounting periods beginning on or after
IAS 24 (Revised), *Related party disclosures*	1 January 2011
IFRS 9, *Financial instruments*	1 January 2013

(Expressed in Renminbi)

58 SUBSIDIARIES

The particulars of the Group's principal subsidiaries as of 31 December 2010 are as follows:

Name of company	Place of establishment/ operation	Registered capital	Proportion of ownership interest held by the Company	Principal activities
Southern Airlines Shantou Airlines Company Limited (a)	PRC	RMB280,000,000	60%	Airline
Chongqing Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Zhuhai Airlines Company Limited (a)	PRC	RMB250,000,000	60%	Airline
Xiamen Airlines Company Limited (a)	PRC	RMB1,200,000,000	60%	Airline
Guizhou Airlines Company Limited (a)	PRC	RMB80,000,000	60%	Airline
Nan Lung International Freight Limited	HK	HKD3,270,000	51%	Freight services
Guangzhou Baiyun International Logistic Company Limited (a)	PRC	RMB50,000,000	61%	Logistics operations
China Southern Airlines Group Air Catering Company Limited (a)	PRC	RMB10,200,000	100%	Air catering
Guangzhou Nanland Air Catering Company Limited ("Nanland") (b)	PRC	RMB120,000,000	55%	Air catering
Xinjiang Civil Aviation Property Management Limited (a)	PRC	RMB251,332,832	51.8%	Property management
Beijing Southern Airlines Ground Services Company Limited (a)	PRC	RMB18,000,000	100%	Provision of airport ground services

(a) These subsidiaries are PRC limited liability companies.

(b) This subsidiary is Sino-foreign equity joint venture company established in the PRC.

(c) Certain of the Group's subsidiaries are PRC joint ventures which have limited lives pursuant to the PRC law.

(Expressed in Renminbi)

59 ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

The particulars of the Group's principal associates and jointly controlled entities as of 31 December 2010 are as follows:

		Proportion of ownership interest held by			
Name of company	**Place of establishment/ operation**	**Group's effective interest**	**The Company**	**Subsidiaries**	**Principal activities**
Guangzhou Aircraft Maintenance Engineering Company Limited (a)	PRC	50%	50%	–	Provision of aircraft repair and maintenance services
China Southern Airlines Group Finance Company Limited	PRC	34%	21.1%	12.9%	Provision of financial services
Sichuan Airlines Corporation Limited	PRC	39%	39%	–	Airline
Southern Airlines Culture and Media Co., Ltd.	PRC	40%	40%	–	Provision of advertising services
Zhuhai Xiang Yi Aviation Technology Company Limited (a)	PRC	51%	51%	–	Provision of flight simulation services
Guangzhou China Southern Zhongmian Dutyfree Store Co., Limited (a)	PRC	50%	50%	–	Sales of duty free goods in flight
China Southern West Australian Flying College Pty Limited (a)	Australia	48.12%	48.12%	–	Pilot training services

(a) These are jointly controlled entities.

(b) Certain of the Group's jointly controlled entities are PRC joint ventures which have limited lives pursuant to the PRC law.

RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPs

(1) The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

		The Group	
		2010	2009
		RMB million	RMB million
Amounts under PRC GAAP		**5,805**	381
Adjustments:			
Losses on lump sum housing benefits	(a)	**(26)**	(26)
Revaluation of land use rights	(b)	**4**	4
Adjustments arising from business combinations under common control	(c)	**(1)**	(7)
Capitalisation of exchange difference of specific loans	(d)	**17**	3
Accumulated loss attributed to non-controlling interests of a subsidiary	(e)	**–**	(23)
Government grants	(f)	**1**	1
Effect of the above adjustments on taxation		**(5)**	(2)
Effect of the above adjustments on non-controlling interests		**–**	(1)
Total		**(10)**	(51)
Amounts under IFRSs		**5,795**	330

RECONCILIATION STATEMENTS OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER DIFFERENT GAAPs (cont'd)

(2) The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity holders of the Company is analysed as follows:

		The Group	
		2010	2009
		RMB million	RMB million
Amounts under PRC GAAP		**26,755**	10,382
Adjustments:			
Losses on lump sum housing benefits	(a)	**40**	66
Revaluation of land use rights	(b)	**(138)**	(142)
Adjustments arising from business combinations under common control	(c)	**–**	1
Capitalisation of exchange difference of specific loans	(d)	**128**	111
Accumulated loss attributed to non-controlling interests of a subsidiary	(e)	**(23)**	(23)
Government grants	(f)	**(38)**	(39)
Effect of the above adjustments on taxation		**2**	7
Effect of the above adjustments on non-controlling interests		**(12)**	(12)
Total		**(41)**	(31)
Amounts under IFRSs		**26,714**	10,351

Notes:

(a) In accordance with the PRC GAAP, losses on the lump sum housing benefits executed by CSAHC are charged to retained profits as of 1 January 2001 pursuant to the relevant regulations. Under IFRSs, losses on lump sum housing benefits are charged to the income statement in the obligatory periods stipulated by the relevant contracts.

(b) In accordance with the PRC GAAP, land use rights are carried at revalued amounts. Under IFRSs, land use rights are carried at cost with effect from 1 January 2002, and accordingly, the unamortised surplus on revaluation of the land use rights was reversed against shareholders' equity.

(c) In accordance with PRC GAAP, business combination under common control should be accounted for by applying the pooling of-interest method. The carrying amount of the assets and liabilities in the books of subsidiaries acquired were used for consolidation. Under IFRSs, purchase accounting is adopted. The assets and liabilities of the subsidiaries are recorded at fair value.

(d) In accordance with the PRC GAAP, exchange difference arising on translation of specific loans and related interest denominated in a foreign currency is capitalised as part of the cost of qualifying assets. Under IFRSs, such exchange difference should be recognised in profit or loss unless the exchange difference represents an adjustment to interest.

(e) For both PRC GAAP and IFRSs, from 1 January 2010, any losses incurred by a subsidiary will be allocated between the controlling and non-controlling interests in proportion to their interests in that entity, even if this results in a deficit balance within consolidated equity being attributed to the non-controlling interests. Under PRC GAAP, this new accounting policy is being applied retrospectively with previous periods figures restated. Under IFRSs, this new accounting policy is being applied prospectively and therefore previous periods have not been restated.

(f) In accordance with the PRC GAAP, special funds such as investment grants allocated by the government, if clearly defined in official documents as part of "capital reserve", are credited to capital reserve, and amortised over the respective useful lives of corresponding assets. Under IFRSs, government grants relating to purchase of fixed assets are offset against the cost of assets when utilised.

The financial statements prepared under PRC GAAP were audited by KPMG Huazhen, a firm of certified public accountants registered in the People's Republic of China.

The following consolidated financial information is extracted from the consolidated financial statements of the Group, prepared under International Financial Reporting Standards.

CONSOLIDATED INCOME STATEMENT SUMMARY

	Year ended 31 December				
	2010 RMB million	2009 RMB million	2008 RMB million	2007 RMB million	2006 RMB million
Operating revenue	**76,495**	54,802	55,288	54,401	46,081
Operating expenses	**(70,685)**	(55,351)	(61,767)	(52,956)	(45,899)
Other net income	**476**	1,989	833	436	481
Operating profit/(loss)	**6,286**	1,440	(5,646)	1,881	663
Interest income	**93**	68	103	73	41
Interest expense	**(1,265)**	(1,497)	(1,987)	(2,291)	(2,070)
Share of associates' results	**56**	69	(12)	57	5
Share of jointly controlled entities' results	**112**	214	170	123	115
Gain on sale of a jointly controlled entity classified as held for sale, net	**1,078**	–	–	–	–
(Loss)/gain on derivative financial instruments, net	**(30)**	45	(124)	90	(19)
Exchange gain, net	**1,746**	93	2,592	2,832	1,492
Gain on deemed disposal of a subsidiary	**17**	–	–	–	–
Gain on sale of other investments in equity securities	**–**	–	–	107	–
Gain on sale of a jointly controlled entity	**–**	–	143	–	–
Gain on sale of equity interest in subsidiaries	**–**	–	37	7	–
Profit/(loss) before taxation	**8,093**	432	(4,724)	2,879	227
Income tax (expense)/benefit	**(1,678)**	95	(62)	(847)	(123)
Profit/(loss) for the year	**6,415**	527	(4,786)	2,032	104
Attributable to:					
Equity shareholders of the Company	**5,795**	330	(4,823)	1,839	106
Non-controlling interests	**620**	197	37	193	(2)
Profit/(loss) for the year	**6,415**	527	(4,786)	2,032	104
Earnings/(loss) per share Basic and diluted (RMB)	**0.70**	0.05	(0.74)	0.28	0.02

CONSOLIDATED BALANCE SHEET SUMMARY

	At 31 December				
	2010	2009	2008	2007	2006
	RMB million	RMB million	RMB million	RMB million	RMB million
Non-current assets	**95,373**	85,093	73,794	73,216	69,006
Net current liabilities	**16,466**	28,441	32,290	33,921	32,302
Non-current liabilities and deferred items	**48,694**	43,390	32,025	24,985	24,952
Total equity attributable to equity shareholders of the Company	**26,714**	10,351	7,021	11,863	9,837
Non-controlling interests	**3,499**	2,911	2,458	2,447	1,915

BOARD OF DIRECTORS

Si Xian Min, aged 54, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University. He began his career in 1975. Mr. Si served as the director of the political division of China Southern Airlines Henan Branch; as the party secretary and vice president of Guizhou Airlines Company Limited; as the Vice Party Secretary and secretary to the disciplinary committee of the Company; and as the Party Secretary of CSAHC Northern Division. He has been the President of the Company from October 2004 to January 2009. Since 31 December 2004, Mr. Si has been the director of the Company. Since January 2009, Mr. Si has been the President and Deputy Party Secretary of CSAHC and the Chairman of the Board.

Li Wen Xin, aged 61, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management and is a senior expert of political science. Mr. Li began his career in 1969. Mr. Li was the secretary to the disciplinary committee, deputy party secretary and vice president of China General Aviation Corporation; as the party secretary and vice general manager of the Shanxi branch of China Eastern Airlines Corporation Limited; as the vice party secretary and secretary to the disciplinary committee of China Eastern Air Holding Company; and as the chairman of the supervisory committee of China Eastern Airlines Corporation Limited. From September 2002 to September 2006, he was appointed as the party secretary and vice president of China Eastern Air Holding Company. Since September 2006, he has been the Party Secretary and Vice President of CSAHC. Mr. Li has been a director of the Company since 28 December 2006.

Wang Quan Hua, aged 57, graduated with a university degree from the Party School of the Central Committee of CPC majoring in economic management. Mr. Wang began his career in 1972. Mr. Wang served as the Director of the Planning and Operation Division of CSAHC; the General Manager of Strategy and Development Department of CSAHC; the Assistant to the President and the Director of the Strategy and Development Department and the Vice President of Southern Airlines (Group) Company. Mr. Wang has served as the Executive Vice President of CSAHC since September 2002. Since 13 May 2003, Mr. Wang has been a director of the Company. Mr. Wang has been the chairman of SACM. Currently, Mr. Wang is also the director of Nan Lung, Solar Insurance Group Company Limited and China National Aviation Corp (HK) Ltd. and the non-executive director of TravelSky Technology Limited (#696). He is also a director of Asia Travel Investment Company Limited.

Tan Wan Geng, aged 47, is an economist graduated from Zhongshan University, majoring in regional geography, with qualification of post graduate degree and a master degree in economics. Mr. Tan began his career in civil aviation in 1990 and has served as the head of the infrastructure department and director of human resources department of the Beijing Aircraft Maintenance and Engineering Corporation, the Deputy Director General of Human Resources Division (Personnel and Education Division) of the Civil Aviation Administration of China (CAAC), and has been the Director General and Party Secretary of Civil Aviation Administration of China Northeastern Region. He has been the Party Secretary and Vice President of the Company from February 2006 to January 2009. Mr. Tan has been a director of the Company since 15 June 2006 and the President of the Company since January 2009.

Zhang Zi Fang, aged 53, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a senior expert of political science. Mr. Zhang began his career in 1976. He served as the deputy commissar and subsequently the commissar of the pilot corps of China Northern Airlines Company; as the party secretary of the Jilin Branch of China Northern Airlines Company and the General Manager of Dalian Branch of CSAHC Northern Airlines. Mr. Zhang was the Director of Political Works Department of CSAHC and was the Vice Party Secretary and Secretary of the Disciplinary Committee of the Company from February 2005 to December 2007. He has been the Executive Vice President and the Vice Party Secretary of the Company from December 2007 to February 2009. He has been the Party Secretary and Executive Vice President of the Company since February 2009. Mr. Zhang has been a director of the Company since 30 June 2009. He is also the Vice Chairman of SACM.

Xu Jie Bo, aged 46, graduated with a bachelor degree from Tianjin University majoring in infrastructure and engineering management, and was subsequently awarded with a master degree in Business Administration from Hong Kong Baptist University and an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a qualified senior accountant. Mr. Xu began his career in 1986. He served as the division head of the infrastructure and finance division, the deputy director and director of the financial department of Central and Southern China Civil Aviation Administration; as the General Manager of the Financial Department; as the Chief Accountant and the General Manager of the Financial Department of the Company. He has been a director and the Chief Financial Officer of the Company since April 2001 and a director, the Executive Vice President, the Chief Financial Officer and the Chief Accountant of the Company since August 2003. Mr. Xu is also the chairman of Guizhou Airlines Company Limited; the vice chairman of Xiamen Airlines Company Limited and the vice chairman of Sichuan Airlines Corporation Limited.

Chen Zhen You, aged 59, graduated with an MBA degree from Murdoch University in Australia, an economist. Mr. Chen started his career in 1969. He worked as the vice director of the Office of International Affairs of Guangzhou Civil Aviation Administration; as the vice director of the Office of Overseas Business and the general manager of the Department of Foreign Affairs of the Company; and as the Office Director and the Director of the Planning and Investment Department of CSAHC. He has been the Chairman of the Labour Union of the Company since February 2005. Mr. Chen has been a director of the Company since 15 June 2006. He is also the chairman of Zhuhai Airlines.

Gong Hua Zhang, aged 65, a senior accountant at professor level. With over 40 years of accounting experience, Mr. Gong had served as a Deputy Chief Accountant, a director of the Financial Bureau of China Petroleum Pipeline Bureau, a Financial Secretary of China National Petroleum Corporation and a Chief Accountant of China National Petroleum Corporation. He was a director of PetroChina Company Limited from October 1999 to May 2008, the Chairman of the Board of PetroChina Finance Company Limited from May 1999 to September 2009 and a Director of China Cheung Kong Electric Power Co., Ltd. from September 2002 to June 2010. Mr. Gong has been an independent non-executive director of the Company since 28 June 2007 and vice president of Accounting Society of China, member of the Accounting Standards Committee of the Ministry of Finance and member of China Valuation Standards Committee. He is also an independent director of China Shenhua Energy Company Limited (#1088), an external director of China Dongfang Electricity Group Company Limited, an independent director of Nanyang Commercial Bank (China) Company Limited and an independent director of China Railway Group Limited (#390).

Lam Kwong Yu, aged 67, is an expert in the field of civil aviation. Mr. Lam served as the General Manager of the Hong Kong Airport, the Vice Director and Director of the Civil Aviation Department of Hong Kong Government, a Director of the Airport Authority Hong Kong and the Chairman of the Aviation Advisory Board of Hong Kong, member of the Selection Committee for the Hong Kong Special Administrative Region. Mr. Lam once served as the COO of K. Wah Management Services Limited and an independent non-executive director of Hong Kong Aircraft Engineering Company (#44). Mr. Lam has been an independent non-executive director of the Company since 28 June 2007. He is concurrently an independent non-executive director of Lei Shing Hong Limited, an independent director of New World First Bus Services Limited and Citybus Limited, and an independent non-executive director of Gold Joy Travel Holding Company.

Wei Jin Cai, aged 61, graduated from the Party School of the Central Committee of CPC majoring in economics and management. Mr. Wei has many years of experiences in civil aviation. He conducted an in-depth study on the operation and management of civil aviation and is influential in the civil aviation industry. Mr. Wei served as the deputy party secretary of the Party Committee of Institution of the Civil Aviation Administration of China before he was appointed as the party secretary of Civil Aviation Management Institute of China from March 1993 to November 2008 and the president of Civil Aviation Management Institute of China from November 2008 to August 2010. Mr. Wei has been an independent non-executive director of the Company since 29 December 2010. He is concurrently also serves as an independent director of Shandong Airlines Company Limited.

Ning Xiang Dong, aged 45, graduated from the Quantitative Economics Faculty of the School of Economics and Management of Tsinghua University with a doctor degree. Mr. Ning started his career in 1990 and served as the assistant, lecturer and associate professor at Tsinghua University and the executive vice director of the National Center for Economic Research (NCER) at Tsinghua University. He was also a visiting scholar at Harvard Business School, University of Illinois, University of New South Wales, University of Sydney and Chinese University of Hong Kong. He currently serves as a professor and a doctorate-tutor of the School of Economics and Management of Tsinghua University, and the executive director of Centre for Corporate Governance at Tsinghua University. He was previously appointed as an independent director of Datang Telecom Technology Co., Ltd. Mr. Ning has been an independent non-executive director of the Company since 29 December 2010. He is concurrently also serves as an independent director of four listed companies, namely, Shantui Construction Machine Co. Ltd, Hong Yuan Securities Co., Ltd., Goer Tek Inc. and Aerospace Hi-Tech Holding Group Co., Ltd.

SUPERVISORY COMMITTEE

As required by the Company Law of the PRC and the Articles of Association of the Company, the Company has a supervisory committee (the "Supervisory Committee") which is primarily responsible for the supervision of senior management of the Company, including the Board, executive officers and other senior management personnel, to ensure that they act in the interests of the Company, its shareholders and employees, as well as in compliance with applicable law. The Supervisory Committee consists of five Supervisors. Three of the Supervisors are appointed by shareholders, and the other two Supervisors are representatives of the Company's employees. The Supervisors serve terms of three years and may serve consecutive terms.

Pan Fu, aged 48, graduated with a master degree from Chongqing University majoring in power systems and automation, and also a senior engineer. Mr. Pan started his career in 1986, and served successively as the Deputy Chief Engineer of Power Laboratory and the Deputy Head of the Planning Department of Yunnan Provincial Electric Power Bureau, the Deputy Director of the Planning & Development Department of Yunnan Electric Power Group Co., Ltd., the Deputy Director and Director of Kunming Power Plant, the Deputy Chief Engineer and Chief Engineer of Yunnan Electric Power Corporation from 1993 to 2003; the Deputy Director and Director of the Security Department of Supervision of China Southern Power Grid Company Ltd. from February 2003 to April 2004; the Director of the China Southern Power Grid Technology and Research Center from April 2004 to January 2005; the General Manager, the Party Member and the Deputy Secretary of The Party of the

Guizhou Power Grid Corporation from January 2005 to November 2007; the Director of the Planning Development Department of China Southern Power Grid Company Ltd. from November 2007 to November 2010. He served as the Party Member and the Party Discipline Inspection Team leader of CSAHC since November 2010 and served as the supervisor of the Company and the chairman of the Supervisory Committee since 29 December 2010. He is also the Chairman of PCACL.

Li Jia Shi, aged 50, graduated with an Executive Master of Business Administration (EMBA) degree from Tsinghua University, EMBA major. Mr. Li started his career in 1976. He served as the Deputy Head of the Organization Division of the Party Committee of the CSAHC from September 1994 to February 1998; Party Secretary and vice general manager of Guangzhou Nanland Air Catering Company Limited from February 1998 to April 1999; the Deputy Head of the Organization Division of the Party Committee of the Company from April to December 1999; and the Head of the Organization Division of the Party Committee of the Company from December 1999 to December 2003. He served as the deputy secretary of the disciplinary committee and the office director of the disciplinary committee of the Company from December 2003 to December 2007. Mr. Li has served as the Secretary and Director of Office of the Disciplinary Committee of the Company since December 2007, and a supervisor of the Company since June 2009. He currently is also the chairman of Southern Airlines Ka Yuen (Guangzhou) Aviation Supply Company Limited and Guangzhou Nanland Air Catering Company Limited.

Zhang Wei, aged 45, graduated with a master degree from Tianjin University majoring in investment skills and economics and a senior accountant. Ms. Zhang started her career in 1988 and served as clerk at deputy director level of the Finance Department, the Manager of the Fixed Assets Office of the Finance Department, the General Manager Assistant and Vice General Manager of the Finance Department of the Company from 1995 to 2005; the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from August 2005 to July 2006; and the General Manager and Party Secretary of SA Finance from August 2006 to October 2007. Ms. Zhang had then been the Vice Director of the Supervisory Bureau and the Director of the Audit Division of CSAHC from October 2007 to August 2008. Since August 2008, she has been the Director of the Audit Division of CSAHC. Ms. Zhang has been a supervisor of the Company since June 2008. Ms. Zhang is currently also the Convener of the Supervisory Committee of SA Finance, the Chairman of Supervisory Committee of SAIETC, the Chairman of Supervisory Committee of China Southern Airlines Group Construction and Development Company Limited and the Chairman of the supervisory committee of SACM.

Yang Yi Hua, aged 51, a Supervisor of the Company. Ms. Yang is the General Manager of the Audit Department of the Company and a Certified Internal Auditor. She has successively served as Deputy Manager of the Clearance and Settlement Office of the Financial Division of the Guangzhou Civil Aviation Administration, Manager of the Financial Office of the Company's Financial Division, and Deputy General Manager of the Company's Audit Department. Ms. Yang currently is also the Chairman of the Supervisory Committee of Xiamen Airlines, Guizhou Airlines, Guangzhou Baiyun International Logistic Company Limited ("Baiyun Logistic") and Nan Lung International Freight Limited and a supervisor of Chongqing Airlines, Beijing Southern Airlines Ground Services Company Limited and SA Finance.

Liang Zhong Gao, aged 55, a Supervisor and the Director of the Disciplinary Supervision Department of the Company. He is an expert of political science with university qualification. Mr. Liang once served as the Party Secretary and Deputy General Manager of the Guangzhou Sales Office of the Company, Deputy Party Secretary and Secretary of the Disciplinary Committee of the Passenger Traffic Department of the Company, Party Secretary of the Passenger Traffic Department of the Company and General Manager of the Aviation Service Quality Control Department of the Company.

SENIOR MANAGEMENT

Ren Ji Dong, aged 46, is the Executive Vice President of the Company. He graduated from the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA), and he is a senior engineer. He served as the Deputy Director of Urumqi Civil Aviation Administration, the Vice President of Xinjiang Airlines, the Party Secretary and the Vice President of the Xinjiang Branch of the Company, the Executive Vice President of the Company from February 2005 to January 2007, and the President of the Xinjiang Branch of the Company from January 2007 to April 2009. He has served as the Executive Vice President of the Company since May 2009.

He Zong Kai, aged 60, is the Executive Vice President of the Company. Mr. He graduated from Beijing Foreign Language Institute majoring in French, and he is a senior economist. Mr. He served as the Deputy Manager of the Operation Department of the Company, Manager of Passenger Transportation Department, Head of Seats Arrangement Department, Vice General Manager of the Marketing Department and General Manager of the Ground Services Department, President and Deputy Party Secretary of Hubei Branch. Mr. He has been an Executive Vice President of the Company since March 2005. Currently, Mr. He is also the Chairman of Chongqing Airlines.

Liu Qian, aged 47, is currently the Executive Vice President of the Company. Mr. Liu graduated from China Civil Aviation Flying College with majoring in aircraft piloting. Mr. Liu served the CAAC as an assistant researcher of the piloting skills supervision division of the piloting standards department, an assistant researcher of the operation supervision division, an assistant researcher of the piloting standards department, the Deputy Head of the Piloting Standards Division of the Piloting Standards Department, and the Deputy Chief Pilot and Chief Pilot of the Company. He has been the Executive Vice President of the Company since August 2007. Mr. Liu served as the Chairman of Zhuhai Xiang Yi Aviation Technology Company Limited, a jointly-controlled entity of the Company.

Dong Su Guang, aged 57, is the Executive Vice President of the Company. Graduated from Northwestern Polytechnical University majoring in aircraft design, and he is an engineer. Mr. Dong used to be a Vice President of Guangzhou Aircraft Maintaining and Engineering Co., Ltd. ("GAMECO", a jointly-controlled entity of the Company), as well as Chief Engineer and the General Manager of Engineering Department of the Company. He has been the Executive Vice President of the Company since December 2007. Mr. Dong is also the Chairman of Shantou Airlines, GAMECO and Shenyang Northern Aircraft Maintenance Engineering Co., Ltd.

Chen Gang, aged 45, is the Executive Vice President of the Company. He graduated from Zhongnan Finance and Economics University majoring in industrial Enterprise Management and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). He began his career in 1987. He served as the Vice Director of the Enterprise Management Department, the Manager of the Planning Enterprise Management Department, the Manager of Operation Department of Henan Branch of the Company, the Vice President of Henan Branch of the Company, the President of Hubei Branch of the Company, and the Director of Commercial Steering Committee of the Company from November 2005 to August 2009. He has been the Executive Vice President of the Company since August 2009. Currently, Mr. Chen is also the Chairman of CSN – ETC E-commerce Limited and Baiyun Logistics.

Zhang Zheng Rong, aged 49, is the Chief Pilot of the Company. He graduated from China Civil Aviation Flying College majoring in aircraft piloting and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). Mr. Zhang used to serve as the Captain of the First Squadron of CAAC, the Deputy General Manager of the Flight Operations Division and the Captain of the First Squadron as well as the General Manager of the Aviation Safety Monitoring Division of the Company. He has been the General Manager of the Guangzhou Flight Operations Division of the Company. He has been the Chief Pilot of the Company since August 2007. Mr. Zhang is also a director of Aviation Data Communication Corporation.

Hu Chen Jie, aged 42, is the Chief Information Officer of the Company and graduated from Beijing University Aeronautics and Astronautics majoring in information management. Mr. Hu used to be a software engineer in the Computer Center of CAAC, a senior software engineer in Wei Hong International Technology Company (Singapore), Deputy Director of the Computer Center of the Company, a senior project manager of SITA INC. (US) and the General Manager of CSN-ETC e-Commerce Limited. He has been the Chief Information Officer of the Company since June 2007. Mr. Hu is also a director of Guangzhou Aircraft Hang Yi Information Technology Co., Ltd. and Chairman of THITC.

Su Liang, aged 49, is the Chief Economist of the Company, and graduated from the University of Cranfield, United Kingdom with a master degree in Air Transport Management Engineering and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). Mr. Su was in charge of the flight operations, planning and international cargo project of the Company. From July 2000 to November 2007, Mr. Su was the Company Secretary of the Company. He has been the Chief Economist of the Company since December 2007. Mr. Su is also the Chairman of China Southern West Australian Flying College Pty Ltd (a subsidiary of the Company) and the Director of Sichuan Airlines Corporation Limited.

Chen Wei Hua, aged 45, is the Chief Legal Adviser. Mr. Chen graduated from the school of law of Peking University and the School of Economics and Management of Tsinghua University with a master degree in Business Administration (EMBA). He is a qualified solicitor in the PRC and a qualified corporate legal counsellor. Mr. Chen joined the aviation industry in 1988. He then joined CSAHC in January 1991. From 1997 to 2003, he served as Vice Director and Director of the Legal Affairs Office of the Company. Currently, he is the Director of the Legal Department of the Company. Mr. Chen has been the Chief Legal Adviser to the Company since January 2004. Currently, Mr. Chen is also the Director of Xiamen Airlines.

Xie Bing, aged 38, the Company Secretary of the Company. He graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of international finance and a master degree in Business Administration (EMBA) from Jinan University, the University of Birmingham, Britain and School of Economics and Management of Tsinghua University, respectively. Mr. Xie used to work in the Planning and Development Department, Company Secretary Office of the Company and Office of CSAHC. He has been the Company Secretary since November 2007.

Save as disclosed above, none of the above Director or Supervisor or senior management of the Company has any relationship with any Directors, Supervisors, senior management, substantial shareholders of the Company.

Glossary

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings indicated:

Capacity Measurements

"available seat kilometres" or "ASKs"	the number of seats made available for sale multiplied by the kilometres flown
"available tonne kilometres" or "ATKs"	the tonnes of capacity available for the transportation of revenue load (passengers and cargo) multiplied by the kilometres flown

Traffic Measurements

"revenue passenger kilometres" or "RPKs"	the number of passengers carried multiplied by the kilometres flown
"cargo tonne kilometres"	the load in tonnes multiplied by the kilometres flown
"revenue tonne kilometres" or "RTKs"	the load (passengers and cargo) in tonnes multiplied by the kilometres flown

Yield Measurements

"passenger yield"	revenue from passenger operations divided by RPKs
"cargo yield"	revenue from cargo operations divided by cargo tonne kilometres
"average yield"	revenue from airline operations (passenger and cargo) divided by RTKs
"tonne"	a metric ton, equivalent to 2,204.6 pounds

Load Factors

"passenger load factor"	RPKs expressed as a percentage of ASKs
"overall load factor"	RTKs expressed as a percentage of ATKs

Utilisation

"utilisation rates"	the actual number of flight and taxi hours per aircraft per operating day

中国南方航空
CHINA SOUTHERN
SKYTEAM

中国南方航空股份有限公司

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment B

The number of H Shares to which this proxy form relates[1]	

Form of Proxy for Annual General Meeting

I/We[2], ______________________________ holder of share account number ______________________________,

residing at ____,

being the registered holder of[3] ______________________________ ordinary shares of the Company, HEREBY

APPOINT[4] ______________________________, residing at ______________________________

____,

as my/our proxy/proxies to attend on my/our behalf the annual general meeting ("AGM") of the Company to be held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, Guangzhou, Guangdong Province, the PRC at 9:30 a.m., on Tuesday, 31 May 2011 and to act and vote on my/our behalf at the AGM in respect of the resolutions listed below, in accordance with my/our instructions below[5].

	Ordinary Resolutions	For[5]	Against[5]	Abstain[5]
1.	To consider and approve the Report of the Directors of the Company for the year 2010.			
2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2010.			
3.	To consider and approve the audited consolidated financial statements of the Company for the year 2010.			
4.	To consider and approve the profit distribution proposal for the year 2010.			
5.	To consider and approve the appointment of KPMG as the international auditors of the Company for the year 2011 and KPMG Huazhen as the PRC auditors of the Company for the year 2011 and authorize the Board to determine their remuneration.			
6.	To consider and approve the Company's acquisition of 6 Airbus A330 aircraft and 30 Airbus A320 series aircraft from Airbus SNC.			

Signature[7]: ______________________________ Date: ______________________________

Notes:

1. Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2. Please insert the name(s) and address(es) (as shown in the register of members) in block capital(s).

3. Please insert the number of all the Shares in the Company registered in your name(s).

4. If no person is appointed as proxy, the Chairman of the AGM will be deemed to have been appointed by you as your proxy.

5. If you wish to vote for any of the resolutions, please insert a "✓" in the box marked "FOR" or if you wish to vote against any of the resolutions, please insert a "✓" in the box marked "AGAINST"; or if you wish to abstain from voting for or against the resolution, please insert a "✓" in the box marked "ABSTAIN". If no indication is given, then your proxy/proxies may vote in such manner as he/she/they think(s) fit.

6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a company or an organization, either under the common seal or under the hand of any director or attorney duly authorised in writing. In any event, the execution shall be made in accordance with the articles of association of such company or organization.

7. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointer, a notarised copy of that power of attorney or other authority, must be delivered to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong in not less than 24 hours before the time appointed for the holding of the AGM.

8. A proxy, on behalf of the Shareholder, attending AGM shall bring along the proxy form duly completed and signed as well as the proof of identification of the proxy. In the case of a company or an organization, the proxy shall also bring along a notarised copy of the resolution of the board of directors or other governing body of the appointer or a letter of authorization.

9. This proxy form shall be completed in form of a set of two copies, one of which shall be lodged to the Company pursuant to Note 7; and the other copy shall be produced upon the AGM by the proxy of the Shareholder pursuant to Note 8.

10. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM or any adjourned AGM should you so wish.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

Attachment A

Reply Slip

To: China Southern Airlines Company Limited

I/we intend to attend (in person/by proxy)[1] the AGM of the Company to be held on Tuesday, 31 May 2011.

Name[2]	
Number of ordinary shares registered in my name[3]	
Identity card/passport number[1, 4]	
Share account number	
Mailing address	
Telephone number	

Signature[5] : ____________________ Date: ____________________

Notes:

1. Please delete the option which is not applicable.
2. Please insert your full name in both English and Chinese in block capital letters.
3. Please attach a photocopy of proof of ownership of your shares.
4. Please attach a photocopy of your identity card/passport.
5. This reply slip must be signed by the registered shareholder. If the registered shareholder is a company or an organization, then this reply slip must be sealed with the common seal of such company or organization or under hand by any directors or agents duly appointed by such company or organization.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Southern Airlines Company Limited (the "Company") will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Tuesday, 31 May 2011 at 9:30 a.m. for the purpose of considering, if thought fit, to approve the following resolutions:

ORDINARY RESOLUTIONS

1. to consider and approve the Report of the Directors of the Company for the year 2010;

2. to consider and approve the Report of the Supervisory Committee of the Company for the year 2010;

3. to consider and approve the audited consolidated financial statements of the Company for the year 2010;

4. to consider and approve the profit distribution proposal for the year 2010;

   As audited by KPMG Huazhen, under the PRC accounting standards, as at 31 December 2010, the accumulated loss of the Company amounted to RMB877 million. According to the provisions of the Company Law, there is no withdrawal of reserve fund and no payment of dividend by the Company for the year 2010.

5. to consider and approve the appointment of KPMG as the international auditors of the Company for the year 2011 and KPMG Huazhen as the PRC auditors of the Company for the year 2011 and authorize the Board to determine their remuneration;

6. to consider and approve the Company's acquisition of 6 Airbus A330 aircraft and 30 Airbus A320 series aircraft from Airbus SNC.

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

13 April 2011

As at the date of this notice, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.

Notes:

1. **Persons who are entitled to attend the AGM**

   a. Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, at the close of trading in the afternoon of 29 April 2011 ("Eligible Shareholders") or their representatives are entitled to attend the AGM after completion of the required registration procedures in accordance with Note 2 "Registration procedures for attending the AGM". Holders of A Shares shall receive a notice separately.

   b. The directors, supervisors and senior management of the Company.

   c. Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2. **Registration procedures for attending the AGM**

   a. Eligible Shareholders who intend to attend the AGM either in person or by proxy must deliver to the Company on or before 11 May 2011, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the AGM as Attachment A.

   b. When attending the AGM, individual Eligible Shareholder or his/her proxy shall bring along his/her identity card. The legal representative of a corporate Eligible Shareholder attending the AGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

   c. Holders of H Shares who intend to attend the AGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares of the Company, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at or before 4:30 p.m. on 29 April 2011.

   d. The register of H Shares will be closed from 30 April 2011 to 31 May 2011 (both days inclusive), during which period no transfer of H Shares will be registered.

3. **Proxies**

a. An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his/her behalf. A proxy does not need to be a shareholder of the Company.

b. A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the AGM, which is attached to the notice of AGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c. To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the AGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the AGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4. **Miscellaneous**

a. The AGM is expected to last for half day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b. The address of the headquarters of the Company is:
1st Floor, No. 278 Ji Chang Road
Guangzhou 510405, Guangdong Province
People's Republic of China
Telephone No.: (+86) 20-8612 4462
Facsimile No.: (+86) 20-8665 9040
Website: www.csair.com
Contact person: Mao Lixing

c. Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the AGM shall be voted by poll.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(在中華人民共和國註冊成立的股份有限公司)

(Stock Code 股份代號: 1055)

NOTIFICATION LETTER 通知信函

13 April 2011

Dear Non-registered holder [1],

China Southern Airlines Company Limited (the "Company")
– Notice of Publication of 2010 Annual Report and Notice of Annual General Meeting ("Current Corporate Communications")

The English and Chinese versions of the Company's Current Corporate Communications are available on the Company's website at www.csair.com and the HKExnews's website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking "Investor" on the home page of our website, then selecting "Directorate Report" or "Other" and viewing them through Adobe® Reader® or browsing through the HKExnews's website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the "Hong Kong Share Registrar") by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company's website at www.csair.com or the HKExnews's website at www.hkexnews.hk .

Should you have any queries relating to any of the above matters, please send an email to csair.ecom@computershare.com.hk .

Yours faithfully,
For and on behalf of
China Southern Airlines Company Limited
Si Xianmin
Chairman

Note: (1) This letter is addressed to Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人[1]：

中國南方航空股份有限公司（「本公司」）
– 2010年度報告及股東週年大會通告（「本次公司通訊文件」）之發佈通知

本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.csair.com)及香港交易所披露易網站（www.hkexnews.hk），歡迎瀏覽。 請在本公司網站主頁按「投資者關係」一項，再在「業績報告」或「其他報告」下使用 Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如 閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票) 。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.csair.com)或香港交易所披露易網站（www.hkexnews.hk）內下載。

如對本函內容有任何疑問，請電郵至 csair.ecom@computershare.com.hk 。

代表
中國南方航空股份有限公司
主席
司獻民
謹啓

2011年4月13日

附註：(1) 此函件只向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊文件)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

Non-registered holder's information (English Name and Address)
非登記持有人資料（英文姓名及地址）

Request Form 申請表格

To: China Southern Airlines Company Limited (the "Company")
(Stock Code: 1055)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East
Wanchai, Hong Kong

致：中國南方航空股份有限公司（「本公司」）
（股份代號：1055）
經香港證券登記有限公司
香港灣仔皇后大道東183號
合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company ("Corporate Communications") in the manner as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：
(Please mark ONLY ONE (X) of the following boxes)
(請從下列選擇中，僅在其中**一個空格**內劃上「X」號)

☐ to receive the printed **English** version of all Corporate Communications ONLY; OR
僅收取公司通訊文件之**英文印刷本；或**

☐ to receive the printed **Chinese** version of all Corporate Communications ONLY; OR
僅收取公司通訊文件之**中文印刷本；或**

☐ to receive **both printed English and Chinese** versions of all Corporate Communications.
同時收取公司通訊文件之**英文及中文印刷本**。

Contact telephone number
聯絡電話號碼

Signature(s)
簽名

Notes 附註：

1. Please complete all your details clearly.
請　閣下清楚填妥所有資料。
2. This letter is addressed to the Non-registered holders of the Company only ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
此函件只向本公司之非登記持有人（"非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊）發出。
3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction will apply to the Corporate Communications to be sent to you until you notify the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.
上述指示適用於發送予　閣下之所有公司通訊，直至　閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。
5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

**Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick this on the envelope to return this Request Form to us.
No postage stamp necessary if posted in Hong Kong.

郵寄標籤 MAIL LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong